Annual Report 2002

82-1571

03 APR -3 ... 7:21

SUPPL


03050201

Ladbroke Group PLC

~~Hilton Group plc~~











DW 4/29

Hilton Group plc







Hilton
The world's most powerful hotel brand, Hilton International currently operates 249 hotels in over 70 countries worldwide.

Scandic
Acquired in 2001, Scandic is the leading Nordic hotel brand with 135 hotels located primarily in the Scandinavian and Baltic regions.

LivingWell
LivingWell is one of the UK's largest health club operators. Its international portfolio of 102 clubs services over 140,000 members.

Ladbrokes
Ladbrokes is the world's leading bookmaker employing over 12,000 people in its retail, telephone and eGaming operations.

Vernons
A leading operator of the football pools since 1925, Vernons has over 5 million current and past players spread across 150 countries worldwide.

www.hiltongroup.com

Group highlights

2002 has been a difficult year in terms of economic and global uncertainties but the Group has reported a solid performance.

- Group profit before taxation, goodwill amortisation and exceptional items down 3.1% to £271.4 million.
- Worldwide Betting profits up 31.5% to £149.3 million with strong growth in all channels.
- Hotel profits fell 16.9% to £212.1 million as trading remains difficult, particularly in the European gateway cities.
- Final dividend of 5.52 pence making a total of 8.92 pence – level with last year.

Results for the year

	2002 £m	2001 £m
Turnover	**5,479.0**	4,161.8
Total operating profit before goodwill amortisation and exceptional items	**348.1**	359.2
EBITDA before exceptional items	**486.1**	479.8
Profit before tax, goodwill amortisation and exceptional items	**271.4**	280.2
Interest	**(76.7)**	(79.0)
Earnings per share before goodwill amortisation and exceptional items	**13.40p**	14.30p
Dividend per share	**8.92p**	8.92p
Cash flow from operating activities	**455.7**	445.7
Equity shareholders' funds	**2,470.3**	2,539.1
Net borrowings	**1,164.8**	1,473.9

Hilton and Ladbrokes are both world-leading brands. It is our belief that, in the medium term, our hotel performance will improve and Ladbrokes will continue to grow.



The past year has been a difficult one in terms of economic and global uncertainties but I am pleased to report a solid performance by your Group.

World-leading Brands
Hilton and Ladbrokes are both world-leading brands. They offer products, service and quality that will always be in demand.

Overview of Results
The Group's profit before taxation, goodwill amortisation and exceptional items fell 3.1% to £271.4 million.

Due to the reduction in international travel exacerbated by the general downturn of economies, notably in Germany and Scandinavia where the portfolio is predominantly owned or leased, the hotel division saw operating profit for the year fall by £43.2 million to £212.1 million. Underlying profit, after adjusting for property changes and exchange movements and excluding the Scandic acquisition, fell by 13.4% to £200.6 million.

Worldwide Betting turnover at £3.8 billion increased by 50% following the introduction of 'tax-free' betting, the continued international expansion of our eGaming business and the benefit of the World Cup in Japan and Korea. Gross win at £622 million was up by 8%, increasing in all channels and reflecting positive growth across the business. Operating profit before exceptional items increased by 31.5% to £149.3 million.

Setting the Pace
It is our belief that, in the medium term, our hotel performance will improve and Ladbrokes will continue to grow. We hold that belief because we know that both businesses are leaders in their sectors, developing fresh approaches, making innovations and responding to their customers' demands. These are businesses that set the pace and the agenda in their sectors. Where Hilton or Ladbrokes goes, the competition is sure to follow.

Most Admired Company
This is a Group that wins awards. A raft of awards in hotels, betting and gaming and health clubs was capped at the end of last year with the news that readers of Management Today magazine voted Hilton Group the most admired company in the leisure and hotels sector. In addition, of the largest 125 companies in the UK, our 'admiration ranking' moved up from 72 to 19.

Hilton in the Community
As a Group we take our responsibilities to our employees and the communities in which we operate very seriously. In February 2002 we established Hilton University which provides employees with learning and education opportunities. The Hilton in the Community Foundation, established almost two years ago, is now supporting charities and disaster relief right round the world. At Ladbrokes, staff are close to raising over £2 million for charity over the last five years.

Customer Service
Hilton Group is in good shape and I want to take this opportunity to thank staff and management right across the business for their hard work and commitment to customer service that has helped bring this about.

The Board
On 22 July 2002 Nicholas Jones was appointed a non-executive director. Nicholas is a distinguished corporate financier and is Vice Chairman of Lazard Brothers and was previously Chairman of the National Stud. Russell Walls, the senior independent director, will not be standing for re-election at this year's AGM and we would like to thank Russell for the contribution he has made to the Group. On Russell's retirement Patrick Lupo will take over as the senior independent director.

Being Responsive
We have, over the years, built a Group that is structured to be financially strong during such uncertain times as these. We have built a Group that is responsive to the needs of our customers and which will continue to be so. Both these attributes leave Hilton Group as a strong player for the future.

The Dividend
In line with our commitment given last November that we would maintain the full year 2002 dividend at no less than last year's level, the Board have recommended a final dividend of 5.52 pence per share payable on 2 June 2003 to shareholders on the register on 7 March. This final dividend, together with the interim dividend of 3.40 pence, gives a total dividend of 8.92 pence, maintained at last year's level.

Outlook
At the time of writing, the uniquely complex economic and political uncertainty makes forecasting for hotels difficult. The outlook for betting remains positive. Our task is to muster the strengths of our brands, management and finances to continue to outperform the competition.

Ian Robinson

Sir Ian Robinson
Chairman
27 February 2003

Hilton and Ladbrokes both demonstrated their capacity to cope with rapidly changing and evolving markets.



The Group experienced a year of mixed fortunes with betting doing well while hotels faced very trying conditions especially in Continental Europe. The inherent strengths of the brands remained intact, however, with Hilton and Ladbrokes both demonstrating their capacity to cope with rapidly changing and evolving markets.

Due Credit

Particular credit is due to the Ladbrokes team, led by Chris Bell, which had a good year with the benefits of the zero customer tax regime and growing eGaming profitability, coupled with the upside from a number of innovative products and strategic investment in technology flowing through.

Our £25 million investment in the EPOS system provided a technological backbone for our shop estate, which is being further invested in with a 3,500 unit self service customer terminal programme and new TV screen presentation and information. This further £20 million investment will be concluded this year.

Inventiveness

Led by Anthony Harris, the hotel division had to deal with very tough trading conditions and his team demonstrated great skill in adapting quickly to the new challenges, especially the downturn in international travel. Our sales and marketing colleagues displayed great inventiveness in driving increased domestic and regional business – an invaluable skill in the current market.

Steady Expansion

We have managed to expand into new territories in both businesses over the past year. For hotels we have added contracts for a number of new properties in important destinations to Hilton – perhaps surprisingly so given the climate.

We will see in the coming years a third and well located Hilton in Paris, the first Hilton in Moscow and the first Hilton in Venice as well as some of our older and most famous hotels being totally refurbished – in most cases closed and to be reopened – such as Sydney, Athens and Vienna.

Within Ladbrokes, expansion is also internationally driven – but we have not had to leave these shores often to do it! In eGaming, helped by new product launches and improved presentation and service, our overseas business is growing and for the sportsbook now represents 46% of turnover. *Ladbrokespoker.com* is another good example. In under a year, without accepting bets from US citizens as players, we have established ourselves as one of the biggest sites in the world.

Similarly, driven by new technology and customer service levels, our telephone betting business now takes calls and bets from over 35 countries.

Our shop businesses in the UK, Ireland and Belgium are all continually being refreshed with acquisitions, relocations and refurbishments – we are always trying to bring a better service, environment and new ideas to the customer.

Strong Finances

My deputy, Brian Wallace, leads a respected finance team. Their prudent management of cash and strong focus on liquidity help present a solid business profile essential for future growth and development at the appropriate time, whilst affording funding security during periods of economic uncertainty.

Customer Led

We are a customer led business and, despite these uncertain times, good service delivery must remain our key aim. My primary objective for the year ahead is to build upon and improve levels of guest and customer satisfaction, which in turn, will enable us to continue to outperform our competitors.

In the year ahead, the challenges are to control the costs of a growing set of businesses without affecting our well-respected customer service delivery.

The challenge presented by ever more demanding and discerning customers in a tough market is one the Group will tackle with enthusiasm. I remain confident.

David Michels
Chief Executive
27 February 2003

Anthony R Harris 1955-2003

On 11 March 2003, Anthony Harris, Chief Executive of our Hilton International hotels division, sadly died after a six-month illness. His career with Hilton spanned some 25 years during which time he spent two spells at the company, as a Vice President, and latterly as Chief Executive. His outstanding contribution was driven by a passion for the hotels business and an enthusiasm for Hilton, its guests and its staff. He will be sorely missed.

Anthony R Harris
1955-2003

The tragic death of Anthony Harris, aged just 47, came as a real shock. He was a strong man, full of energy. A keen sportsman, he was only a few months ago out on the ski slopes, totally unaware of how gravely ill he was.

In a career with Hilton spanning some 25 years, he worked first at the London Hilton, then the Cavalieri Hilton in Rome before becoming Vice President for Sales in Europe. He moved on to work first for Ciga hotels in Italy and then Stakis in the UK before returning to Hilton first as Managing Director, UK and Ireland and then as Chief Executive, Hilton International with responsibility for hotel operations in more than 70 countries.

He achieved so much in such a short time thanks to pure talent and hard work. He was a good hotelier with a passion for the business, and a good leader with a passion for people. His legacy to Hilton includes Hilton University, which is improving management skills right across the organisation, and his gift to those places in which Hilton does business includes the Hilton in the Community Foundation, which has in less than two years raised more than £1 million for good causes.

To his friends, Anthony's lasting mark will be one of enthusiasm, humour, warmth, approachability and charm. To his family, it will be one of absolute devotion.

David M C Michels
Hilton Group plc

Hotels

2002 presented the management team with a number of new challenges, which allowed them to demonstrate their ability to deal with rapidly changing and difficult markets.

Business Review
2002 presented the management team with a number of new challenges, which allowed them to demonstrate their ability to deal with rapidly changing and difficult markets. We have sought to drive returns through the investment we have already made, as well as maintaining good service delivery and paying close attention to customer needs.

The industry is facing a trend towards later booking as well as a reduction in business traffic. Our sales and marketing teams have adapted to these new scenarios with the launch of highly successful tactical marketing programs aimed at the domestic customer, which have enabled our leisure business to grow significantly.

The growing sophistication of our customers is also being addressed by offering easier access and more information about our products through websites and the internet in general. Over the next year an additional four localised websites will be developed for use in the UK, German, Japanese and Scandinavian markets.

The Alliance with Hilton Hotels Corporation remains strong. HHonors is one of the leading hotel global loyalty programs and continues to grow and underpin a substantial amount of our business. The importance of the program has been amply demonstrated by the success in the Nordic region where, following the acquisition of Scandic last year, over 40% of bookings are now HHonors related.

The attractiveness of the program is also enhanced by the expanding and relaunched Hilton Worldwide Resorts program where business travellers are increasingly requesting a leisure opportunity when redeeming their HHonors points. We now offer a unique group of four and five star destinations including the Maldives Resort and Spa, Tobago and Mauritius.

We continue to seek out opportunities to take advantage of the highly successful brand. Its acknowledged merits and strengths are proving attractive to third parties who want to be associated with the Hilton name to support and enhance their own products. For example, we recently signed a licensing and development agreement with Coral Hotels, to rebrand their Caribbean hotels 'Coral by Hilton'. Hilton have also partnered with Festival Cruises where 'Hilton Suites' will be available on Festival's premium ships.

In addition, we have continued to expand into new gateway city locations including Cologne, Narita Airport (Japan), São Paulo and more recently we signed management contracts in La Defense (Paris), Moscow and Venice.

LivingWell, our successful health club business, continues to explore opportunities in Australia and a further four clubs are due to open over the next 18 months bringing the total number of premier clubs in Australia to eight. We have also launched LivingWell Express, a new cost effective hotel health club concept designed to meet the needs of the travelling business customer. The LivingWell in Peterborough also won the prestigious Flame Award for Best Premier Health Club.

Hotel Division

Turnover and profit by region

	Turnover year to 31.12.2002 £m	Operating profit year to 31.12.2002 £m	Turnover year to 31.12.2001 £m	Operating profit year to 31.12.2001 £m
United Kingdom	620.4	107.7	598.2	126.1
Europe and Africa	1,057.8	70.6	869.9	96.0
Middle East and Asia Pacific	705.5	24.2	670.8	24.7
The Americas	239.6	18.5	261.8	24.0
LivingWell	46.9	4.9	53.8	4.1
	2,670.2	225.9	2,454.5	274.9
Central and non-operating items	–	(13.8)	–	(19.6)
Total hotels	2,670.2	212.1	2,454.5	255.3
Memo: Scandic	461.4	34.5	257.2	33.9

Turnover is that of all hotels whether owned or managed.

Hotel Division

Revenue per available room (revpar)

	Year to 31.12.2002 £	Year to 31.12.2001 £
United Kingdom	59.16	60.93
Europe and Africa	48.76	50.51
Middle East and Asia Pacific	45.89	43.14
The Americas	46.05	47.02
Hilton branded	49.98	50.23
Scandic branded	31.40	32.33
Total hotels	44.95	45.40

Hotel Division

Number of hotels by contract type

	Total	Owned	Fixed lease	Contingent lease	Management contract
United Kingdom	78	47	2	26	3
Europe and Africa	75	14	12	22	27
Middle East and Asia Pacific	70	1	2	4	63
The Americas	26	8	1	6	11
Hilton branded	249	70	17	58	104
Scandic branded	135	–	38	91	6
Total hotels	384	70	55	149	110

Operating Review
Due to the reduction in international travel exacerbated by the general downturn of economies, notably in Germany and Scandinavia where the portfolio is predominantly owned or leased, operating profit for the year fell by £43.2 million to £212.1 million. Underlying profit, after adjusting for property changes and exchange movements and excluding the Scandic acquisition fell by 13.4% to £200.6 million.

On a worldwide basis (like for like properties at constant exchange rates, including a full year of Scandic in 2001 for comparability) revpar fell by 1.0% with occupancy down 0.5 percentage points and rate down by 0.2%.

Until the economic climate becomes clearer, capital expenditure, other than routine repairs, has been kept to a minimum. In addition, cost control remains a core focus, but not at the expense of guest satisfaction.

United Kingdom and Ireland
Profits for the United Kingdom and Ireland portfolio fell by 14.6% to £107.7 million. Taking into account the effects of sale and leaseback transactions, which reduced profitability by £8.6 million, underlying profit fell by £9.8 million.

Overall, like for like revpar was down 2.9%, with rate down 1.0% and occupancy down 1.5 percentage points.

The Provinces performed well in difficult circumstances with revpar falling by only 0.3% driven by a fall of 1.8 percentage points in occupancy, with rate up 2.2%.

In London, on a like for like basis, revpar for the year fell 5.7%, although the last quarter showed some recovery with growth of 11.8%. The five star properties in London saw the steepest decline with revpar down 6.7% driven by rate, which fell by 6.3%, while occupancy rose 1.2 percentage points.

The only major capital expenditure project in the UK was the 233 room extension at the Hilton Gatwick, which opened in December 2002.

Europe and Africa
Europe and Africa saw profits fall by 26.5% to £70.6 million.

Hilton branded Europe and Africa revpar for the year was down 3.5% (like for like at constant currencies) with the second half showing growth of 1.9% after the first half decline of 8.4%. Those countries where the portfolio is owned or leased showed the greatest decline in both revpar and profitability; most notably Germany and Holland. The Hilton Geneva had a very good year, with revpar up over 25% and overall, on a like for like basis, our Western European managed portfolio saw revpar up 9.3%.

The Scandic portfolio, acquired in June 2001, saw profits fall 13% on a like for like basis (including rebrands). To date 14 hotels have been rebranded to Hilton with a further two planned for 2003. Due to the difficult trading conditions further rebrandings have been deferred.

Asia Pacific and Middle East
The Asia Pacific and Middle East region saw profits fall by 2.0%. Revpar was up 6.4% on a like for like basis at constant exchange rates.

Revpar (like for like at constant currencies) in Asia Pacific increased by 6.7% and by 5.8% in the Middle East. Encouraging results came from the Maldives where revpar was up by 43.1%, in China where revpar grew by 14% and Japan where revpar increased 4.2%. Tokyo Bay benefited from the strong performance of the Disney resorts and saw profits up by over 70%.

Following the acquisition of the Hilton Sydney in 2000, the hotel closed in the fourth quarter and will undergo a full £46 million rebuild. It will reopen in mid 2004 as the premier meeting and conference hotel in Sydney.

The Americas
The region saw profits fall 23% on a decline in revpar of 2.1%. As with the Europe and Africa region, our owned properties, primarily in North America, were affected more by the economic climate than our managed portfolio. The new Hilton São Paulo Morumbi opened in the fourth quarter in a difficult market place. The Caribbean performed well in a challenging environment helped by the launch of the new resort product.

LivingWell
The LivingWell business saw a very encouraging 19.5% growth in reported profits. After adjusting for changes in internal accounting policies, comparable profit grew by over 50%. There has also been a 7% growth in members and worldwide membership now stands at over 142,000. LivingWell received several major awards including Peterborough winning the prestigious Flame Award for Best Premier Health Club. During the year, LivingWell Express was launched and there are now seven clubs in Hilton hotels in seven countries.

Hilton International
27 February 2003

Betting and Gaming

The introduction of 'tax-free' betting in late 2001 has been a catalyst for growth, leading to a widening of the choice of betting opportunities in all distribution channels.



Christopher Bell
Chief Executive
Ladbrokes Worldwide

Business Review
Ladbrokes continues to build on the unprecedented levels of change experienced in 2001. The introduction of 'tax-free' betting in late 2001 has been a catalyst for growth, leading to a widening of the choice of betting opportunities in all distribution channels.

This wider set of commercial opportunities, coupled with the strength of the Ladbrokes brand, depth of management and experience and investment in technology, has generated record gross win and profit.

The Government's objectives to create a more enlightened approach to betting with a keen awareness of customer needs appears to be on course. Gambling is now a mainstream leisure product and is rightly being treated as such.

Throughout 2002, Ladbrokes has continued to invest in technology enabling the launch of innovative new products and greater service delivery to the customer.

In April, the bookmakers reached agreement with British racing over payment for the use of data rights and in May an agreement was reached with 49 British racecourses to secure betting shop picture rights. The other ten racecourses have contracts with SIS until 2007. With the stability that is being generated both through these agreements and from a reinvigorated market in general, Ladbrokes is installing new visual systems to provide enhanced information and increased betting opportunities for customers.

The roll out of these digital systems will be complete by mid 2003 and will allow tailor-made broadcasts by chosen shop or region.

Technology has also been exploited through our electronic point of sale system, which allows customers' bets to be captured electronically so saving time and money through increased staff productivity. The recently introduced mark sense (lottery style) slips, made possible through the electronic point of sale systems and touch screen betting facilities, have also proved to be extremely popular.

The eGaming business continues to grow at encouraging levels and benefited from the popularity of the World Cup when over 1.2 million bets were placed by over 62,000 customers. 13 languages are now supported across an increased range of products, accepting 15 different currencies.

Particular success included the expansion of the rapid keno style game 'Balls' and the launch in May of *ladbrokespoker.com*. The sportsbook continues to grow and remains the key recruitment vehicle from *ladbrokes.com* into the other eGaming sites. The *ladbrokescasino.com* site is also developing rapidly and is now recognised as a leading player in the industry. Jackpot games now offer customers the chance to win over US$1 million. The success of these games is helping eGaming to generate significant levels of profit.

The telephone betting operation continues to grow rapidly, with over 100,000 active customers, an increase of 14%. Investment has and still is being made in improving customer service, including development of a speech recognition system for automated call handling. The business also benefits from our One Account service, enabling customers to bet with Ladbrokes using just one account accessible by phone, internet, interactive TV and, in the first half of 2003, throughout Ladbrokes' UK betting shops. This will enable customers to, for example, bet from their office, using the telephone or internet and then pick up their winnings from their local Ladbrokes shop on their way home from the office. No other competitor offers customers this level of accessibility.

Vernons continues to perform well, with the growth of online games products and numbers games available through mail and telephone offsetting the industry decline in traditional pools betting.

Betting and Gaming Turnover and profit by business	Year to 31.12 2002 £m	Year to 31.12 2002 £m	Year to 31.12.2001 £m	Year to 31.12.2001 £m
UK Retail	2,755.6	113.2	1,812.3	90.6
Belgium and Ireland	243.8	11.2	225.2	11.8
Telephone Betting	393.2	8.1	284.7	3.6
eGaming	390.3	11.3	188.2	2.0
Vernons	29.0	5.5	29.9	5.5
Worldwide Betting	3,811.9	149.3	2,540.3	113.5

Management remain confident in the continued growth and profitability of the Ladbrokes business.

Operating Review
Turnover at £3.8 billion increased by 50% following the introduction of 'tax-free' betting, the continued international expansion of our eGaming business and the benefit of the World Cup in Japan and Korea.

Gross win at £622 million was up by 8%, increasing in all channels and reflecting positive growth across the business. Gross profit, after deducting duty and VAT, was up by 20% at £527 million.

Operating profit before exceptional items consequently increased by 31.5% to £149.3 million.

In the UK shop estate, the levels of slippage (transactions) increased by 18% and stake per slip rose to £8.06. Boosted by our continued investment in the estate, in customer facing technology and extended opening hours, turnover rose by 52%.

Gross profit margin (excluding AWPs and FOBTs) of 13.9% was lower than the three year average of 14.4%. This is a consequence of both horse race margins being reduced on-course by the impact of bookmakers at the race track hedging off-course with betting exchanges and increased customer betting on lower margin and virtual events.

However, gross win, the amount of money the customer leaves behind, increased by 4% demonstrating that in the new no tax era customers are prepared to reinvest their winnings as value to them improves.

The European shop businesses achieved a 22% increase in profit, each and every business showing growth other than Belgium, which had to withdraw its slot machines under new legislation. The UK business in particular benefited from accelerated shop development with 46 relocations, ten new licenses and 27 acquisitions at a total cost of £29 million. We also concluded a major review of the estate following the first anniversary of the betting tax modernisation and closed 54 loss making shops with no future in the modernised Ladbrokes estate. The leverage of our EPOS network was pushed further with the commencement of installation of 3,500 self service customer terminals and new in-shop screen presentations and data library costing some £20 million.

Costs in UK retail rose by 14% as increased levies and picture payments were made to British horseracing, shops were open for longer hours and on more Sundays and higher property rents, utility charges and insurance costs were incurred.

Vernons continued to perform well, with turnover decline slowing and new products being introduced, generating profit of £5.5 million (2001: £5.5 million).

Following the return of our call centre from Gibraltar to London and Liverpool, telephone betting turnover has increased by 38%, call volumes by 26% and average call costs have reduced by 18%.

Gross win also increased by 9% as stakes per call rose to £82. Telephone betting made an increased profit of £8.1 million from a base of 104,000 active customers.

eGaming continued its growth, increasing turnover on the sportsbook by 78%, the casino by 66% and 'Balls' almost six-fold. Gross win increased by 102% to £53 million, also benefiting from the launch of our poker site in May. From a standing start, our poker site – *ladbrokespoker.com* – is one of the top three in the world and the biggest poker room without US customers.

Encouragingly, whilst we continue to invest in this business, profit has reached £11.3 million – an increase of £9.3 million on 2001.

We now have over 500,000 registered players, with 264,000 active during 2002.

Costs of recruitment have decreased 14% and are believed to be much lower than for lesser known brands than Ladbrokes, who do not have the benefit of a strong sportsbook providing the gateway to the gaming products.

Internationalisation of the offering continues – even though we do not take bets from US citizens – we take bets from 180 countries in 15 currencies and provide full customer service back up in 13 languages.

Christopher Bell
Chief Executive
Ladbrokes Worldwide
27 February 2003

Hilton Group operates to high standards of performance and advocates socially and environmentally responsible business practice. Our aim is to bring a positive benefit to the societies in which we operate, through high quality services, economic growth, environmental protection, community involvement and, of course, employment.

Our People
We rely on our employees to provide the high quality of service our guests and customers expect. In return we work hard to look after our people. Our aim is to maximise and develop the skills of our staff, provide opportunities for personal development and achieve high rates of employee satisfaction.

Through its 'Esprit' programme, Hilton International aims to make everyone feel valued within their working environment. Its objectives are to maintain high standards in human resources management and to create a business culture in which everyone can grow and develop their careers. To support this commitment, Hilton University has been launched worldwide, covering a range of skills for the hotel industry, from operational and technical to finance and general management.

Ladbrokes has been Investors in People accredited since 1998 and is continuously monitoring and improving its activities. For the second year running, Ladbrokes has achieved Good Corporation accreditation, with its staff receiving a commendation for their approach to customers and the local community.

Equal Opportunities and Human Rights
Hilton Group values its international reputation and respects the communities in which we work. We uphold the principle of equal opportunities and strive to meet high ethical standards. Our divisions abide by the provisions of the Universal Declaration of Human Rights.

Health and Safety
Health and safety is a primary objective of the Group and an integral part of the way we manage our business. Our aim is to achieve best-practice standards in health and safety throughout our operations. We support a proactive culture of risk management to ensure accidents and incidents remain as low as is reasonably practicable.

Environment and Sustainability
Hilton Group is committed to protecting the environment and improving its environmental performance.

We are included in FTSE4Good and are an active participant in the UK Business in the Environment's Index of Corporate Environmental Engagement. We also sponsor the International Hotels Environment Initiative (IHEI).

We are continually working to incorporate environmental management into everyday business practice, measuring our performance and setting improvement targets for all our business units. To date, we have focused on minimising the direct impact of our operations and in particular reducing the amount of energy and water we use and waste we produce.

Business Practice
Our internal codes of practice require business professionalism, honesty and integrity in all that we do. We seek to comply with all relevant legislation and to maintain good relationships with all our stakeholders.

Customers
Our customers are our business. In order to maintain high levels of satisfaction, we are constantly assessing the views of our customers. Hilton Group encourages its divisions to operate a fair system for handling complaints from customers, guests, employees and suppliers. We respect the rights of the consumer according to all applicable legislation in the countries in which we operate.

Business Partners and Supply Chain
We promote long-term relationships with our business partners and our divisions work closely with their suppliers to maintain the integrity and continuity of service expected by our customers. In particular, we have established social, ethical and environmental criteria for procurement and are working with our suppliers to integrate them into our supply chain.

Communities and Charities
Good relationships with local communities provide invaluable benefits to our business. We encourage all our employees to be involved in their communities.

Hilton in the Community Foundation is the charitable trust set up and wholly supported by Hilton International and its employees. The foundation was launched in the UK in 2000 and is now being rolled-out worldwide.

In 2002, the Ladbrokes charity of the year has been the NSPCC. In addition, Ladbrokes continues to support the Gambling Industry Charitable Trust (inc Gamcare), assisting both individuals and their families who have issues related to problem gambling.

Our employees throughout the world have been involved in fundraising and charitable activities and during 2002 have raised approximately £1 million. In addition, Group companies donated £164,000 to 348 charities worldwide of which £131,000 was to UK charitable organisations. This excludes £200,000 donated by Hilton International in support of the Hilton in the Community Foundation.

In demonstrating our commitment to corporate social responsibility (CSR) we have produced full disclosure on our website (www.hiltongroup.com).

Further information on CSR is included in the Directors' Report on pages 47 to 49.

Group profit before tax, exceptional items and goodwill amortisation of £271.4m was down 3.1% with strong performance in the betting businesses offset by difficult hotel trading conditions.

Business Overview

Hilton Group plc comprises two divisions, Hotels and Betting & Gaming, which are operated on a decentralised basis, with a small Group head office. As part of a routine strategic review, carried out in 2002, the Board re-affirmed its previously stated intention to maintain the Group in its current shape. This is a subject which the Board reviews at least annually.

Within Hotels, Hilton International is a leading global hotel brand and the Company, which owns the rights to the trademark for the Hilton brand outside the USA, entered into an alliance on 1 January 1997 with Hilton Hotels Corporation, which owns the rights to the trademark within the USA. This Alliance covers reservations systems, loyalty programmes and global marketing arrangements. In 2001, the Group acquired Scandic which is a leading mid-market operator of hotels, particularly in the Nordic region. The Group also owns the LivingWell health club brand. Ladbrokes is a leading betting brand with strong positions in retail betting, telephone betting and eGaming.

Trading Summary

Turnover for the Group has increased by £1,317.2 million (31.6%) to £5,479.0 million. Hotels increased £125.3 million to £1,666.0 million, with the impact of the tragic events of September 11 and the slowdown in world economies continuing in 2002, offset by the Scandic full year acquisition impact. Betting & Gaming, excluding the International Gaming business ('Worldwide Betting'), increased £1,271.6 million to £3,811.9 million due to the full-year impact of 'tax-free' betting and the strong performance of all divisions this year. Second-half Group turnover of £2,911.3 million was up £661.3 million, with Worldwide Betting up £654.2 million.

Operating profit before goodwill amortisation and exceptional items is down 3.1% to £348.1 million (2001: £359.2 million). Worldwide Betting profits increased by 31.5% to £149.3 million boosted by strong performance in European Retail and eGaming profits. This was offset by Hotels, down 16.9% to £212.1 million, with the effects of September 11 and the slowdown in world economies continuing in 2002. Second-half Group operating profit was up 2.9% to £180.4 million, with the 11% fall in Hotels more than offset by increased Worldwide Betting profits.

Interest

The interest charge for the year of £76.7 million is 2.9% lower than last year (£79.0 million). This reflects the impact of the decrease in year on year average borrowings (cash received on the disposals of UK hotels, in March 2001 and August 2002, has been largely offset by the Scandic acquisition in June 2001). EBITDA interest cover was 6.3 times (2001: 6.1 times), with EBITDAR interest cover (after adjusting for payments under fixed leases and minimum guarantees, and excluding associates) of 5.1 times (2001: 5.2 times).

Profit Before Tax

The operating profit decline was partially offset by the lower interest charge resulting in a 3.1% decrease in profit before taxation, exceptional items and goodwill amortisation to £271.4 million (2001: £280.2 million).

Exceptional Items

Exceptional charges before taxation for the year total £46.3 million.

Operating exceptional charges of £48.1 million include £39.7 million due to impairment of certain operating assets within the estate. £5.1 million relates to leasing and licence costs associated with the closure of 54 betting shops and £3.3 million to the costs of closing the Sydney Hilton for redevelopment.

Net non-operating exceptional profits of £1.8 million include profit of £17.9 million on the sale of 10 UK hotels, representing 60% of the gross profit on disposal, less costs. For accounting purposes, the Group has retained a 40% interest in the hotels due to its investment in the Limited Partnership, therefore, 40% of the gross gain is treated as unrealised and has been deferred. The deferred element of the gain is held as part of investments in associates in the balance sheet and will be recognised on any subsequent disposal. Non-operating exceptional charges of £16.1 million relate to losses on disposal/closure of hotels and an internet travel portal, and assets written off as a result of the closure of 54 betting shops.

Taxation

The Group has adopted the provisions of Financial Reporting Standard 19 'Deferred Tax' for the current financial year. The new accounting policy is described on page 23. The restatement has resulted in a £181.9 million deferred tax provision being recognised at 1 January 2001, together with a related £37.4 million increase in goodwill.

The total taxation charge in 2002 was £58.7 million, including £1.0 million exceptional credit relating to the operating exceptional charge on closure of 54 betting shops. This represents an effective tax rate of 22.0% on profits before goodwill amortisation and exceptional items (2001: 21.06% as restated for FRS 19). This underlying rate is anticipated to be sustainable for the foreseeable future.

Earnings per Share (EPS)

EPS (before the impact of goodwill amortisation and exceptional items) of 13.40 pence was down 0.90 pence (2001: 14.30 pence as restated). This is a result of the combination of the decrease in PBT, higher tax rate and the full year impact of the shares issued on acquisition of Scandic. EPS (including the impact of goodwill amortisation and exceptional items) was 6.16 pence (2001: 8.94 pence as restated). The impact of dilutive share options is not significant.

Dividend
The Board has proposed a final dividend of 5.52 pence per share bringing the total dividend for the year to 8.92 pence per share (2001: 8.92 pence per share), covered 1.5 times (2001: 1.6 times) by EPS (before the impact of goodwill amortisation and exceptional items). The total cost of the dividend is £141.0 million (2001: £140.6 million) and is covered 1.5 times by earnings before goodwill amortisation and exceptional items (2001: 1.6 times as restated).

Cash Flow, Capital Expenditure and Borrowings
Cash flow from operating activities in 2002 was £455.7 million, £10.0 million higher than in 2001 (£445.7 million), mainly due to EBITDA improvement. Dividends received from associates of £7.7 million (2001: £0.3 million) included a £6.8 million special dividend from SIS.

Capital expenditure on operating and intangible assets of £202.2 million was slightly above that in 2001 (£187.2 million), mainly due to betting shop acquisitions. Expenditure for the year has remained tightly controlled in current conditions, which is possible due to the good quality of the estate. Planned capital expenditure for 2003, excluding timing differences on spend approved in 2002, is £165 million, with £133 million for Hotels (including £46 million for the Sydney refurbishment) and £32 million for Worldwide Betting.

Cash inflow on sale of operating assets of £341.2 million includes £335.7 million proceeds from the sale of the 10 UK hotels, whilst expenditure on associates of £26.4 million includes the 40% investment in the Limited Partnership the hotels were sold to. Interest, tax and equity dividend outflows amounted to £248.7 million compared to £267.3 million in 2001, with net interest payments £19.3 million lower in 2002 due mainly to timing differences.

Cash inflow from operating activities for the second half was £243.9 million, £7.9 million lower than last year. The decrease is mainly working capital related. Capital expenditure on operating and intangible assets for the second half was £117.0 million compared to £92.6 million in 2001.

At 31 December 2002, the Group had gross borrowings of £1,565.7 million and cash and short-term investments of £400.9 million, resulting in net debt of £1,164.8 million (2001: £1,473.9 million). The £309.1 million decrease in borrowings is after an adverse exchange translation impact of £28.6 million.

Sale and Turnover Lease of 10 UK Hotels
On 29 August 2002, the Group sold 10 UK hotels to a Limited Partnership for £335.7 million, whilst simultaneously entering into 27 year turnover based leases on the properties. The Group acquired a 40% interest in the Limited Partnership for an investment of £24.8 million.

Initial lease rentals represent approximately 28.8% of hotel turnover, plus £3.1 million per annum, with a guaranteed minimum of £17.5 million per year (5.2% of the consideration received). This guaranteed rent is subject to an annual RPI adjustment capped at a maximum increase of 5% in any one year. Additionally, the Group has provided a warranty covering turnover levels to 31 December 2004.

Pensions
The Group operates a number of pension schemes throughout the world, with the main scheme being a UK defined benefit scheme. A valuation of this scheme as at 30 June 2002 is currently in progress, but is not yet sufficiently advanced to enable an estimate of the future defined benefit cost or credit. Accordingly, from 30 June 2002, the Group ceased to recognise the credit arising from the difference between contributions and the SSAP 24 pension expense based on the current valuation.

Capital Structure and Treasury Policy
Financial Risk Management
The Group's treasury function provides a centralised service for the provision of finance and the management and control of liquidity, foreign exchange and interest rates. The function operates as a cost centre and manages the Group's treasury exposures to reduce risk in accordance with policies approved by the Board.

Derivative financial instruments, such as spot and forward foreign exchange contracts, currency swaps and interest rate swaps, are used to assist in the management of the Group's financial risk. These instruments are also used, where appropriate, to generate the desired effective currency and interest rate profile. It is not the policy of the Group to trade in or enter into speculative transactions.

Group operations are primarily financed from retained earnings, bank borrowings and long-term loans. Debt is principally raised centrally by the group finance company and then lent on to operating subsidiaries on commercial terms.

In addition to the primary financial instruments mentioned above, the Group also has other financial instruments, such as trade debtors, trade creditors, accruals and prepayments that arise directly from the Group's operations.

The Group has a £2 billion Euro Medium Term Note (EMTN) programme, which is used to increase the flexibility of funding with regards to source, cost, size and maturity. As at 31 December 2001, two public Eurobond issues had been made under this programme – a £175 million 7.25% bond, maturing July 2008 and a €375 million 5% bond, maturing July 2004. In March 2002, there were two further public Eurobond issues, which were significantly over-subscribed, made under this programme – a €500 million 6.5% bond maturing in July 2009 and a £250 million 7.125% bond maturing in July 2012.

Several private placements have been issued under the programme in a variety of currencies. As at 31 December 2002, these private placements had an equivalent value of £37.2 million. Funds raised via the EMTN programme have been used to repay bank debt.

The Group has ratings from credit rating agencies as at 26 February 2003 as follows:

Fitch	BBB+	Stable outlook
Moody's Investors Service	Baa2	Stable outlook
Standard & Poors	BBB	Stable outlook

The above ratings are within parameters set by the Board, which are subject to regular review.

The main risks managed by the Group's treasury function are interest rate risk, liquidity risk, currency risk and credit risk. The Board reviews and agrees policies for each of these risks as summarised below. Note 20 to the accounts provides further disclosures with regard to these risks.

Interest Rate Risk

The Group's exposure to interest rate fluctuations on its borrowings and deposits is managed by using various interest related derivatives, primarily interest rate swaps. The Group also had a £100 million interest rate collar which matured in January 2003. The Group borrows in several currencies and operates a policy of fixing the interest rate of at least 25% of core debt for more than 12 months. Non-core debt and cash are kept at short-term interest rates. At 31 December 2002, after taking account of interest rate swaps, the proportion of the Group's gross borrowings at fixed rates was 47% (2001: 40%) fixed for a weighted average period of 3.6 years (2001: 2.2 years). The annual average interest rate on fixed rate debt was 5.5% (2001: 5.6%).

Liquidity Risk

The Group aims to maintain a balance between continuity and flexibility of funding through the use of borrowings with a range of maturities. The Group's policy on liquidity is to ensure that there is sufficient medium and long-term committed borrowing facilities to meet the medium-term funding requirements. At 31 December 2002, there were undrawn committed borrowing facilities of £788.7 million (2001: £519.8 million). Total committed facilities had an average maturity of 4.2 years (2001: 3.0 years).

Currency Risk

Due to the international nature of its core activities, the Group's reported profits, net assets and gearing are all affected by foreign exchange rate movements. The Group seeks to mitigate the effect of any structural currency exposure that may arise from the translation of the foreign currency assets by borrowing in foreign currencies to match at least 75% of the foreign currency assets. At 31 December 2002, foreign currency borrowings represented 91% (2001: 92%) of the net carrying value of foreign currency assets.

Treasury – Available Debt Facilities (£m)


2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
Bank debt
2002 net debt
Year 0 Dec 2002
Year 1 Dec 2003
Year 2 Dec 2004
Year 3 Dec 2005
Year 4 Dec 2006
Year 5 Dec 2007
Year 6 Dec 2008
Year 7 Dec 2009
Year 8 Dec 2010
Year 9 Dec 2011
Year 10 Dec 2012

Although the Group carries out operations through a number of foreign enterprises, Group exposure to currency risk at a transactional level is minimal. The day to day transactions of overseas subsidiaries are carried out in local currency.

Credit Risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. This risk is managed by restricting those transactions to banks that have a defined minimum credit rating and to limit the exposure to a maximum per bank. All derivative transactions are executed under agreements conforming to the International Swaps and Derivatives Association (ISDA) standards.

Taxation Management
The Group has a proactive approach to tax management and seeks to minimise tax payments through careful professionally managed tax planning. The Group's effective rate has fallen from 27% in 1995 (excluding the impact of FRS 15 and FRS 19, estimated as 31% restated) to 22% in 2002.

Share Price and Market Capitalisation
The closing share price of the Group on 31 December 2002 was 167.00 pence (2001: 211.00 pence) and market capitalisation of the Group was £2.64 billion (2001: £3.33 billion). The share price closed at a high during the year of 263.5 pence on 8 May 2002. For the year ended 31 December 2002, the Group's total shareholder return was ranked at 41 out of 96 companies in the FTSE 100 for the period.

Hilton Group Share Price (pence)



280
260
240
220
200
180
160
140
120
100
Jan 2002
Feb 2002
Mar 2002
Apr 2002
May 2002
Jun 2002
Jul 2002
Aug 2002
Sep 2002
Oct 2002
Nov 2002
Dec 2002
Jan 2003
Feb 2003

Going Concern
The Directors consider the Group has adequate resources to continue in operational existence for the forseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements.

Accounting Policies
FRS 17 'Retirement Benefits' was adopted for the year ended 31 December 2001, the disclosure required under the transitional arrangements has been provided in Note 27. Under these amended transitional arrangements, no amounts will be recognised in the primary statements until the year ended 31 December 2005, the requirements until that time are purely disclosure.

As noted above, FRS 19 'Deferred Tax' has been adopted for the current financial year and the resulting restatements are explained in Note 26.

Sir Ian Robinson BSC FRENG
Chairman
He was appointed Chairman of the Board on 1 October 2001, having joined the board as a non-executive director and Deputy Chairman on 22 February 2001. Sir Ian was Chief Executive of Scottish Power plc from 1995 to 2001. He is a Fellow of the Royal Academy of Engineering and is non-executive Chairman of Amey plc and Scottish Enterprise. Age 60.

David Michels
Group Chief Executive
He was appointed Group Chief Executive of Hilton Group on 1 June 2000. He joined the Board in March 1999 and was appointed Chief Executive of Hilton International in April 1999. A graduate of the London Hotel School, David Michels was formerly Chief Executive of Stakis plc. He is also a non-executive director of British Land plc and Hilton Hotels Corporation. Age 56.

Brian Wallace MA ACA
Deputy Group Chief Executive and Group Finance Director
He became Deputy Group Chief Executive on 1 June 2000. He was appointed Group Finance Director and joined the Group Board in April 1995. He was formerly Group Finance Director of Geest and has held financial appointments with APV, Schlumberger and Price Waterhouse. He is also a non-executive director of Hays plc. Age 48.

Christopher Bell
Chief Executive, Ladbrokes Worldwide
He was appointed to the Board on 1 June 2000. He joined Ladbrokes in 1991 and became Managing Director in 1995. Prior to joining Ladbrokes he held a number of senior positions with Allied Domecq. He is also Vice-Chairman of the Association of British Bookmakers, a member of the Bookmakers Committee and a director of Satellite Information Services. Chris Bell was appointed a non-executive director of Game Group plc in January 2003. Age 45.

Anthony Harris
1955-2003
He was appointed Chief Executive Officer of Hilton International and joined the board on 1 June 2000. He joined Hilton International in March 1999 as Managing Director for the UK and Ireland and became Chief Operating Officer, Hilton International in the early part of 2000. Prior to joining Hilton, he was Deputy Chief Executive and Managing Director of Stakis plc. Sadly Anthony died on 11 March 2003, aged just 47.

Stephen Bollenbach
He was appointed non-executive director in January 1997. Stephen F Bollenbach is President and Chief Executive Officer of Hilton Hotels Corporation. He is also Chairman of Park Place Entertainment and is on the board of AOL/Time Warner and Catellus Development Corporation. Age 60.

Patrick Lupo
He was appointed non-executive director on 26 January 2001. Patrick Lupo is a director and former Chief Executive of DHL Worldwide, where he has held a number of senior positions since 1975. He is also currently a non-executive director of WH Smith Group plc. He will become senior independent director following the 2003 AGM. Age 51.

Louise Patten MA (Oxon)
She was appointed non-executive director in 1993. Louise Patten is a member of the Advisory Board of Bain & Company, the strategy consultants, and is a non-executive director of GUS, Brixton and Somerfield. Previously she has held positions in management consultancy, corporate banking and retail financial services. Age 49.

Russell Walls BSC FCCA
He was appointed non-executive director in June 1996 and is the senior independent director. Russell Walls was formerly Group Finance Director of BAA and previously held similar positions with Wellcome and Coats Viyella. He is also a non-executive director of Stagecoach Group, Signet Group and The Mersey Docks and Harbour Company. Age 59.

Nicholas Jones
A qualified accountant and business school graduate, Nicholas Jones is a distinguished corporate financier and is Vice Chairman of Lazard Brothers, a position he has held since 1999. His other interests include horseracing and from 1991-2000 he was Chairman of the National Stud. Age 56.

Senior Management

Mike Ashton
Senior Vice President Marketing,
Hilton International

Tim Davis
Senior Vice President Distribution
and eCommerce, Hilton International

Roger Devlin
Corporate Development Director

Jürgen Fischer
President Hilton International,
Europe and Africa

Howard Friedman
President Hilton International, The Americas

Paul Harvey
Managing Director, LivingWell

Koos Klein
President Hilton International,
Middle East & Asia Pacific

Wolfgang M Neumann
President Hilton International,
UK and Ireland

John O'Reilly
Managing Director,
Ladbrokes eGaming

Alex Pagett
Corporate Affairs Director

Alan Ross
Managing Director, Ladbrokes

Bryan Taker
Head of Group Human Resources
and Legal Services

Desmond Taljaard
Senior Vice President
Real Estate, Hilton International

Contents

Consolidated profit and loss account

For the year ended 31st December	Note	2002 Before exceptional items and goodwill amortisation £m	2002 Total £m	2001 (as restated) Before exceptional items and goodwill amortisation £m	2001 (as restated) Total £m
Turnover – continuing operations	1	5,479.0	5,479.0	4,161.8	4,161.8
Cost of sales before goodwill amortisation and depreciation		(4,890.0)	(4,895.1)	(3,601.0)	(3,641.8)
Goodwill amortisation		–	(68.7)	–	(53.7)
Depreciation and amounts written off tangible and intangible fixed assets		(138.0)	(179.4)	(120.6)	(131.7)
Cost of sales		(5,028.0)	(5,143.2)	(3,721.6)	(3,827.2)
Gross profit		451.0	335.8	440.2	334.6
Administrative expenses		(117.9)	(119.5)	(94.8)	(94.8)
Group operating profit – continuing operations		333.1	216.3	345.4	239.8
Share of results from associated undertakings		15.0	15.0	13.8	13.8
Amortisation of associated undertaking goodwill		–	(0.3)	–	(0.2)
Total operating profit	3	348.1	231.0	359.2	253.4
Continuing operations:					
Profit/(loss) on tangible fixed assets		–	13.0	–	24.9
Profit/(loss) on sale or closure of operations		–	(1.2)	–	1.5
Provision for losses on fixed assets pending sale		–	(10.0)	–	(6.5)
Discontinued operations:					
Profit on sale of investment properties		–	–	–	3.9
Profit before interest		348.1	232.8	359.2	277.2
EBITDA		486.1	481.2	479.8	462.8
Interest	4	(76.7)	(76.7)	(79.0)	(79.0)
Profit on ordinary activities before taxation	1-4	271.4	156.1	280.2	198.2
Tax on profit on ordinary activities	6	(59.7)	(58.7)	(59.0)	(59.8)
Profit on ordinary activities after taxation		211.7	97.4	221.2	138.4
Equity minority interests		(0.1)	(0.1)	(0.3)	(0.3)
Profit attributable to shareholders		211.6	97.3	220.9	138.1
Dividends	8	(141.0)	(141.0)	(140.6)	(140.6)
Transferred to/(from) reserves		70.6	(43.7)	80.3	(2.5)
Earnings per share	9				
– basic		13.40p	6.16p	14.30p	8.94p
– diluted		13.37p	6.15p	14.26p	8.91p

Consolidated balance sheet

At 31st December	Note		2002 £m		2001 (as restated) £m
Fixed assets					
Intangible assets	10		1,672.6		1,687.9
Tangible assets	11		2,514.7		2,825.0
Investments	12		109.4		101.9
			4,296.7		4,614.8
Current assets					
Assets held for resale	13	2.7		2.7	
Stocks	14	19.4		22.5	
Debtors					
– amounts falling due within one year	15	329.5		375.6	
– amounts falling due after more than one year	15	23.9		25.2	
Cash at bank and in hand		400.9		57.9	
		776.4		483.9	
Creditors – amounts falling due within one year	16	(978.5)		(1,061.5)	
Net current liabilities			(202.1)		(577.6)
Total assets less current liabilities			4,094.6		4,037.2
Creditors – amounts falling due after more than one year	17		(1.405.3)		(1,281.1)
Provisions for liabilities and charges	18		(215.5)		(212.6)
			2,473.8		2,543.5
Capital and reserves					
Called up share capital	21		158.0		157.8
Share premium account	22		1,718.5		1,713.9
Revaluation reserve	23		252.3		292.7
Other reserve	23		158.2		158.2
Profit and loss account	23		183.3		216.5
Equity shareholders' funds			2,470.3		2,539.1
Equity minority interests			3.5		4.4
			2,473.8		2,543.5

Approved by the board of directors
on 27th February 2003

D M C Michels
B G Wallace
Directors

Company balance sheet

At 31st December	Note		2002 £m		2001 (as restated) £m
Fixed assets					
Investments	12		4,081.1		4,326.1
Current assets					
Debtors – group companies		64.8		64.4	
Other debtors – amounts falling due within one year	15	14.3		8.4	
Cash at bank and in hand		0.3		0.3	
		79.4		73.1	
Creditors – amounts falling due within one year	16	(482.1)		(268.7)	
Net current liabilities			(402.7)		(195.6)
Total assets less current liabilities			3,678.4		4,130.5
Creditors – amounts falling due after more than one year	17		(379.4)		(396.7)
Provisions for liabilities and charges	18		(16.8)		(43.4)
			3,282.2		3,690.4
Capital and reserves					
Called up share capital	21		158.0		157.8
Share premium account	22		1,718.5		1,713.9
Other reserve	23		158.2		158.2
Capital reserve	23		0.1		0.1
Profit and loss account	23		1,247.4		1,660.4
Equity shareholders' funds			3,282.2		3,690.4

Approved by the board of directors
on 27th February 2003

D M C Michels
B G Wallace
Directors

Consolidated cash flow statement

For the year ended 31st December	Note		2002 £m		2001 £m
Cash inflow from operating activities	24(a)		455.7		445.7
Dividends received from associated undertakings			7.7		0.3
Returns on investments and servicing of finance					
Interest received		8.8		6.5	
Interest paid		(68.1)		(85.1)	
Net cash outflow from returns on investments and servicing of finance			(59.3)		(78.6)
Taxation					
UK corporation taxation paid		(17.3)		(21.6)	
Overseas taxation paid		(31.4)		(34.3)	
Taxation paid			(48.7)		(55.9)
Capital expenditure and financial investment					
Payments for intangible assets		(13.9)		(2.9)	
Payments for operating assets		(188.3)		(184.3)	
Payments for fixed asset investments		(0.9)		(0.5)	
Receipts from sales of intangible and operating assets		341.2		364.7	
Receipts from sales of investment properties		–		11.3	
Receipts from sales of other investments		1.0		–	
Net cash inflow for capital expenditure and financial investment			139.1		188.3
Acquisitions and disposals					
Acquisition of subsidiaries		–		(457.8)	
Net cash acquired with subsidiaries		–		5.3	
Disposal of subsidiaries	25	5.9		18.4	
Net cash disposed with subsidiaries		(1.6)		(5.2)	
Loans to associates		(25.2)		(0.1)	
Purchase of interests in associates		(1.2)		(3.5)	
Net cash outflow for acquisitions and disposals			(22.1)		(442.9)
Equity dividends paid			(140.7)		(132.8)
Cash inflow/(outflow) before use of liquid resources and financing			331.7		(75.9)
Management of liquid resources					
Decrease in short-term deposits			(322.7)		8.6
Net cash (outflow)/inflow from management of liquid resources	24(c)		(322.7)		8.6
Financing					
Issues of ordinary share capital		4.7		6.3	
New borrowings		713.6		735.4	
Borrowings repaid		(689.0)		(685.9)	
Net cash inflow from financing	24(d)		29.3		55.8
Increase/(decrease) in cash in the year	24(c)		38.3		(11.5)

Statement of total recognised gains and losses

For the year ended 31st December	2002 £m	2001 (as restated) £m
Profit attributable to shareholders	97.3	138.1
Currency translation differences on foreign currency net investments net of taxation	(29.8)	4.8
Total recognised gains and losses relating to the year	67.5	142.9
Prior year adjustments relating to deferred tax	(149.5)	
Total recognised gains and losses since last annual report	(82.0)	

Note of historical cost profits and losses

For the year ended 31st December	2002 £m	2001 (as restated) £m
Reported profit on ordinary activities before taxation	156.1	198.2
Realisation of revaluation gains and losses of previous years	50.3	24.8
Adjustment for previously recognised revaluation losses	(13.2)	(93.2)
Historical cost profit on ordinary activities before taxation	193.2	129.8
Transfer to profit and loss reserve after taxation, minority interests and dividends	(6.6)	(70.9)

Reconciliation of movements in shareholders' funds

For the year ended 31st December	2002 £m	2001 (as restated) £m
Opening equity shareholders' funds (as previously reported)		2,499.8
Prior year adjustments related to deferred tax		(144.5)
Opening equity shareholders' funds (as restated)	2,539.1	2,355.3
Total recognised gains and losses	67.5	142.9
Dividends	(141.0)	(140.6)
New share capital subscribed	4.8	7.6
Premium on allotment of ordinary shares	(0.1)	(1.3)
New share capital on acquisition of subsidiaries	–	165.1
Goodwill transferred to current year profit and loss account	–	10.1
Closing equity shareholders' funds	2,470.3	2,539.1

Accounting policies

Basis of accounting
The accounts have been prepared under the historical cost convention other than in respect of hotels subject to the provisions of Financial Reporting Standard (FRS) 15 as set out below. They have been drawn up to comply with applicable UK accounting standards.

The Group has adopted FRS 19 'Deferred Tax' for the year. Details of the resulting restatements are included in note 26 to the accounts.

Basis of consolidation
The consolidated accounts include the audited accounts of the parent company and its subsidiary undertakings. The results of subsidiaries acquired or sold are included in the profit and loss account from, or up to, the date control passed.

The Group's share of results of associated undertakings is included in the consolidated profit and loss account and the Group's share of net assets of associates, plus any loans due to the Group, is shown in the consolidated balance sheet. Associated undertakings are included under the equity method of accounting.

With effect from 1998, where the cost of acquiring new and additional interests in subsidiaries, associates and businesses exceeds the fair value of the assets acquired, including amounts attributed to a betting office licence or brand name, the resulting premium on acquisition (goodwill) is capitalised and its subsequent measurement (via annual impairment reviews or an annual amortisation charge) is determined based on the individual circumstances of each business acquired. Goodwill written off to reserves prior to 1998 is not recorded in the Group balance sheet.

The profit or loss on disposal of a previously acquired business includes the attributable amount of purchased goodwill relating to that business.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates of exchange. Assets and liabilities in foreign currencies, including the Group's interest in the underlying net assets of associated companies, are translated into sterling at year end rates of exchange.

Gains or losses arising on the translation of the net assets of overseas subsidiaries and associates are taken to reserves, net of exchange differences arising on related foreign currency borrowings, as are differences arising on equity investments denominated in foreign currencies in the holding company's accounts. Other exchange differences are taken to the profit and loss account.

Treasury instruments
The Group makes use of a number of derivative instruments in order to alter the risk profile of an underlying exposure of the Group in line with the Group's treasury management policies. The main derivative instruments used are as follows:

Interest rate swaps and collars
The notional principal of an interest rate swap or collar is recorded off balance sheet. The net interest paid or received is recognised on an accruals basis in the Group's profit and loss account.

Cross currency swaps
A cross currency swap has the effect of restating the underlying currency denominated debt into the swapped currency. The swapped currency is then recorded on the balance sheet. The net interest paid or received is recognised on an accruals basis in the Group's profit and loss account. The Group also uses swaps to hedge the Group's tax charge on foreign currency monetary assets and liabilities.

Fixed assets
The transitional rules of FRS 15 were adopted for the Group's freehold and leasehold hotels, which permitted the retention of the carrying values at the previously revalued amounts. These hotels will not be subject to revaluation and were last valued at 31st December 1999.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by FRS 11.

Tangible assets
No depreciation is provided on freehold land. Buildings are depreciated to residual values over a period of 50 years or estimated length of life of the building, or the lease, whichever is less, on a straight line basis.

Other tangible assets are depreciated using rates (4% to 25% per annum) considered appropriate to write down cost to estimated residual value on a straight line basis over the term of their estimated useful lives.

Intangible assets (brands and betting office licences)
In accordance with FRS 10 and FRS 11, the Group capitalises acquired intangible assets (brands and betting office licences) and reviews the values annually with a view to write down if an impairment arises.

Intangible assets are stated at cost less any amount written off for impairment. These are not depreciated as they are regarded as having indefinite lives.

Stocks
Stocks are stated at the lower of cost and net realisable value.

Turnover
Turnover comprises amounts receivable as a result of the ordinary activities of the various businesses within the Group, including fees earned under hotel management contracts. Intra-group charges, VAT and sales by associated companies are excluded.

Leases

Operating lease rental payments and receipts, other than contingent rentals, are taken to the profit and loss account on a straight line basis over the term of the lease. Contingent rentals, which are determined by turnover or profit performance of individual hotels, are charged when incurred.

Onerous contracts

Provision is made for future rental expenses and related costs of leasehold property (net of estimated sublease income) where space is either vacant or not planned to be used for ongoing operations.

Taxation

Deferred tax is recognised as an asset or liability, at appropriate rates, in respect of transactions and events recognised in the financial statements of the current and previous periods which give the entity a right to pay less, or an obligation to pay more, tax in future periods. Deferred tax assets are only recognised to the extent it is probable that there will be suitable taxable profits from which they can be recovered.

No provision is made for any taxation on capital gains that would arise from the future disposal of any fixed assets shown in the accounts at valuation, except to the extent that at the balance sheet data there is a binding sale agreement.

Deferred tax balances are not discounted.

Pensions

Contributions to the defined benefit pension schemes are based on periodic actuarial valuations and are charged against profits over the periods of the employees' service on a straight line basis. Any difference between the charge to the profit and loss account and the contributions paid to the pension schemes is included as an asset or liability. For defined contribution arrangements, the charge against profit is equal to employer contributions payable.

The disclosure required under the transitional arrangements of FRS 17 'Retirement Benefits' is also provided.

1 Turnover, profit before taxation and net assets

By activity:	2002 Turnover £m	2002 Profit before exceptional items and goodwill amortisation £m	2002 Profit after exceptional items and goodwill amortisation £m	2001 (as restated) Turnover £m	2001 (as restated) Profit before exceptional items and goodwill amortisation £m	2001 (as restated) Profit after exceptional items and goodwill amortisation £m
Continuing operations:						
Hotels	1,666.0	212.1	103.1	1,540.7	255.3	167.9
Betting and Gaming	3,813.0	149.3	143.0	2,621.1	116.3	117.8
Central costs and income	–	(13.3)	(13.3)	–	(12.4)	(12.4)
	5,479.0	348.1	232.8	4,161.8	359.2	273.3
Discontinued operations	–	–	–	–	–	3.9
	5,479.0	348.1	232.8	4,161.8	359.2	277.2
Interest	–	(76.7)	(76.7)	–	(79.0)	(79.0)
	5,479.0	271.4	156.1	4,161.8	280.2	198.2

Goodwill amortisation of £(69.0)m (2001 restated: £(53.9)m) all relates to Hotels. Exceptional items of £(46.3)m (2001: £(28.1)m) are split between Hotels £(40.0)m (2001: £(33.5)m), Betting and Gaming £(6.3)m (2001: £1.5m) and discontinued operations £nil (2001: £3.9m).

By geographical area:	2002 Turnover £m	2002 Profit before exceptional items and goodwill amortisation £m	2002 Profit after exceptional items and goodwill amortisation £m	2001 (as restated) Turnover £m	2001 (as restated) Profit before exceptional items and goodwill amortisation £m	2001 (as restated) Profit after exceptional items and goodwill amortisation £m
Continuing operations:						
United Kingdom	4,065.3	201.5	163.0	2,613.9	204.2	187.7
Rest of Europe	1,131.7	100.9	37.8	1,163.0	104.7	60.3
Asia/Australasia	64.6	8.3	1.6	65.6	9.8	0.2
The Americas	150.1	21.1	14.1	240.8	26.4	19.6
Rest of the World	67.3	16.3	16.3	78.5	14.1	5.5
	5,479.0	348.1	232.8	4,161.8	359.2	273.3
Discontinued operations – The Americas	–	–	–	–	–	3.9
	5,479.0	348.1	232.8	4,161.8	359.2	277.2
Interest	–	(76.7)	(76.7)	–	(79.0)	(79.0)
	5,479.0	271.4	156.1	4,161.8	280.2	198.2

The spread of turnover by the geographical area to which products and services are supplied is not materially different from turnover by origin as shown above except for turnover relating to the eGaming division of which £82.0m (2001: £99.6m), £18.8m (2001: £46.8m), £0.7m (2001: £0.5m) and £0.4m (2001: £nil) was supplied from Rest of Europe to the UK, Asia/Australasia, the Americas and the Rest of the World respectively and £78.6m (2001: £10.7m), £30.9m (2001: £1.4m), £2.4m (2001: £0.2m) and £1.1m (2001: £0.1m) was supplied from the UK to Asia/Australasia, Rest of Europe, the Americas and the Rest of the World respectively.

The geographic split of the total goodwill amortisation of £(69.0)m (2001 restated: £(53.9)m) is as follows: UK £(37.6)m (2001 restated: £(37.5)m); Rest of Europe £(31.2)m (2001: £(16.3)m); and Asia/Australasia £(0.2)m (2001: £(0.1)m).

The geographic split of total exceptional items of £(46.3)m (2001: £(28.1)m) is as follows: UK £(0.9)m (2001: £21.0m); Rest of Europe £(31.9)m (2001: £(28.1)m); Asia/Australasia £(6.5)m (2001: £(9.5)m); The Americas £(7.0)m (2001: £(2.9)m); and Rest of the World £nil (2001: £(8.6)m).

1 Turnover, profit before taxation and net assets (continued)

Net assets by activity:	2002 £m	2001 (as restated) £m
Continuing operations:		
Hotels	2,661.5	3,000.1
Betting and Gaming	273.6	264.5
Goodwill[b]	1,198.2	1,226.9
	4,133.3	4,491.5
Corporate net liabilities[a]	(1,659.5)	(1,948.0)
	2,473.8	2,543.5

Net assets by geographical area:	2002 £m	2001 (as restated) £m
Continuing operations:		
United Kingdom	1,692.2	1,972.1
Rest of Europe	588.7	550.0
Asia/Australasia	257.8	278.7
The Americas	383.7	444.8
Rest of the World	12.7	19.0
Goodwill[b]	1,198.2	1,226.9
	4,133.3	4,491.5
Corporate net liabilities[a]	(1,659.5)	(1,948.0)
	2,473.8	2,543.5

(a) Corporate net liabilities comprise corporate and deferred taxation and dividends payable of £450.6m (2001 restated: £444.7m), net borrowings of £1,164.8m (2001: £1,473.9m), and other central net liabilities of £44.1m (2001: £29.4m).

(b) Goodwill arising on acquisition of subsidiaries of £1,198.2m (2001 restated: £1,226.9m) is all within Hotels. Of this amount £611.3m (2001 restated: £648.9m) relates to the United Kingdom, £584.5m (2001: £575.4m) relates to Rest of Europe and £2.4m (2001: £2.6m) relates to Asia/Australasia.

2 Exceptional items

	£m	2002 £m	£m	2001 £m
Operating items				
Amounts written off tangible and intangible fixed assets and investments[a]		(39.7)		(27.4)
Costs of closure[b]		(8.4)		–
Costs associated with Scandic integration		–		(24.5)
Total operating exceptional items		(48.1)		(51.9)
Non-operating items				
Continuing operations:				
Profit on tangible fixed assets:				
Profit on sale of UK hotels[c]	17.9		29.6	
Loss on disposal of other tangible fixed assets	(4.9)		(4.7)	
		13.0		24.9
(Loss)/profit on sale or closure of operations		(1.2)		1.5
Provision for losses on fixed assets pending sale		(10.0)		(6.5)
Discontinued operations:				
Profit on sale of investment properties		–		3.9
Total non-operating exceptional items		1.8		23.8
Exceptional items before taxation		(46.3)		(28.1)
Taxation thereon[d]		1.0		(0.8)
Exceptional items after taxation		(45.3)		(28.9)

(a) Amounts written off tangible and intangible fixed assets and investments in 2002 comprise impairment in the value of hotels and healthclubs across the estate of £39.7m (2001: £11.1m) and in 2001 £16.3m relating to impairment of investments. The impairment has been measured by reference to the value in use of income generating units, using a discount rate of 10%.

(b) Costs associated with the closure of 54 betting shops, and closure of a hotel for refurbishment.

(c) Profit on disposal of UK hotels for 2002 represents 60% of the gross gain on sale of 10 UK hotels to a Limited Partnership, net of costs associated with the transaction. On disposal, the Group simultaneously acquired a 40% interest in the Limited Partnership, as a result, 40% of the gross gain on sale of the hotels is deferred and held within investments to be recognised on subsequent disposal.

(d) The tax credit relates to operating exceptional items (2001 charge relates to non-operating exceptional items).

3 Total operating profit

	2002 £m	2001 (as restated) £m
Total operating profit is stated after charging:		
Betting duties and levy	117.0	151.7
Rents payable in respect of operating leases:		
Land and buildings	101.4	83.5
Other	15.0	1.6
Depreciation	138.0	120.6
Exceptional amounts written off tangible and intangible fixed assets and investments	41.4	27.4
Amortisation of goodwill – subsidiaries	68.7	53.7
Amortisation of goodwill – associated undertaking	0.3	0.2
Audit fees	1.6	1.6
Crediting:		
Rents receivable	0.3	0.3

(a) The reconciliation of operating profit to net cash inflow from operating activities is shown on page 40, note 24.
(b) Fees for non-audit services provided by Ernst & Young LLP amount to £1.3m (2001: £1.9m) including £0.5m (2001: £1.0m) for UK companies. Services provided in the year were taxation advice £0.7m (2001: £0.7m), regulatory/compliance £0.5m (2001: £0.6m), other services £0.1m (2001: £0.3m) and transaction services £nil (2001: £0.3m).

(c) Analysis of lease payments by division:

	2002 £m	2001 £m
Hotels	82.1	54.4
Betting and Gaming	34.3	30.7
	116.4	85.1

In addition, hotel contingent rents of £150.9m (2001: £111.5m) were charged. These contingent rents are determined by the turnover or profit performance of the individual hotels.

4 Interest

	2002 £m	2001 £m
Interest payable:		
Bank loans and overdrafts	9.0	43.2
Bonds and other loans	79.4	37.2
Associated undertakings	5.7	4.3
	94.1	84.7
Interest receivable	17.4	5.7
	76.7	79.0

5 Employees

The average weekly number of persons employed by the Group during the year:

	2002 Number	2001 Number
Hotels	39,400	36,704
Betting and Gaming	12,178	11,826
Central services	59	66
	51,637	48,596

The above does not include associated companies' employees or employees of managed hotels. The number of persons employed in the Group's businesses worldwide at 31st December 2002 exceeded 81,000 (2001: 78,500).

5 Employees (continued)

Staff costs during the year:

	2002 £m	2001 £m
Wages and salaries	600.7	541.6
Employer's social security costs	80.0	61.3
Employer's pension costs	16.2	10.3
	696.9	613.2

In addition to salary, employees may qualify for various benefit schemes operated by the Company and/or its subsidiaries. Eligibility for benefits is normally determined primarily according to an employee's length of service and level of responsibility. The amount of some benefits are proportionate to individual salary.

Benefits may include paid leave for holidays, maternity and illness, private healthcare for the employee and immediate family, long-term disability, personal accident and death in service cover. Company cars, including fuel benefits, are provided predominantly to meet job requirements but also to certain executives.

The principal benefit schemes are:

(i) Pensions

A number of pension schemes are operated by the Company and its subsidiaries. Schemes reflect local conditions and the practices in the countries concerned. Contributions to the pension schemes, by both companies and employees, are held in segregated funds or are insured and are independent of the Group's finances except where, due to local conditions and practices, pensions are not externally secured. The Company pension arrangements are described on page 41, note 27.

The UK scheme is the Hilton Group Pension Plan. Membership is optional and there is a separate section for senior executives. The scheme is contracted out of the State Earnings Related Pension Scheme and is exempt approved by the Inland Revenue. Accordingly, benefits are restricted by Inland Revenue limits.

Hilton Group Pension Plan

Members contribute on average 6.5% of pensionable salary per annum. Benefit accrues to provide a target pension of two-thirds of final pensionable salary for an employee attaining age 65 with at least 40 years' membership (for joiners after June 2002 target pension is half final pensionable salary). A spouse's pension is payable following death.

Hilton Group Pension Plan – Senior Executive Plan

Members contribute on average 6.5% of pensionable salary per annum. Benefit accrues to provide a target pension from all sources of two-thirds of final pensionable salary for an executive attaining age 60 with at least 20 years' membership (for joiners after June 2002, employees attaining age 65 with at least 26.7 years' service). Spouse's and children's pensions are payable following death.

Senior executives subject to the Earnings Cap

The Hilton Unfunded Unapproved Retirement Benefits Scheme (HUURBS) was introduced with effect from 1st December 2000. This is a voluntary, non-contributory arrangement available to senior UK executives whose annual basic salary exceeds the level of the Earnings Cap. Members are notionally credited with an amount equal to 42% of annual basic salary in excess of the Earnings Cap, which is revalued each year. The HUURBS will provide a cash benefit for participants or their dependents. As an alternative to membership of HUURBS, senior executives affected by the Earnings Cap may elect to receive a salary supplement of 30% of annual basic salary above the Earnings Cap.

In lieu of the Hilton Group Pension Plan and HUURBS, senior UK executives may choose to receive a salary supplement of 30% of full basic salary.

(ii) Employee share schemes

Details of employee share schemes operated by the Company are shown in the separate booklet 'Directors' Remuneration Report'. Details of options granted in 2002 and outstanding as at 31st December 2002 are shown on page 38, note 21.

Details of directors' remuneration and the policies adopted in determining it can be found in the separate booklet 'Directors' Remuneration Report'.

6 Taxation

(a) Analysis of tax charge

	2002 £m	2001 (as restated) £m
UK corporation tax based on the taxable profit for the year at a rate of 30% (2001: 30%)	31.4	18.8
Double tax relief	(4.2)	–
	27.2	18.8
Overseas tax	26.0	35.8
Associated undertakings	0.8	2.2
Current tax charge	54.0	56.8
Deferred tax charge: origination and reversal of timing differences	4.7	3.0
Total tax charge (see table below)	58.7	59.8

The 2001 comparative figures have been restated as a result of adoption of FRS19 'Deferred Tax' as set out in note 26.

(b) Reconciliation of tax charge

	2002 £m	2001 (as restated) £m
Profit on ordinary activities before tax, exceptional items and goodwill amortisation	271.4	280.2
Goodwill amortisation	(69.0)	(53.9)
Exceptional items	(46.3)	(28.1)
Profit before tax	156.1	198.2
Tax at 30% (2001: 30%)	46.8	59.5
Lower effective tax rates on overseas earnings	(24.7)	(23.6)
Utilisation of tax losses	–	(1.5)
Non-deductible expenses (primarily goodwill amortisation)	23.7	16.2
Deferred tax timing difference on capital allowances	(5.7)	(3.0)
Non-deductible expenses in exceptional items	13.9	9.2
Current tax charge	54.0	56.8
Deferred tax charge	4.7	3.0
Total tax charge	58.7	59.8

(c) Factors that may affect future tax charges

No provision has been made for deferred tax of approximately £57.8m (2001: £62.0m) where potentially taxable gains have been rolled over into replacement assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset capital losses.

No provision has been made for deferred tax of £92.8m (2001: £125.9m) in respect of tax on gains arising from the revaluation of fixed assets, as the Group is not committed to the disposal of these assets.

No provision for deferred tax has been made in respect of the earnings of overseas subsidiaries as no dividends have been accrued.

7 Profit and loss account of the parent company

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the parent company has not been separately presented in these accounts. The parent company loss for the year was £272.0m (2001: £159.5m profit as restated).

8 Dividends

	Pence per share	2002 £m	Pence per share	2001 £m
Interim	3.40p	53.7	3.40p	53.5
Proposed final	5.52p	87.3	5.52p	87.1
	8.92p	141.0	8.92p	140.6

9 Earnings per share

The calculation of basic and diluted earnings per share before exceptional items and goodwill amortisation is based on profit attributable to shareholders of £211.6m (2001 restated: £220.9m) and the weighted average number of shares as set out below. It is included as it provides a better understanding of the underlying trading performance of the Group. Earnings per share and diluted earnings per share after exceptional items and goodwill amortisation have been calculated on profit attributable to shareholders of £97.3m (2001 restated: £138.1m).

	2002 millions	2001 millions
Basic weighted average number of shares	1,579.1	1,544.4
Dilutive potential ordinary shares:		
Employee share options	3.9	5.0
Diluted weighted average number of shares	1,583.0	1,549.4

	2002 pence per share	2001 (as restated) pence per share
Basic earnings per share before exceptional items and goodwill amortisation	13.40p	14.30p
Basic earnings per share	6.16p	8.94p
Diluted earnings per share before exceptional items and goodwill amortisation	13.37p	14.26p
Diluted earnings per share	6.15p	8.91p

10 Intangible assets

	Total £m	Brand name £m	Licences £m	Goodwill £m
Cost				
At 31st December 2001 (as previously reported)	1,820.0	276.7	202.3	1,341.0
Prior year adjustment relating to deferred tax	41.0	–	–	41.0
At 31st December 2001 (as restated)	1,861.0	276.7	202.3	1,382.0
Exchange rate movements	44.6	–	2.3	42.3
Additions at cost	13.9	–	13.9	–
Disposals	(36.6)	–	(0.9)	(35.7)
At 31st December 2002	1,882.9	276.7	217.6	1,388.6
Amortisation				
At 31st December 2001 (as previously reported)	167.5	–	18.0	149.5
Prior year adjustment relating to deferred tax	5.6	–	–	5.6
At 31st December 2001 (as restated)	173.1	–	18.0	155.1
Exchange rate movements	4.2	–	1.9	2.3
Amount provided	68.7	–	–	68.7
Disposals	(35.7)	–	–	(35.7)
At 31st December 2002	210.3	–	19.9	190.4
Net book value				
At cost less amortisation				
At 31st December 2002	1,672.6	276.7	197.7	1,198.2
At 31st December 2001 (as restated)	1,687.9	276.7	184.3	1,226.9

(a) The brand name comprises the cost attributed to the Hilton International brand name on its acquisition in 1987. The carrying amount of the brand was determined by discounting the incremental cash flows generated by the brand and was limited to the excess of purchase price over the underlying net assets. The carrying amount of the brand is maintained through marketing expenditure and development activity.

(b) Capitalised goodwill relates to the acquisition of Stakis plc in 1999 and the acquisition of Scandic Hotels AB and Christies Healthclubs in 2001. All are being amortised over 20 years, on a straight line basis, from the date of acquisition.

(c) The prior year adjustment arises on adoption of FRS19 'Deferred Tax' as set out in note 26.

11 Operating assets

	Total £m	Land and buildings £m	Fixtures, fittings vehicles and equipment £m
Cost or valuation			
At 31st December 2001	3,629.5	2,561.0	1,068.5
Exchange rate movements	(1.5)	(15.4)	13.9
Additions	215.5	113.4	102.1
Disposals	(436.7)	(322.3)	(114.4)
Reclassifications	(14.6)	(10.6)	(4.0)
At 31st December 2002	3,392.2	2,326.1	1,066.1
Representing assets stated at:			
Valuation in 1999	1,090.1	1,090.1	–
Cost	2,302.1	1,236.0	1,066.1
At 31st December 2002	3,392.2	2,326.1	1,066.1
Depreciation			
At 31st December 2001	804.5	181.2	623.3
Exchange rate movements	11.6	0.8	10.8
Amount provided	138.0	39.2	98.8
Disposals	(113.4)	(19.2)	(94.2)
Provision for impairment and amounts written off	41.4	34.2	7.2
Provision for losses pending sale	10.0	9.6	0.4
Reclassifications	(14.6)	(7.0)	(7.6)
At 31st December 2002	877.5	238.8	638.7
Net book value			
At cost or valuation, less depreciation			
At 31st December 2002	2,514.7	2,087.3	427.4
At 31st December 2001	2,825.0	2,379.8	445.2

(a) The amount of land and buildings determined according to the historical cost accounting rules is as follows:

	2002 £m	2001 £m
Cost	2,073.8	2,268.3
Depreciation	(238.8)	(181.2)
Net book value	1,835.0	2,087.1

(b) Land and buildings by category

	2002 £m	2001 £m
Freehold	1,230.6	1,457.1
Long leasehold (over 50 years)	448.7	266.7
Short leasehold	408.0	656.0
Net book value	2,087.3	2,379.8

12 Fixed asset investments

Group	Total £m	Associated undertakings share of net assets £m	Goodwill on associated undertakings £m	Loans to associated companies £m	Investments at cost £m
At 31st December 2001	101.9	72.7	5.9	14.0	9.3
Exchange rate movements	1.5	3.1	0.5	(1.4)	(0.7)
Additions[(a)]	10.9	(15.2)	–	25.2	0.9
Share of profit after tax	6.5	6.5	–	–	–
Amortisation of goodwill on associated undertakings	(0.3)	–	(0.3)	–	–
Disposals	(3.4)	(2.4)	–	–	(1.0)
Dividends received	(7.7)	(7.7)	–	–	–
At 31st December 2002	109.4	57.0	6.1	37.8	8.5

(a) On 29th August 2002 the Group sold 10 UK hotels to a Limited Partnership and simultaneously acquired a 40% interest in the Limited Partnership for an investment of £24.8m. 40% of the gross gain on disposal of the hotels is deferred and held within investments to be recognised on any subsequent disposal. The remaining 60% of the gross gain, net of costs associated with this transaction, has been recognised in the year as a non-operating exceptional profit.

Company	Total £m	Shares in group companies £m	Loans to group companies £m	Investments at cost £m
Cost				
At 31st December 2001	4,326.1	4,274.6	44.2	7.3
Exchange rate movements	(1.1)	(1.1)	–	–
Repayments	(43.8)	–	(43.8)	–
At 31st December 2002	4,281.2	4,273.5	0.4	7.3
Amounts written off investments during the year	(200.1)	(200.1)	–	–
At 31st December 2002	4,081.1	4,073.4	0.4	7.3

Principal subsidiary and associated undertakings are listed on page 51.

13 *Assets held for resale*

Assets held for resale at 31st December 2002 comprise properties with a carrying value of £2.7m (2001: £2.7m).

14 Stocks

The replacement costs of stocks, which principally comprise goods for resale, are not materially different from their book value.

15 Debtors

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Amounts falling due within one year:				
Trade debtors	119.3	138.2	–	–
Other debtors	94.4	126.3	13.9	7.7
Prepayments and accrued income	115.8	111.1	0.4	0.7
	329.5	375.6	14.3	8.4
Amounts falling due after more than one year:				
Trade debtors	–	–	–	–
Other debtors	7.4	14.1	–	–
Prepayments and accrued income	16.5	11.1	–	–
	23.9	25.2	–	–
	353.4	400.8	14.3	8.4

16 Creditors – amounts falling due within one year

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Current instalments due on loans	181.1	259.8	–	–
Bank overdraft	19.1	33.5	–	–
Trade creditors	86.0	81.0	–	–
Other creditors	102.3	126.1	3.9	6.4
Corporate taxation	171.8	166.4	3.6	6.5
Other taxation and social security	32.9	41.8	–	–
Accruals and deferred income	298.0	265.9	4.3	4.3
Proposed dividends	87.3	87.0	87.2	87.0
Amounts due to group companies	–	–	383.1	164.5
	978.5	1,061.5	482.1	268.7

17 Creditors – amounts falling due after more than one year

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Loans	1,365.5	1,238.5	125.0	125.0
Other creditors and accruals	39.8	42.6	0.2	2.4
Amounts due to group companies	–	–	254.2	269.3
	1,405.3	1,281.1	379.4	396.7

18 Provisions for liabilities and charges

Group	Total £m	Lease commitments for discontinued businesses £m	Onerous contracts £m	Deferred taxation[a][b] £m
At 31st December 2001 (as previously reported)	27.7	13.1	8.2	6.4
Prior year adjustment relating to deferred tax	184.9	–	–	184.9
At 31st December 2001 (as restated)	212.6	13.1	8.2	191.3
Exchange rate movement	0.4	–	–	0.4
Provided	10.7	–	6.0	4.7
Utilised	(8.2)	(2.0)	(1.1)	(5.1)
At 31st December 2002	215.5	11.1	13.1	191.3

The period of future lease commitments range from 1 to 20 years.
Onerous contracts extend for periods up to 14 years.

The prior year adjustment arises on adoption of FRS19 'Deferred Tax' as set out in note 26.

(a) Analysis of deferred tax by type of timing difference:

	2002 £m	2001 (as restated) £m
Timing differences on capital allowances	192.3	191.3
Other timing differences	(1.0)	–
Deferred taxation	191.3	191.3

(b) Analysis of movements in deferred tax:

	2002 £m	2001 (as restated) £m
Opening balance	191.3	183.6
Exchange rate movements	0.4	–
Amount charged or credited in the profit and loss account for the period	4.7	3.0
Transferred to current taxation	(5.1)	–
Acquisitions / disposals	–	4.7
Closing balance	191.3	191.3

No provision has been made for the potential liability to taxation, estimated at £92.8m (2001: £125.9m), in respect of chargeable gains which would arise on the disposal of intangible assets, operating assets, investment properties and fixed asset investments of the Group at the net book amounts shown in these accounts.

Company	Total £m	Deferred taxation £m	Lease commitments for discontinued businesses £m
At 31st December 2001 (as previously reported)	6.3	–	6.3
Prior year adjustment relating to deferred tax	37.1	37.1	–
At 31st December 2001 (as restated)	43.4	37.1	6.3
Profit and loss account	(27.4)	(23.7)	(3.7)
Transferred from group companies	0.8	–	0.8
At 31st December 2002	16.8	13.4	3.4

19 Borrowings

Group	Notes	2002 £m	2001 £m
Bank loans and overdrafts			
Secured loans	(i)	57.8	67.1
Unsecured:			
Loans		319.9	829.4
Overdrafts		19.1	33.5
Total bank loans and overdrafts		396.8	930.0
Other loans			
Unsecured:			
Loan notes due 2000-2010		59.8	73.1
8⅞% bonds due 2003		125.0	125.0
5% bonds due 2004		234.4	228.7
7¼% bonds due 2008		175.0	175.0
6½% bonds due 2009		324.7	–
7⅛% bonds due 2012		250.0	–
Total other loans		1,168.9	601.8
Total borrowings		1,565.7	1,531.8

Repayments fall due as follows:

Group	2002 £m	2001 £m
Within one year:		
Bank loans and overdrafts	52.7	257.7
Other loans	147.5	35.6
After more than one year:		
Bank loans and overdrafts	344.1	672.3
Other loans	1,021.4	566.2

(i) Loans are secured on land and buildings.

(ii) Loans not wholly repayable within five years total £807.5m (2001: £309.6m) and mature between 2008 and 2012. The average year end interest rate on these loans is 5.1% (2001: 5.9%).

20 Financial instruments and derivatives

Pages 11 to 13 of the financial review provide an explanation of the Group's treasury objectives and policies with regards to financial instruments and the management of risk. An outline of the policies adopted for achieving these objectives is also provided.

Short-term debtors and creditors have been omitted from this note as permitted under FRS 13.

(a) Interest rate risk profile as at 31st December 2002

The interest rate risk profile of the Group, after taking into account the effect of interest rate and cross currency swaps, is as follows:

Financial assets

					Fixed rate financial assets		Interest free financial assets
2002	Floating rate £m	Fixed rate £m	Financial assets on which no interest is receivable £m	Total £m	Weighted average interest rate %	Weighted average period Years	Weighted average period Years
Sterling	314.6	–	0.9	315.5	–	–	3.5
US Dollar	6.7	–	8.0	14.7	–	–	4.7
Euro	29.8	–	3.7	33.5	–	–	4.4
Canadian Dollar	0.9	–	0.4	1.3	–	–	5.0
Danish Krone	15.9	–	–	15.9	–	–	–
Swedish Krona	7.8	–	–	7.8	–	–	–
Norwegian Kroner	2.9	–	–	2.9	–	–	–
Egyptian Pound	5.5	–	–	5.5	–	–	–
Other	16.8	–	2.9	19.7	–	–	3.7
Total	400.9	–	15.9	416.8	–	–	4.2

20 Financial instruments and derivatives (continued)

2001	Floating rate £m	Fixed rate £m	Financial assets on which no interest is receivable £m	Total £m	Fixed rate financial assets: Weighted average interest rate %	Fixed rate financial assets: Weighted average period Years	Interest free financial assets: Weighted average period Years
Sterling	4.1	–	1.8	5.9	–	–	2.0
US Dollar	9.7	–	10.6	20.3	–	–	2.0
Euro	18.0	–	3.4	21.4	–	–	4.7
Canadian Dollar	0.6	–	–	0.6	–	–	–
Swiss Franc	0.6	–	–	0.6	–	–	–
Australian Dollar	0.3	–	–	0.3	–	–	–
Swedish Krona	1.5	–	2.9	4.4	–	–	5.0
Norwegian Kroner	2.5	–	–	2.5	–	–	–
Egyptian Pound	6.8	–	0.1	6.9	–	–	2.0
Other	13.8	–	4.6	18.4	–	–	4.0
Total	57.9	–	23.4	81.3	–	–	3.3

The financial assets of the Group comprise:

	2002 £m	2001 £m
Cash and deposits	400.9	57.9
Trade and other debtors falling due after more than one year	7.4	14.1
Fixed asset investments	8.5	9.3
Total financial assets	416.8	81.3

(i) The floating rate financial assets comprise primarily cash and short-term deposits earning interest at commercial rates relevant to each functional currency.

Financial liabilities

2002	Floating rate £m	Fixed rate £m	Financial liabilities on which no interest is payable £m	Total £m	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period Years	Interest free financial liabilities: Weighted average period Years
Sterling	51.3	–	3.3	54.6	–	–	1.1
US Dollar	88.9	124.2	3.0	216.1	–	3.4	2.1
Euro	329.4	283.8	12.2	625.4	5.9	4.0	4.4
Canadian Dollar	35.4	49.2	–	84.6	7.4	3.2	–
Swiss Franc	25.0	18.3	–	43.3	4.7	3.0	–
Australian Dollar	39.0	38.5	0.1	77.6	6.5	2.7	4.0
Danish Krone	72.4	61.4	–	133.8	6.8	3.3	–
Swedish Krona	178.5	149.0	5.2	332.7	7.2	3.5	5.0
Japanese Yen	10.2	10.5	–	20.7	0.2	2.9	–
Other	0.7	–	4.1	4.8	–	–	3.6
Total	830.8	734.9	27.9	1,593.6	5.2	3.6	4.4

20 Financial instruments and derivatives (continued)

2001	Floating rate £m	Fixed rate £m	Financial liabilities on which no interest is payable £m	Total £m	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period Years	Interest free financial liabilities: Weighted average period Years
Sterling	(83.9)[i]	225.0	6.7	147.8	7.6	1.4	1.4
US Dollar	19.5	254.3	–	273.8	2.5	3.3	–
Euro	394.4	106.8	12.5	513.7	3.9	1.6	4.2
Canadian Dollar	75.9	22.6	–	98.5	5.9	1.9	–
Swiss Franc	37.0	–	–	37.0	–	–	–
Australian Dollar	83.0	–	0.1	83.1	–	–	5.0
Danish Krone	119.8	–	–	119.8	–	–	–
Swedish Krona	259.7	–	4.6	264.3	–	–	5.0
Other	17.6	0.1	5.1	22.8	5.9	1.9	4.8
Total	923.0	608.8	29.0	1,560.8	4.9	2.2	4.5

(i) Floating rate financial liabilities are stated after the effect of cross currency swaps which all mature within 12 months of the balance sheet date and after the effect of interest rate swaps. The sterling element of cross currency swaps and interest rate swaps at 31st December 2001 was £(303.9)m and £(75.0)m respectively.

The financial liabilities of the Group comprise:

	2002 £m	2001 £m
Total borrowings and finance leases	1,565.7	1,531.8
Creditors falling due within one year relating to derivative instruments	3.0	4.1
Creditors falling due after more than one year relating to derivative instruments	0.2	2.6
Other creditors falling due after more than one year	24.7	22.3
Total financial liabilities	1,593.6	1,560.8

(i) The floating rate financial liabilities are at rates which fluctuate mainly dependent on LIBOR. The average year end interest rate for such borrowings was 4.8% (2001: 4.6%).
(ii) The average year end interest rate on gross borrowings is 5.1% (2001: 4.7%).
(iii) The Group had a £100m interest rate collar at 5.93% floor/7.00% cap which expired in January 2003.
(iv) The figures shown in note 20(a) take into account various interest rate and currency swaps used to manage interest rate risk and the currency profile of financial liabilities.

(b) Foreign currency exposure profile as at 31st December 2002
The Group uses forward currency exchange contracts to hedge foreign currency exchange exposures arising on known material receipts and payments in foreign currencies and on the translation of foreign currency net assets. As a result, the Group does not have any significant currency exposures on monetary assets and liabilities.

(c) Liquidity profile of financial liabilities as at 31st December 2002
The following table analyses the Group's financial liabilities as at 31st December 2002, which are repayable as follows:

	2002 £m	2001 £m
In one year or less or on demand	203.2	297.4
In more than one year but not more than two years	254.4	249.7
In more than two years but not more than five years	313.2	660.7
In more than five years	822.8	353.0
Total	1,593.6	1,560.8

The Group had £788.7m (2001: £519.8m) of undrawn committed borrowing facilities at 31st December 2002. The expiry profile of these is as follows:

	2002 £m	2001 £m
In one year or less	126.2	35.8
In more than one year but not more than two years	139.9	85.6
In more than two years but not more than five years	390.8	304.1
In more than five years	131.8	94.3
Total undrawn committed facilities	788.7	519.8

20 Financial instruments and derivatives (continued)

(d) Fair values of financial assets and liabilities

	2002		2001	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or used to finance the Group's operations:				
Cash deposits	400.9	400.9	57.9	57.9
Other financial assets	15.9	15.9	23.4	23.4
Borrowings maturing within one year	(199.0)	(201.8)	(296.4)	(296.4)
Borrowings maturing after one year	(1,361.1)	(1,408.1)	(1,238.5)	(1,239.9)
Other financial liabilities	(24.7)	(24.7)	(22.3)	(22.3)
	(1,168.0)	(1,217.8)	(1,475.9)	(1,477.3)
Derivative financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	–	49.6	–	6.2
Interest rate collar	–	(0.5)	–	(1.8)
Currency related derivatives[iv]	(8.8)	(22.2)	(3.6)	(2.2)
	(8.8)	26.9	(3.6)	2.2

(i) The Group does not hold any financial instruments for trading purposes.

(ii) The fair value of short-term borrowings and cash at bank and in hand approximate to book value due to their short-term maturity. *The difference in valuation of short-term borrowings in 2002 relates to the £125m, 8⅞% bonds due to mature in August 2003.*

(iii) Where possible, market values have been used to determine the fair values of all listed debt. The fair values of other items have been calculated by discounting expected future cash flows at prevailing interest rates.

(iv) Currency related derivatives include amounts relating to swaps used to hedge the Group's tax charge on foreign currency monetary assets and liabilities. These swaps have a book value of £(3.2)m (2001: £(6.7)m) and a fair value of £(3.9)m (2001: £(5.3)m).

(e) Gains and losses on hedges

Gains and losses on instruments used for hedging are not recognised until the exposure itself is recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

Unrecognised gains and losses on hedges	Gains £m	Losses £m	Net gains/ (losses) £m
Unrecognised gains/(losses) on hedges at 1st January 2001	17.3	(2.8)	14.5
Gains/(losses) arising in previous years, recognised in 2001	(5.1)	–	(5.1)
Gains/(losses) arising before 1st January 2001 not recognised in 2001	12.2	(2.8)	9.4
Gains/(losses) arising in 2001 that were not recognised during 2001	9.9	(13.5)	(3.6)
Unrecognised gains/(losses) at 31st December 2001	22.1	(16.3)	5.8
Gains/(losses) arising in previous years, recognised in 2002	(5.9)	3.9	(2.0)
Gains/(losses) arising before 1st January 2002 not recognised in 2002	16.2	(12.4)	3.8
Gains/(losses) arising in the year that were not recognised during 2002	47.0	(15.1)	31.9
Unrecognised gains/(losses) at 31st December 2002	63.2	(27.5)	35.7
Of which:			
Gains/(losses) expected to be recognised in less than one year	1.6	(5.5)	(3.9)
Gains/(losses) expected to be recognised after more than one year	61.6	(22.0)	39.6

21 Share capital

	10p ordinary shares	Group and company £m
Authorised	2,160,000,000	216.0
Issued and fully paid up		
At 31st December 2001	1,577,522,449	157.8
During the year	2,708,217	0.2
At 31st December 2002	1,580,230,666	158.0

(a) During the year the following fully paid shares were issued for cash:
- 673,957 shares for £1,242,598 on exercise of options under the Hilton Group 1978 share option scheme (1978 scheme)
- 886,653 shares for £1,782,142 on exercise of options under the Hilton Group international share option scheme (international scheme)
- 6,400 shares for £5,988 on exercise of options under the Stakis 1984 share option scheme (1984 scheme)
- 388,226 shares for £662,856 on exercise of options under the Stakis 1994 share option scheme (1994 scheme)
- 222,083 shares for £351,145 on exercise of options under the Hilton Group 1983 savings related share option scheme (1983 scheme)
- 155,947 shares for £219,829 on exercise of options under the Stakis 1993 savings related share option scheme (1993 scheme)
- 235,329 shares for £23,532 on allocation of shares under the all employee share ownership plan
- 139,622 shares for £13,962 on allocation of shares under the performance share plan (the plan)

(b) During the year the following grants were made:
(i) 1978 scheme – options in respect of 523,486 shares at a subscription price of 247.30p per share to 655 executives and 508,191 shares at a subscription price of 177.65p per share to 639 executives
(ii) international scheme – options in respect of 3,656,097 shares at a subscription price of 247.30p per share for the benefit of 681 executives (including directors) and 4,229,008 shares at a subscription price of 177.65p per share for the benefit of 675 executives (including directors)
(iii) 1983 scheme – options in respect of 1,985,600 shares at a subscription price of 189.96p per share to 1,653 employees (including directors)
(iv) the plan – conditional awards in respect of up to a maximum of 1,656,369 shares to 11 executives (including directors)

(c) At 31st December 2002 the following were outstanding:
(i) 1978 scheme – options in respect of 7,465,306 shares, which are normally exercisable (subject to performance conditions) during the period between three and ten years from their respective dates of grant (the latest date for any exercise being 11th September 2012), at subscription prices from 150.79p per share to 337.45p per share for an aggregate subscription cost of £16,377,210
(ii) international scheme – options in respect of 41,343,237 shares, which are normally exercisable (subject to performance conditions) during the period from three to seven, eight or ten years from the respective dates of grant (the latest date for any exercise being 11th September 2012), at subscription prices from 150.79p per share to 337.45p per share
– options in respect of 634,840 shares, which are normally exercisable during the same periods (the latest date for any exercise being 24th September 2011), and at the same subscription prices (being from 150.79p per share to 337.45p per share) as the options previously granted under the 1978 scheme which they are exercisable instead of (at the election of the holders) for an aggregate subscription cost of £94,816,440, excluding subscription costs in respect of 634,840 shares which are included in (c)(i)
(iii) 1984 scheme – options in respect of 21,766 shares which are normally exercisable during the period between three and ten years from the date of grant (the latest date for any exercise being 9th February 2004), at a subscription price of 118.04p per share for an aggregate subscription cost of £25,692
(iv) 1994 scheme – options in respect of 1,215,898 shares, which are normally exercisable during the period between three and ten years from their respective dates of grant (the latest date for any exercise being 12th February 2008), at subscription prices from 131.96p per share to 175.86p per share for an aggregate subscription cost of £2,048,335
(v) 1983 scheme – options in respect of 6,452,374 shares, which are normally exercisable during a period of six months following the expiry of three, five or seven years (as previously selected by the holders) from their respective dates of grant (the latest date for any exercise being 31st January 2008), at subscription prices from 136.64p per share to 279.80p per share for an aggregate subscription cost of £12,799,948
(vi) 1993 scheme – options in respect of 291,783 shares, which are normally exercisable during a period of six months following the expiry of five or seven years (as previously selected by the holders) from their respective dates of grant (the latest date for any exercise being 28th February 2005), at subscription prices from 106.00p per share to 186.95p per share for an aggregate subscription cost of £493,251
(vii) the plan – conditional awards in respect of up to a maximum of 4,298,298 shares, which will normally vest (subject to performance conditions) after three years from the respective dates of grant (the latest date being 1st January 2005)

(d) At the annual general meeting held on 17th May 2002, shareholders authorised the company to purchase up to 157,752,240 of its ordinary shares in the market. As at 26th February 2003 no purchases had been made pursuant to such authority.

22 Share premium account

	Group and company £m
At 31st December 2001	1,713.9
Share options exercised	4.5
Premium on allotment of ordinary shares (note 23(b))	0.1
At 31st December 2002	1,718.5

23 Other reserves

Group	Total £m	Revaluation reserve £m	Other reserve £m	Profit and loss account £m
At 31st December 2001 (as previously reported)	816.9	292.7	158.2	366.0
Prior year adjustments relating to deferred tax (note 26)	(149.5)	–	–	(149.5)
At 31st December 2001 (as restated)	667.4	292.7	158.2	216.5
Exchange adjustments – assets	(1.2)	0.6	–	(1.8)
– borrowings	(28.6)	–	–	(28.6)
Transfer on disposals	–	(50.3)	–	50.3
Transfer of depreciation on revaluation reserve	–	(3.9)	–	3.9
Transfer of previously recognised revaluation losses	–	13.2	–	(13.2)
Premium on allotment of ordinary shares[b]	(0.1)	–	–	(0.1)
Retained earnings for the year	(43.7)	–	–	(43.7)
At 31st December 2002	593.8	252.3	158.2	183.3

(a) The total goodwill on consolidation which has been deducted from reserves amounted to £128.7m at 31st December 2002 (2001: £128.7m).

(b) Premium on allotment of ordinary shares, transferred from the profit and loss account reserve, relates to shares issued to a qualifying employee share ownership trust in respect of the Hilton Group 1983 savings related share option scheme and Stakis 1993 savings related share option scheme.

(c) Tax relief/(charge) on foreign currency borrowings exchange movements shown above amounted to £12.3m (2001: £(2.5)m). This has been offset by a (loss)/gain net of tax on a tax hedging swap of £(12.3)m (2001: £2.5m).

(d) The Group's revaluation reserve relates to hotels £252.3m (2001: £292.7m). No provision has been made for additional taxation which would accrue if these assets were disposed of at their revalued amounts. The potential liability to taxation is shown on page 33, note 18.

Company	Total £m	Other reserve £m	Capital reserve £m	Profit and loss account £m
At 31st December 2001 (as previously reported)	1,855.8	158.2	0.1	1,697.5
Prior year adjustments relating to deferred tax	(37.1)	–	–	(37.1)
At 31st December 2001 (as restated)	1,818.7	158.2	0.1	1,660.4
Loss for the financial year	(272.0)	–	–	(272.0)
Dividends	(141.0)	–	–	(141.0)
At 31st December 2002	1,405.7	158.2	0.1	1,247.4

24 Consolidated cash flow

(a) Reconciliation of total operating profit to operating cash flows

	2002 £m	2001 (as restated) £m
Total operating profit	231.0	253.4
Depreciation	138.0	120.6
Amounts written off tangible and intangible fixed assets and investments	41.4	27.4
Amortisation of subsidiary goodwill	68.7	53.7
Decrease in assets held for resale	–	0.1
Decrease in stocks	1.1	4.1
Decrease in debtors	31.1	10.6
Decrease in creditors	(48.1)	(3.3)
Increase/(decrease) in provisions	1.7	(3.7)
Share of profit of associates	(15.0)	(13.8)
Amortisation of associated undertaking goodwill	0.3	0.2
Other items	5.5	(3.6)
Net cash inflow from operating activities	455.7	445.7

(b) Analysis of net borrowings

	At 1st January 2002 £m	Cash flow £m	Other non cash items £m	Exchange movements £m	At 31st December 2002 £m
Cash at bank and in hand	40.1	21.4	–	(1.1)	60.4
Overdrafts	(33.5)	16.9	–	(2.5)	(19.1)
Cash	6.6	38.3	–	(3.6)	41.3
Short-term deposits	17.8	322.7	–	–	340.5
Due after one year	(1,238.5)	(205.7)	94.0	(15.3)	(1,365.5)
Due within one year	(259.8)	181.1	(92.7)	(9.7)	(181.1)
	(1,473.9)	336.4	1.3	(28.6)	(1,164.8)

(c) Reconciliation of net cash flow to movement in net borrowings

	2002 £m	2001 £m
Increase/(decrease) in cash in period	38.3	(11.5)
Increase in borrowings	(24.6)	(49.5)
Increase/(decrease) in liquid resources	322.7	(8.6)
Change in net borrowings resulting from cash flows	336.4	(69.6)
Loans acquired with subsidiary	–	(43.3)
Other non-cash movements	1.3	–
Translation difference	(28.6)	13.3
Movement in net borrowings in the period	309.1	(99.6)
Opening net borrowings	(1,473.9)	(1,374.3)
Closing net borrowings	(1,164.8)	(1,473.9)

(d) Financing

	£m	2002 £m	£m	2001 £m
Issues of ordinary share capital		4.7		6.3
Borrowings due within one year:				
increase in short-term borrowings	36.7		51.9	
repayment of short-term borrowings	(217.8)		(180.2)	
Borrowings due after more than one year:				
increase in long-term borrowings	676.9		683.5	
repayment of long-term borrowings	(471.2)		(505.7)	
		24.6		49.5
Net cash inflow from financing		29.3		55.8

24 Consolidated cash flow (continued)

(e) Liquid resources
Included as liquid resources are term deposits of less than a year.

(f) Operating cash flow relating to operating exceptional items
The operating cash outflow relating to operating exceptional items shown on page 25, note 2, is £nil (2001: £24.5m). Receipts from sales of subsidiaries and other fixed assets are shown in the cash flow statement on page 20.

25 Disposal of businesses

During the year the Group concluded its exit from International Gaming with the disposal of its Colorado gaming business in April 2002 and closure of its casino in Cairo in June 2002. Proceeds on the disposal of the Colorado gaming business, net of costs, amounted to £5.9m and cash of £1.6m was sold with the business.

26 Prior year adjustment – FRS 19

The Group has adopted the provisions of FRS 19 'Deferred Tax' for the current financial year.

The new accounting policy is described on page 23. As a result of this change in accounting policy, the comparatives have been restated as follows:

(a) Consolidated balance sheet

31st December 2001	Intangible assets £m	Provisions for liabilities and charges £m	Net assets £m	Profit & loss reserves £m	Equity Shareholders' funds £m
2001 as previously reported	1,652.5	(27.7)	2,693.0	366.0	2,688.6
Provision for deferred tax at 1st January 2001[i]	–	(140.9)	(140.9)	(140.9)	(140.9)
Tax charge for 2001[ii]	–	(3.0)	(3.0)	(3.0)	(3.0)
Restatement of goodwill at 1st January 2001[iii]	37.4	(41.0)	(3.6)	(3.6)	(3.6)
Restatement of goodwill amortisation for 2001[iv]	(2.0)	–	(2.0)	(2.0)	(2.0)
2001 restated	1,687.9	(212.6)	2,543.5	216.5	2,539.1

(i) Previously unrecognised timing differences.
(ii) Tax charge relating to previously unrecognised timing differences.
(iii) Stakis goodwill increased due to purchased, previously unrecognised timing differences.
(iv) Amortisation on extra Stakis goodwill.

(b) Consolidated profit and loss account

Year to 31st December 2001	Subsidiary goodwill amortisation £m	Taxation* £m	Transfer to/(from) reserves* £m
2001 as previously reported	(51.7)	(56.8)	2.5
Adoption of FRS 19	(2.0)	(3.0)	(5.0)
2001 restated	(53.7)	(59.8)	(2.5)

*After goodwill amortisation and exceptional items

The impact of adoption of FRS 19 on the results for the year ended 31st December 2002 amounts to:
(i) Goodwill amortisation – £2.0m.
(ii) Taxation charge – an increase of £4.7m or 2.1 percentage points on the tax rate.

27 Pensions

The Group operates a number of pension schemes throughout the world. The major schemes are defined benefit funds, with assets held separately from those of the Group. Although Hilton is responsible for the operation of these arrangements, professional advisors are appointed to run them. The total pension cost for the Group in 2002 was £16.2m (2001: £10.3m), composed of defined contribution payments of £4.9m (2001: £2.9m), defined benefit regular cost of £11.1m (2001: £9.9m) and a defined benefit variation cost of £0.2m (2001: £2.5m credit). This variation has been calculated using the straight line spreading method, over the future working lifetime of current scheme members. A valuation of this scheme at 30th June 2002 is currently in progress, but is not yet sufficiently advanced to enable an estimate of any future defined benefit pension cost or credit. The pension cost relating to the defined benefit schemes is assessed in accordance with the advice of independent qualified actuaries using the projected unit credit method or, where appropriate for closed schemes, the attained age method.

27 Pensions (continued)
The major UK scheme is the Hilton Group Pension Plan. The key assumptions used to calculate the pension cost for this scheme, which represents the majority of the Group's pension commitment, was that pre-retirement investment returns would exceed increases in earnings by 4% a year, and post-retirement investment returns would exceed 5% Limited Price Indexation by 4% and 3% Limited Price Indexation by 4¼% a year. The actuarial value of assets is based on a discounted income approach assuming the majority of the assets are invested in a notional fund comprising 25% fixed interest securities and 75% equities, with equity dividend growth of 1¾% in excess of inflation.

The latest actuarial valuations of the principal funded defined benefit schemes were carried out between 1999 and 2002. A valuation of the Hilton Group Pension Plan as at 30th June 2002 is currently in progress. At the operative dates of the latest actuarial valuations the aggregate market value of the assets of these schemes was £280.5m (2001: £287.2m). In aggregate the actuarial value of the assets represented 102% (2001: 103%) of the value of the benefits that had accrued to members after allowing for expected future increases in earnings.

For the funded plans, debtors include £16.8m (2001: £13.9m) in respect of the excess of the accumulated contributions paid to the pension schemes over the pension cost charged to the profit and loss account.

In addition, unfunded liabilities exist: German (partially unfunded) and Swedish pension arrangements with liabilities of £7.3m and £4.0m measured in 2001 respectively and a post-retirement medical arrangement with liabilities of £1.5m (2001: £1.1m). These schemes are included in the pension cost above and are represented on the balance sheet by a total accrual of £15.1m (2001: £12.0m).

The Group has no significant exposure to any other retirement obligations.

The actuarial valuations were updated to 31st December 2002, by an independent qualified actuary in accordance with the transitional arrangements of FRS 17. In accordance with FRS 17, the defined benefit liabilities have been measured using the projected unit method. Some of the Group's smaller schemes are closed and using this method will, in isolation, lead to the current service cost for these schemes increasing as their members approach retirement.

The following table sets out the key FRS 17 assumptions used for the UK defined benefit schemes and a weighted average of the key FRS 17 assumptions used for the non-UK defined benefit schemes. The table also sets out as at 31st December 2001 and 31st December 2002, the fair value of assets, a breakdown of the assets into the main asset classes, the present value of the FRS 17 liabilities, the deficit of assets over the FRS 17 liabilities, the related deferred tax credit and the net pension liability.

	31st December 2002			31st December 2001		
	UK Schemes	Non-UK Schemes	Total	UK Schemes	Non-UK Schemes	Total
Assumptions:						
Inflation	2.3% pa	2.1% pa		2.5%pa	2.3%pa	
Limited Price Indexation pension increases	2.3% pa	n/a		2.5%pa	n/a	
Salary growth	2.7% pa	3.2% pa		3.0%pa	3.3%pa	
Discount rate	5.6% pa	6.1% pa		6.0%pa	6.6%pa	
Expected long term return for:						
– Equities	8.0% pa	8.2% pa		8.0%pa	8.7%pa	
– Bonds	4.5% pa	4.9% pa		4.9%pa	5.8%pa	
– Other	4.5% pa	4.9% pa		5.0%pa	5.8%pa	
Fair value of assets	£174.5m	£49.1m	£223.6m	£212.7m	£54.8m	£267.5m
Composed of:						
– Equities	76%	50%		82%	54%	
– Bonds	23%	26%		17%	22%	
– Other	1%	24%		1%	24%	
Present value of liabilities	£269.2m	£65.5m	£334.7m	£245.4m	£61.7m	£307.1m
Deficit	(£94.7m)	(£16.4m)	(£111.1m)	(£32.7m)	(£6.9m)	(£39.6m)
Related deferred tax credit	£28.4m	£4.9m	£33.3m	£9.8m	£2.1m	£11.9m
Net pension liability	(£66.3m)	(£11.5m)	(£77.8m)	(£22.9m)	(£4.8m)	(£27.7m)

Under FRS 17, the schemes would be represented on the balance sheet as an asset of £2.8m (£2.0m net of deferred tax) (2001: £6.0m (£4.2m net of deferred tax)) and a liability of £113.9m (£79.8m net of deferred tax) (2001: £45.6m (£31.9m net of deferred tax)).

27 Pensions (continued)

The following table sets out the amounts which would be charged to the profit and loss account and statement of total recognised gains and losses for the year ended 31st December 2002 in accordance with the requirements of FRS 17.

Year ended 31st December	UK Schemes £m	Non-UK Schemes £m	2002 Total £m
Analysis of the amount charged to operating profit:			
Current service cost (excluding employee element)	7.6	5.2	12.8
Past service cost (employer and employee)	–	–	–
Total operating charge	7.6	5.2	12.8
Analysis of the amount credited to other finance income:			
Expected return on pension scheme assets	15.8	3.9	19.7
Interest on pension scheme liabilities	(14.7)	(4.0)	(18.7)
Net return	1.1	(0.1)	1.0
Analysis of the amount recognised in the statement of total recognised gains and losses (STRGL):			
Actuarial return less expected return on pension scheme assets	(53.6)	(7.9)	(61.5)
Experience gains and losses arising on scheme liabilities	(0.5)	3.2	2.7
Changes in assumptions underlying the present value of the scheme liabilities	(9.4)	(4.6)	(14.0)
Actuarial gain/(loss) recognised in the STRGL	(63.5)	(9.3)	(72.8)

Movement in deficit during the year	UK Schemes £m	Non-UK Schemes £m	2002 Total £m
Deficit at beginning of year	(32.7)	(6.9)	(39.6)
Movement in year:			
Current service cost (including employee element)	(10.1)	(5.2)	(15.3)
Contributions (employer and employee)	10.5	5.9	16.4
Past service costs	–	–	–
Other finance income	1.1	(0.1)	1.0
Actuarial loss	(63.5)	(9.3)	(72.8)
Exchange gains and losses	–	(0.8)	(0.8)
Deficit in scheme at end of the year	(94.7)	(16.4)	(111.1)

History of experience gains and losses	UK Schemes	Non-UK Schemes	2002
Difference between the expected and actual return on scheme assets:			
amount (£m)	(53.6)	(7.9)	(61.5)
percentage of scheme assets	(31%)	(16%)	(28%)
Experience gains and losses on scheme liabilities:			
amount (£m)	(0.5)	3.2	2.7
percentage of the present value of scheme liabilities	0%	5%	1%
Total amount recognised in statement of total recognised gains and losses:			
amount (£m)	(63.5)	(9.3)	(72.8)
percentage of the present value of scheme liabilities	(24%)	(14%)	(22%)

In 2002, contributions by the Group of £8m (19% of pensionable salary), were made to the major UK Scheme, the Hilton Group Pension Plan. It has been agreed with the Trustees that the Group's contributions will be 19% of pensionable salary until a revised rate is determined following the 2002 actuarial valuation.

In the Netherlands, the Group's employees participate in an industry wide defined benefit multi-employer scheme, where the employer's share of the underlying assets and liabilities cannot be separately identified. As at the end of 2002, on the local valuation basis, the total assets and liabilities were £748m and £752m respectively. This deficit is taken into account in calculating the employer's future contribution requirement.

Group net assets after removing the SSAP 24 net asset and including the FRS 17 balance sheet disclosed above, would be £2,394.3m at 31st December 2002 (2001: £2,513.9m as restated).

28 Capital commitments
Capital commitments contracted with third parties amounted to £76.3m (2001: £40.2m).

29 Leasing commitments

	2002 £m	2001 £m
Leases expiring:		
Within one year	10.6	9.9
Within two to five years	25.1	30.6
After more than five years	86.2	88.6
	121.9	129.1

In addition, based on 2003 budgeted results, there are commitments in respect of hotel contingent rents of £182.5m (2001: £161.1m). Contingent rents are determined by the turnover or profit performance of the individual hotels. £5.3m (2001: £4.9m) relates to leases expiring within one year, £19.6m (2001: £15.2m) relates to leases expiring within two to five years and £157.6m (2001: £141.0m) relates to leases expiring thereafter. Within these contingent rents there are minimum guarantees totalling £62.6m (2001: £37.4m) of which £36.4m (2001: £17.4m) relates to leases within the United Kingdom expiring after five years. We have also signed lease agreements expected to commence in 2005 with fixed rentals and minimum guarantees totalling £17.4m.

The leasing commitments relate to the future annual rentals payable by the Group under non-cancellable operating leases. These primarily relate to rents payable on land and buildings. The parent company has no lease commitments.

30 Contingencies
Guarantees have been given by the parent company in the ordinary course of business in respect of loans granted to subsidiaries amounting to £1,326.1m (2001: £1,262.6m). Guarantees have also been given by the parent company in the ordinary course of business in respect of rent liabilities of subsidiaries, rent liabilities related to presently or formerly owned freehold and leasehold properties of third party tenants, and performance undertakings on contracts entered into by subsidiaries. In addition, subsidiaries have guaranteed loans of £26.1m (2001: £26.2m) given in the normal course of business to subsidiary companies and companies in which they hold minority equity investments.

A subsidiary company is involved in an employment-related dispute in Belgium that it is vigorously defending. The initial judgement in the penal case was given in Hilton's favour on 20th September 2002; however, the public prosecutor has appealed and the appeal is scheduled to be heard in April 2003. The directors believe, on the basis of legal advice, that the company has strong defences and that the outcome of this matter should have no material impact on the Group. It is not practicable to give an estimate either of the financial effect or of the timing of any cash outflows.

31 Related parties
During 2002, Hilton International received fees amounting to £6.8m (2001: £4.6m) from hotels owned by associated undertakings. Included within this is £1.0m (2001: £1.4m) relating to fees received from Domhotel GmbH. Movements on loans to associates are shown on page 31, note 12. Payments made to Pandox AB during the year totalled £21.4m (2001: £13.4m). Payments made to Satellite Information Services (Holdings) Limited ('SIS') during the year totalled £21.4m (2001: £16.1m) and a dividend of £6.8m was received during the year (2001: £nil). On 19th December 2002, Hilton Group plc acquired from SIS 15,521 preference shares of £1 each in SIS Limited at par. This holding represents 15.52% of the voting rights in SIS Limited; SIS holds 39% of the voting rights through its ordinary shareholding.

On 29th August 2002, the Group sold 10 UK hotels to a Limited Partnership for £335.7m, whilst simultaneously entering into 27 year turnover based leases on the properties. The Group acquired a 40% interest in the Limited Partnership for an investment of £24.8m. Rental payments made during the year total £14.3m, of which £5.9m was a prepayment at 31st December 2002. In addition, the Group received a distribution of £0.6m.

All the above payments were made in the ordinary course of business.

Statement of directors' responsibilities in relation to the accounts

The following statement, which should be read in conjunction with the statement of auditors' responsibilities set out on page 46 is made with a view to distinguishing for shareholders the respective responsibilities of the directors and the auditors in relation to the accounts.

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The directors consider that in preparing the accounts on pages 17 to 44 the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed, subject to any explanations and any material departures disclosed in the notes to the accounts.

The accounts have been prepared on a going concern basis as the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

The directors have responsibility for ensuring that the Group keeps accounting records which disclose, with reasonable accuracy, the financial position of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them and which they deem appropriate to safeguard the assets of the Group and to seek to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Hilton Group plc

We have audited the Group's accounts for the year ended 31 December 2002 which comprise the consolidated profit and loss account, consolidated balance sheet, company balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses, reconciliation of consolidated shareholders' funds, accounting policies and the related notes 1 to 31. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is subject to audit.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual report, including the accounts in accordance with applicable United Kingdom law and accounting standards as set out in the statement of directors' responsibilities. Our responsibility is to audit the accounts and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of either the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited accounts. This other information comprises the Directors' Report, unaudited part of the Directors' Remuneration Report, Chairman's statement, Chief Executive's statement, operating and financial review, financial record and corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

– the accounts give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2002 and of the profit of the Group for the year then ended; and

– the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London 27 February 2003

Report of the directors

The directors have pleasure in submitting their report for the year ended 31 December 2002.

The divisional and financial reviews on pages 4 to 13 form part of this report. Other matters material to the appreciation of the Group's position are contained in the Chairman's statement and Chief Executive's statement on pages 2 and 3 respectively.

Results

The results for the year are shown in the consolidated profit and loss account on page 17.

Dividends

The directors recommend the payment of a final dividend of 5.52p on each of the ordinary shares entitled thereto, making a total of 8.92p per share for the year. Subject to shareholders' approval, the final dividend will be paid on 2 June 2003 to shareholders registered on 7 March 2003.

Annual general meeting

This year's annual general meeting will be held at the Hilton London Metropole on 16 May 2003 at 11.00 am.

Directors

The directors during the year were those listed on page 14.

The directors who will retire by rotation at the 2003 annual general meeting are Messrs C Bell, B G Wallace and J R F Walls. Mr N M H Jones, who was appointed as a director on 22 July 2002, will also retire in accordance with the articles of association. Messrs C Bell, N M H Jones and B G Wallace, being eligible, offer themselves for re-election. Mr J R F Walls is not standing for re-election for a further term.

Details of directors' service contracts, their share interests and other details of their remuneration by the Company are contained in the Directors' Remuneration Report, which was sent to shareholders with this annual report and forms part of it.

Auditors

Ernst & Young LLP have expressed their willingness to continue in office. A resolution will be proposed at the annual general meeting to re-appoint them as auditors and to authorise the directors to agree their remuneration.

Corporate governance

Board

The Board currently comprises four executive directors, five independent non-executive directors, including a non-executive chairman, and Mr S F Bollenbach, the particular terms of whose appointment as a non-executive director are described below. Mr J R F Walls acts as senior independent director. After his retirement from the Board at the 2003 annual general meeting, he will be replaced by Mr L P Lupo.

The Board schedules eight meetings each year, but arranges to meet at other times, as appropriate. It has a formal schedule of matters specifically reserved for its decision and approval.

The Board is supplied with appropriate and timely information to enable it to discharge its duties. The Board requests additional information or variations to regular reporting as it requires. A procedure exists for directors to seek independent professional advice in the furtherance of their duties, if necessary. All directors have access to the advice and services of the Company Secretary.

Whilst all directors are expected to bring an independent judgement to bear on issues of strategy, performance, resources (including key appointments) and standards of conduct, the independent non-executive directors were selected and appointed for this purpose.

All directors submit themselves for re-election at least every 3 years. The independent non-executive directors understand that the Board will not automatically recommend their re-election by shareholders.

Mr S F Bollenbach was appointed to the Board pursuant to an agreement (the 'Master Agreement') between the company and Hilton Hotels Corporation ('HHC'), implementing a commercial alliance, the terms of which were announced on 13 January 1997. Under the Master Agreement, HHC is entitled (with limited exceptions) to designate one non-executive director to serve during the term of the alliance while the Company's own designate serves as a non-executive director of HHC.

Board committees

The Board has a number of standing committees, all of which have written terms of reference clearly setting out their authority and duties, including the following:

– Audit committee – the members of this committee are Mr L P Lupo (Chairman), Lady Patten, Sir Ian Robinson and Mr J R F Walls (all independent non-executive directors).

The audit committee meets as required, but not less than three times a year. Its responsibilities, in addition to those referred to under internal control on page 48, include a critical review of the annual and interim financial statements (including the Board's statement on internal control in the annual report) prior to their submission to the Board for approval, when a report from the committee is also given. The committee also keeps under review the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors.

Although other directors, including the Group Finance Director, attend audit committee meetings, the committee can meet for private discussions with the external auditors, who attend all of its meetings. The Company Secretary acts as secretary to the committee.

– Finance committee – this committee meets as required, principally to deal with matters not specifically reserved to the Board or to another committee. Any two directors can conduct the business of this committee.

– Nomination committee – the members of this committee are Sir Ian Robinson (Chairman), Mr D M C Michels, Lady Patten and Mr J R F Walls. Sir Ian Robinson, Lady Patten and Mr J R F Walls are independent non-executive directors.

The committee meets as required but not less than once a year. Its responsibilities include reviewing the Board structure, size and composition, nominating candidates to the Board to fill Board vacancies when they arise and recommending directors who are retiring by rotation to be put forward for re-election. The committee also ensures that all Board appointees undergo an appropriate induction and training programme. The Company Secretary acts as secretary to the committee.

– Remuneration committee – details of the remuneration committee, including membership, are set out in the Directors' Remuneration Report, which should be read in conjunction with this section of this report.

Internal control

The Board has ultimate responsibility for the system of internal control operating throughout the Group and for reviewing its effectiveness.

No system of internal control can provide absolute assurance against material misstatement or loss. The Group's system is designed to manage rather than eliminate the risk of failure to achieve business objectives and to provide the Board with reasonable assurance that potential problems will normally be prevented or will be detected in a timely manner for appropriate action.

The Company has had procedures in place throughout the year and up to 27 February 2003, the date of approval of this annual report, which accord with the Internal Control Guidance for Directors on the Combined Code published in September 1999.

The Board has delegated the detailed design of the system of internal control to the executive directors.

The control framework and key procedures are as follows:

– Hilton Group plc manages a large, multinational group. Its operations are separated into two divisions: Hotels and Betting and Gaming. Responsibilities for managing business risks arising at a divisional level are defined by the Group Board.

– The executive directors meet regularly together and with other senior executives to consider Group financial performance, business development and Group management issues. The directors and officers of Group subsidiaries comprise executives with appropriate functional responsibilities. Directors of key operating companies meet regularly to manage their respective businesses.

– The Group Board establishes corporate strategy and Group business objectives. Divisional management must integrate such objectives into divisional business strategies for presentation to the Group Board with supporting financial objectives.

– There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. Major business risks and their financial implications are appraised by the responsible executives and endorsed by divisional management. This is an integral part of the strategic planning process. The appropriateness of controls is considered by the executives, having regard to cost/benefit, materiality and the likelihood of risks crystallising. Key risks and actions to mitigate those risks are considered at each regular Board meeting and are formally reviewed and approved by the Group Board annually.

– Divisional budgets, containing financial and operating targets, capital expenditure proposals and performance indicators, are reviewed by the executive directors and must support divisional business strategies. The consolidated Group budget is approved by the Group Board.

– Reports on Group and divisional performances are regularly provided to directors and discussed at Group Board meetings. Performance against both budgets and objectives together with management of business risks are reviewed with divisional management, as are forecasts and material sensitivities. The Board regularly receives reports from key executives and functional heads covering areas such as operations, forecasts, business development, strategic planning, human resources, legal and corporate matters.

– There is a group-wide policy governing appraisal and approval of investment expenditure and asset disposals. Major projects are reported at each regular Board meeting. Post investment audits are undertaken on a systematic basis and are formally reviewed by the Group Board twice yearly.

– Key policies and control procedures (including treasury, compliance and information system controls) are documented in manuals having group-wide application. Operating companies also use procedure manuals which must integrate with Group controls.

– A system of annual self-certification of compliance with key controls and procedures is operated throughout the Group.

– The Group has an internal audit function, outsourced to Deloitte & Touche, which reports to management on the Group's worldwide operations. Its programme and material control issues, including actions following any significant failures in internal controls, are reviewed by the audit committee.

– To underpin the effectiveness of controls, it is the Group's policy to recruit and develop management and staff of high calibre, integrity and with appropriate disciplines. High standards of business ethics and compliance with laws, regulations and internal policies are demanded from staff at all levels.

The audit committee keeps under review the effectiveness of the system of internal control and reports its conclusions following each meeting to the full Board. The key processes used by the committee in carrying out its reviews include: (a) summaries of business risks and mitigating controls; (b) regular reports and presentations from the head of key risk functions, internal audit and external audit; and (c) the results from the system of annual self-certification of compliance with key controls and procedures.

The Board also conducts a formal assessment of the effectiveness of the internal control system. The assessment takes account of all significant aspects of internal control including: risk assessment; the control environment and control activities; information and communication; and monitoring.

Communications with shareholders

There is a regular programme of meetings with major institutional shareholders to consider the Group's performance and prospects. In addition presentations are made twice yearly after the announcement of results, the details of which, together with Group financial reports and announcements, can be accessed via the Group's internet site.

The Company corresponds regularly on a range of subjects with its individual shareholders who have an extended opportunity to question the Board at the annual general meeting.

Compliance statement

The Company has complied throughout 2002 with the provisions set out in section 1 of the code of best practice prepared by the Committee on Corporate Governance and published in June 1998 ('the Combined Code').

The Board is considering the issues arising out of the Review of the Role and Effectiveness of Non-Executive Directors by Mr D Higgs which was published in January 2003 and is expected to come into force for accounting periods commencing on or after 30 June 2003.

Substantial share interests

At 26 February 2003, substantial shareholdings notified to the Company pursuant to section 198 of the Companies Act 1985 were for: Fidelity Investments – 5.23%, Legal and General Investment Management Limited – 3.00%, Scottish Widows Investment Partnership Limited – 4.03% and Putnam Investment Management LLC and Putnam Advisory Co LLC – 5.03%

Further details in respect of the share capital are shown on page 38, note 21.

Corporate social responsibility

A report on corporate social responsibility (CSR) is on the Company's website (www.hiltongroup.com) and highlights are given on page 9. This includes details on charitable donations.

The processes described under internal control on page 48 apply to CSR. In addition to business presentations regularly made to the Board at which CSR is considered as appropriate, the Board conducts an annual CSR review and Board members regularly receive CSR updates. CSR is an integral part of divisional performance and accountability systems and remuneration arrangements.

The risks and opportunities relating to CSR primarily revolve around the reputation of the Group and the quality of its brands operating throughout the world. In relation to this, the processes for identifying, evaluating and managing significant risks faced by the Group have recognised the importance of hotel safety practices. CSR also impacts the performance of the Group's employees on whom the Group relies for the provision of high quality services to customers.

Performance indicators continue to be developed in accordance with group-wide CSR policies. These processes include verification by the Company's CSR adviser, Acona Group AS.

Employee policies

The Board values two-way communication between senior management and employees on all matters affecting the welfare of the business. Regular management visits are made to operating units, conferences and meetings are held, communication surveys undertaken and video programmes produced. Throughout the Group via staff councils, employees are encouraged to be involved in the running of the business.

Copies of the Company's annual report are made available to staff which, together with numerous staff magazines and bulletins, provide them with a greater awareness of the Group's performance as well as the financial and economic factors which affect it. In addition, those employees who are eligible are also encouraged to become involved in the Group's performance through participation in share schemes.

Throughout the Group, the principles of equal opportunities are recognised in the formulation and development of employment policies.

It is the Company's policy to give full and fair consideration to applications from people with disabilities, having regard to their particular aptitudes and abilities. If an employee becomes disabled, the Company's objective is the continued provision of suitable employment, either in the same or an alternative position, with appropriate training being given if necessary. Employees with disabilities share in the opportunities for training, career development and promotion.

Supplier payment policies

The Company agrees payment terms for its business transactions when goods and services are ordered. It ensures that suppliers are aware of the terms of payment and the relevant terms are included in contracts where appropriate. Subject to satisfactory performance by the supplier, arrangements are adhered to when making payments.

At the year end, the Company had no trade creditors.

By order of the Board

M J Noble
Secretary
27 February 2003

Financial record

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Turnover	5,479.0	4,161.8	3,951.5	4,299.4	4,680.5
Total operating profit*					
Continuing operations:					
Hotels	212.1	255.3	268.0	264.0	181.0
Betting and Gaming	149.3	116.3	114.9	139.2	173.0
Central costs and income	(13.3)	(12.4)	(11.6)	(21.4)	(14.3)
Total operating profit*	348.1	359.2	371.3	381.8	339.7
Interest	(76.7)	(79.0)	(94.6)	(76.8)	(62.2)
Profit before taxation*	271.4	280.2	276.7	305.0	277.5
Taxation*	(59.7)	(59.0)	(57.6)	(63.7)	(60.9)
Profit after taxation*	211.7	221.2	219.1	241.3	216.6
Equity minority interests	(0.1)	(0.3)	(0.2)	–	(0.3)
Profit attributable to shareholders*	211.6	220.9	218.9	241.3	216.3
Goodwill amortisation	(69.0)	(53.9)	(38.9)	(29.7)	(0.6)
Exceptional items	(46.3)	(28.1)	(43.4)	(113.8)	(12.7)
Taxation on exceptional items	1.0	(0.8)	–	(3.0)	–
Profit attributable to shareholders	97.3	138.1	136.6	94.8	203.0
Dividends	(141.0)	(140.6)	(127.9)	(121.5)	(90.7)
Fixed assets	4,296.7	4,614.8	4,283.6	4,155.5	2,763.0
Equity shareholders' funds	2,470.3	2,539.1	2,355.3	2,267.9	1,322.3
Dividend per share	8.92p	8.92p	8.50p	8.10p	7.58p
Basis earnings per share*	13.40p	14.30p	14.57p	16.88p	18.18p
Basic earnings per share	6.16p	8.94p	9.09p	6.63p	17.06p

Comparative figures have been restated where necessary for the effects of all current Financial Reporting Standards.

*Before exceptional items and goodwill amortisation

Principal subsidiary and associated undertakings

At 31 December 2002

Hotels

Hilton International CO. – USA[(a)]
Hilton UK Hotels Limited[(a)]
Inter-National Hotel Services Limited[(b)]
LivingWell Health & Leisure Limited[(a)]
Metropole Hotels (Holdings) Limited[(c)]
Scandic Hotels AB – Sweden
Domhotel GmbH – Germany (40%)[(d)]
Pandox AB – Sweden (20.8%)[(d)]
Stakis Limited
Tindall Hotels Limited Partnership (40%)[(d)(h)]

Betting and Gaming

Ladbrokes Limited
Ladbroke (Ireland) Limited – Ireland
Ladbrokes International Limited – Gibraltar
Tiercé Ladbroke SA – Belgium[(b)]
Vernons Pools Limited[(c)]
Satellite Information Services (Holdings) Limited (22.8%)[(b)(d)]

Central services

Hilton Group Finance plc[(b)]

(a) Companies with preference as well as ordinary shares in issue.
(b) Directly owned by Hilton Group plc.
(c) Companies with deferred as well as ordinary shares in issue.
(d) Accounted for as associated undertakings.
(e) All of the undertakings listed above are wholly owned by the Group and only have ordinary shares in issue unless otherwise indicated.
(f) Unless otherwise indicated, the undertakings are incorporated in the United Kingdom.
(g) The companies listed above include all those which principally affected the amount of profit and assets of the Group. A full list of subsidiary and other related undertakings will be annexed to the next annual return of Hilton Group plc to be filed with the Registrar of Companies.
(h) The address of the General Partner of Tindall Hotels Limited Partnership is 18 Upper Grosvenor Street, London, W1K 7PW.

Shareholder information

Share price information
Hilton Group's share price is broadcast on BBC 1 Ceefax, page 226, BBC 2 Ceefax, page 222, Sky News, page 145 and on Channel 4 Teletext, page 527. It also appears in the financial columns of the national press.

Share dealing service
A dealing service for Hilton Group shares is available through The Share Centre Ltd. For further details please contact:
The Share Centre Ltd, Hilton Group Share Dealing Enquiries, P O Box 2000, Aylesbury, Bucks HP21 8ZB. Telephone 01296 414243.

UK tax on capital gains
A leaflet for UK capital gains tax purposes, which includes details of rights and capitalisation issues which have occurred since 31st March 1982, is available on request from the Secretary whose address is given overleaf.

Shareholder enquiries
All administrative enquiries relating to shareholdings, such as queries concerning dividend payments, notification of change of address or the loss of a share certificate, should be made to the Company's registrars, whose contact details are given overleaf.

Communicating with shareholders electronically
You should register at www-uk.computershare.com/investor if you wish to receive future communications by e-mail rather than in paper form. You will need your shareholder reference number which is printed on your proxy form, share certificate and tax vouchers.

American depositary receipts (ADRs)
The Company has a sponsored level 1 ADR programme for which The Bank of New York acts as depositary. The ADRs are traded on the over-the-counter market under the symbol HLTGY, where one ADR is equal to two ordinary shares. For further details please contact: The Bank of New York, Shareholder Relations, PO Box 11258, Church Street Station, New York NY 10286-1258, USA.
Telephone: (00) 1 610 312 5315. USA telephone: 1-888-BNY-ADRS (toll free). E-mail: shareowner-svcs@bankofny.com Website: www.adrbny.com

Unsolicited mail
As the Company's share register is open to public inspection, shareholders may receive unsolicited mail from organisations which use it as a mailing list. If you wish to limit the receipt of such mail, please write to the Mailing Preference Service, MPS, Freepost 22, London W1E 7EZ. You may, however, still continue to receive mail from organisations which do not subscribe to this service.

Financial calendar

2002 profit and recommended 2002 final dividend of 5.52p per share announced	27 February 2003
Record date for the 2002 final dividend	7 March 2003
Annual general meeting	16 May 2003
Payment date for the 2002 final dividend	2 June 2003
Half year results and 2003 interim dividend to be announced	28 August 2003

Corporate directory

Registered number
England 566221

Secretary and registered office
Michael J Noble BA FCIS
Hilton Group plc
Maple Court, Central Park
Reeds Crescent
Watford, Herts WD24 4QQ
Telephone 020 7856 8000
Fax 020 7856 8001

Website www.hiltongroup.com

Registrars
Computershare Investor Services PLC
PO Box 435, Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR
Telephone 0870 702 0127

Website
www-uk.computershare.com/investor

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

Corporate stockbrokers
Deutsche Bank AG London
Merrill Lynch International Limited

Solicitors
S J Berwin
Slaughter and May

Principal UK bankers
Barclays Bank PLC
The Royal Bank of Scotland plc

Divisional offices

Hotels
Hilton International
Maple Court, Central Park
Reeds Crescent
Watford, Herts WD24 4QQ
Telephone 020 7850 4000
Fax 020 7850 4001

901 Ponce de Leon Boulevard
Suite 700
Coral Gables
Florida FL 33134
USA
Telephone (00) 1 305 444 3444
Fax (00) 1 305 444 1114

Hotel reservations
UK telephone 0845 758 1595
USA telephone 1 800 HILTONS

Website www.hilton.com

LivingWell
477-488 Avebury Boulevard
Central Milton Keynes
MK9 3DB
Customer enquiries 0800 136 636

Website www.livingwellclubs.com

Betting and Gaming

UK – off-track and telephone betting and eGaming
Imperial House
Imperial Drive
Rayners Lane
Harrow
Middlesex HA2 7JW
Telephone 020 8868 8899
Fax 020 8868 8767
Customer enquiries 0870 556 1060

Websites
www.ladbrokes.com
www.ladbrokescasino.com
www.ladbrokespoker.com

Vernons
Fortune House
Park Lane
Liverpool L68 1AA
Telephone 0151 525 3636
Fax 0151 525 7363
Customer enquiries 0800 622 249

Website www.vernons.co.uk

Republic of Ireland – off-track betting
25A Bridge Street, Ringsend
Dublin 4
Republic of Ireland
Telephone (00) 353 1668 9324
Fax (00) 353 1668 8034

Belgium – off-track betting
Chausée de Waterloo 715
1180 Brussels
Belgium
Telephone (00) 322 349 1611
Fax (00) 322 349 1615

Designed and produced by Fitch:London. Printed by CTD Capita

Hilton Group plc
Maple Court, Central Park,
Reeds Crescent, Watford
Herts WD24 4QQ

020 7856 8000
www.hiltongroup.com


vodafone

Annual Review 2002

Hilton Group plc

Hilton SCANDIC LivingWell Ladbrokes Vernons

Hilton Group plc











Hilton
The world's most powerful hotel brand, Hilton International currently operates over 249 hotels in over 70 countries worldwide.

Scandic
Acquired in 2001, Scandic is the leading Nordic hotel brand with 135 hotels located primarily in the Scandinavian and Baltic regions.

LivingWell
LivingWell is one of the UK's largest health club operators. Its international portfolio of 102 clubs services over 140,000 members.

Ladbrokes
Ladbrokes is the world's leading bookmaker employing over 12,000 people in its retail, telephone and eGaming operations.

Vernons
A leading operator of the football pools since 1925, Vernons has over 5 million current and past players spread across 150 countries worldwide.

www.hiltongroup.com

2002 has been a difficult year in terms of economic and global uncertainties but the Group has reported a solid performance.

- Group profit before taxation, goodwill amortisation and exceptional items down 3.1% to £271.4 million.
- Worldwide Betting profits up 31.5% to £149.3 million with strong growth in all channels.
- Hotel profits fell 16.9% to £212.1 million as trading remains difficult, particularly in the European gateway cities.
- Net borrowings reduced by over £300 million to £1,164.8 million.
- Final dividend of 5.52 pence making a total of 8.92 pence – level with last year.

£5,479.0m
turnover up 31.6%

13.40p
earnings per share down 6.3%

£271.4m
group profit before taxation down 3.1%

8.92p
full year dividend maintained

£1,164.8m
net borrowings reduced by over £300m



Hilton and Ladbrokes are both world-leading brands. It is our belief that, in the medium term, our hotel performance will improve and Ladbrokes will continue to grow.

The past year has been a difficult one in terms of economic and global uncertainties but I am pleased to report a solid performance by your Group.

World-leading Brands
Hilton and Ladbrokes are both world-leading brands. They offer products, service and quality that will always be in demand.

Overview of Results
The Group's profit before taxation, goodwill amortisation and exceptional items fell 3.1% to £271.4 million.

Due to the reduction in international travel exacerbated by the general downturn of economies, notably in Germany and Scandinavia where the portfolio is predominantly owned or leased, the hotel division saw operating profit for the year fall by £43.2 million to £212.1 million. Underlying profit, after adjusting for property changes and exchange movements and excluding the Scandic acquisition fell by 13.4% to £200.6 million.

Worldwide Betting turnover at £3.8 billion increased by 50% following the introduction of 'tax-free' betting, the continued international expansion of our eGaming business and the benefit of the World Cup in Japan and Korea. Gross win at £622 million was up by 8%, increasing in all channels and reflecting positive growth across the business. Operating profit before exceptional items increased by 31.5% to £149.3 million.

Setting the Pace
It is our belief that, in the medium term, our hotel performance will improve and Ladbrokes will continue to grow. We hold that belief because we know that both businesses are leaders in their sectors, developing fresh approaches, making innovations and responding to their customers' demands. These are businesses that set the pace and the agenda in their sectors. Where Hilton or Ladbrokes goes, the competition is sure to follow.

Most Admired Company
This is a Group that wins awards. A raft of awards in hotels, betting and gaming and health clubs was capped at the end of last year with the news that readers of Management Today magazine voted Hilton Group the most admired company in the leisure and hotels sector. In addition, of the largest 125 companies in the UK our 'admiration ranking' moved up from 72 to 19.

Hilton in the Community
As a Group we take our responsibilities to our employees and the communities in which we operate very seriously. In February 2002 we established Hilton University which provides employees with learning and education opportunities. The Hilton in the Community Foundation, established almost two years ago, is now supporting charities and disaster relief right round the world. At Ladbrokes, staff are close to raising over £2 million for charity over the last five years.

Customer Service
Hilton Group is in good shape and I want to take this opportunity to thank staff and management right across the business for their hard work and commitment to customer service that has helped bring this about.

The Board
On 22 July 2002 Nicholas Jones was appointed a non-executive director. Nicholas is a distinguished corporate financier and is Vice Chairman of Lazard Brothers and was previously Chairman of the National Stud. Russell Walls, the senior independent director, will not be standing for re-election at this year's AGM and we would like to thank Russell for the contribution he has made to the Group.

On Russell's retirement Patrick Lupo takes over as the senior independent director.

Being Responsive
We have, over the years, built a Group that is structured to be financially strong during such uncertain times as these. We have built a Group that is responsive to the needs of our customers and which will continue to be so. Both these attributes leave Hilton Group as a strong player for the future.

The Dividend
In line with our commitment given last November that we would maintain the full year 2002 dividend at no less than last year's level, the Board have recommended a final dividend of 5.52 pence per share payable on 2 June 2003 to shareholders on the register on 7 March. This final dividend, together with the interim dividend of 3.40 pence, gives a total dividend of 8.92 pence, and is maintained at last year's level.

Outlook
At the time of writing, the uniquely complex economic and political uncertainty makes forecasting for hotels difficult. The outlook for betting remains positive. Our task is to muster the strengths of our brands, management and finances to continue to outperform the competition.

Sir Ian Robinson
Chairman
27 February 2003



Hilton and Ladbrokes both demonstrated their capacity to cope with rapidly changing and evolving markets.

The Group experienced a year of mixed fortunes with betting doing well while hotels faced very trying conditions especially in Continental Europe. The inherent strengths of the brands remained intact, however, with Hilton and Ladbrokes both demonstrating their capacity to cope with rapidly changing and evolving markets.

Due Credit
Particular credit is due to the Ladbrokes team, led by Chris Bell, which had a good year with the benefits of the zero customer tax regime and growing eGaming profitability, coupled with the upside from a number of innovative products and strategic investment in technology flowing through.

Our £25 million investment in the EPOS system provided a technological backbone for our shop estate, which is being further invested in with a 3,500 unit self service customer terminal programme and new TV screen presentation and information. This further £20 million investment will be concluded this year.

Inventiveness
Led by Anthony Harris, the hotel division had to deal with very tough trading conditions and his team demonstrated great skill in adapting quickly to the new challenges, especially the downturn in international travel. Our sales and marketing colleagues displayed great inventiveness in driving increased domestic and regional business – an invaluable skill in the current market.

Steady Expansion
We have managed to expand into new territories in both businesses over the past year. For hotels we have added contracts for a number of new properties in important destinations to Hilton – perhaps surprisingly so given the climate. We will see in the coming years a third and well located Hilton in Paris, the first Hilton in Moscow and the first Hilton in Venice as well as some of our older and most famous hotels being totally refurbished – in most cases closed and to be reopened – such as Sydney, Athens and Vienna.

Within Ladbrokes, expansion is also internationally driven – but we have not had to leave these shores often to do it! In eGaming, helped by new product launches and improved presentation and service, our overseas business is growing and for the sportsbook now represents 46% of turnover. *Ladbrokespoker.com* is another good example. In under a year, without accepting bets from US citizens as players, we have established ourselves as one of the biggest sites in the world.

Similarly, driven by new technology and customer service levels, our telephone betting business now takes calls and bets from over 35 countries.

Our shop businesses in the UK, Ireland and Belgium are all continually being refreshed with acquisitions, relocations and refurbishments – we are always trying to bring a better service, environment and new ideas to the customer.

Strong Finances
My deputy, Brian Wallace, leads a respected finance team. Their prudent management of cash and strong focus on liquidity help present a solid business profile essential for future growth and development at the appropriate time, whilst affording funding security during periods of economic uncertainty.

Customer Led
We are a customer led business and, despite these uncertain times, good service delivery must remain our key aim. My primary objective for the year ahead is to build upon and improve levels of guest and customer satisfaction, which in turn, will enable us to continue to outperform our competitors.

In the year ahead, the challenges are to control the costs of a growing set of businesses without affecting our well-respected customer service delivery.

The challenge presented by ever more demanding and discerning customers in a tough market is one the Group will tackle with enthusiasm. I remain confident.

David Michels
Chief Executive
27 February 2003

Anthony R Harris 1955-2003

On 11 March 2003, Anthony Harris, Chief Executive of our Hilton International hotels division, sadly died after a six-month illness. His career with Hilton spanned some 25 years during which time he spent two spells at the company, as a Vice President, and latterly as Chief Executive. His outstanding contribution was driven by a passion for the hotels business and an enthusiasm for Hilton, its guests and its staff. He will be sorely missed.

Hilton Group is a global company operating in the hospitality, health club, betting and gaming markets with the leading brand names of Hilton, Scandic, LivingWell, Ladbrokes and Vernons.



Choose from 40 Hilton Worldwide Resorts in the most breathtaking and exotic locations in the world.

Profit from the hotel division of £212.1m was impacted by a downturn in international traffic.

£212.1m



The new Hilton São Paulo Morumbi offers an unparalleled welcome in the commercial capital of Brazil.

Hilton HHonors is the best known and preferred reward and recognition programme for business travellers in Europe and the Middle East. [Source: BDRC – Guest Survey 2002]


Hilton HHonors
Hotel Owner · The Hilton Family
987654321
CARYL DUCAT
06/1995
11/2020

Soothe and pamper your mind, body and soul at one of Hilton's spas.





Hilton Meetings, Hilton's award winning meeting concept, offers you hassle free meetings in over 1,300 rooms worldwide.


racing
numbers
sports
win
£50,000
jackpot

Over 1,500 Cash Quest terminals were installed throughout the UK in 2002. A further 2,000 terminals, 12 betting events and 'Live Terminal Betting' are scheduled for 2003.


Arsenal
CFC
LIVERPOOL

Partnering with major football brands with extensive domestic and international fan bases provides opportunities both locally in the UK and globally, especially in the Far East market.


vodafone

With perimeter board advertising at major premiership grounds, Ladbrokes' association with top-flight football is viewed across the world.

www.ladbrokes.com

Ladbrokespoker.com has gone from strength to strength since its launch in Summer 2002. Poker popularity has been aided by televised events such as Poker Million.



The web's first every minute numbers game was rejuvenated early last year with the addition of more innovative betting opportunities. Over 500 players a day pay testament to Balls' continued success.


Ladbrokes
balls
595319
0:00
Select Game
Total
Confirm
Ladbrokes



New 'International Racing' betting opportunities from South Africa, Dubai, France, Italy and Germany are generating enormous customer demand. £52m annual turnover.

Putting back a little of what life takes out…



Hilton Relaxation Rooms are one of Hilton's latest innovations. The concept offers a radical departure from the traditional two area bedroom design, by introducing three zones consisting of the bedroom, work area and bathroom.

384

hotels with over 96,000 rooms in over 70 countries.



There are over 85 LivingWell health clubs in the UK with a membership of 130,000; with a further nine international health clubs and seven new LivingWell Express clubs in Europe.

Over 1,300

meeting rooms in 130 hotels in 34 countries.



Superb cuisine for Hilton guests around the globe.



The newly rebranded Hilton, the Helsinki Strand is the first Hilton in Finland and offers 192 elegantly furbished rooms, high class conference facilities and spectacular sea views.

Hotels


Hilton


SCANDIC


LivingWell

Anthony R Harris
1955-2003

The tragic death of Anthony Harris, aged just 47, came as a real shock. He was a strong man, full of energy. A keen sportsman, he was only a few months ago out on the ski slopes, totally unaware of how gravely ill he was.

In a career with Hilton spanning some 25 years, he worked first at the London Hilton, then the Cavalieri Hilton in Rome before becoming Vice President for Sales in Europe. He moved on to work first for Ciga hotels in Italy and then Stakis in the UK before returning to Hilton first as Managing Director, UK and Ireland and then as Chief Executive, Hilton International with responsibility for hotel operations in more than 70 countries.

He achieved so much in such a short time thanks to pure talent and hard work. He was a good hotelier with a passion for the business, and a good leader with a passion for people. His legacy to Hilton includes Hilton University, which is improving management skills right across the organisation, and his gift to those places in which Hilton does business includes the Hilton in the Community Foundation, which has in less than two years raised more than £1 million for good causes.

To his friends, Anthony's lasting mark will be one of enthusiasm, humour, warmth, approachability and charm. To his family, it will be one of absolute devotion.

David M C Michels, Hilton Group plc

Business Review
2002 presented the management team with a number of new challenges, which allowed them to demonstrate their ability to deal with rapidly changing and difficult markets. We have sought to drive returns through the investments we have already made, as well as maintaining good service delivery and paying close attention to customer needs.

The industry is facing a trend towards later booking as well as a reduction in business traffic. Our sales and marketing teams have adapted to these new scenarios with the launch of highly successful tactical marketing programs.

The growing sophistication of our customers is also being addressed by offering easier access and more information about our products through websites and the internet in general. Over the next year an additional four localised websites will be developed for use in the UK, German, Japanese and Scandinavian markets.

We have successfully relaunched the Hilton Worldwide Resorts program. We now offer a unique group of four and five star destinations including the Maldives Resort and Spa, Tobago and Mauritius.

We continue to seek out opportunities to take advantage of the highly successful Hilton brand. Its acknowledged merits and strengths are proving attractive to third parties who want to be associated with the Hilton name to support and enhance their own products. For example, we recently signed a licensing and development agreement with Coral Hotels, to rebrand their Caribbean hotels 'Coral by Hilton'. Hilton have also partnered with Festival Cruises where 'Hilton Suites' will be available on Festival's premium ships.

In addition, we have continued to expand into new gateway city locations including Cologne, Narita Airport (Japan), São Paulo and more recently we signed management contracts in La Defense (Paris), Moscow and Venice.

LivingWell, our successful health club business, continues to explore opportunities in Australia and a further four clubs are due to open over the next 18 months bringing the total number of premier clubs in Australia to eight. We have also launched LivingWell Express, a new cost effective hotel health club concept designed to meet the needs of the travelling business customer.

Operating Review
Due to the reduction in international travel exacerbated by the general downturn of economies notably in Germany and Scandinavia operating profit for the year fell by £43.2 million to £212.1 million. Underlying profit, after adjusting for property changes and exchange movements and excluding the Scandic acquisition fell by 13.4% to £200.6 million.

On a worldwide basis (like for like properties at constant exchange rates, including a full year of Scandic in 2001 for comparability) revpar fell by 1.0% with occupancy down 0.5 percentage points and rate down by 0.2%.

Until the economic climate becomes clearer, capital expenditure, other than routine repairs, has been kept to a minimum. In addition, cost control remains a core focus, but not at the expense of guest satisfaction.

Profits for the **United Kingdom and Ireland** portfolio fell by 14.6% to £107.7 million. Taking into account the effects of sale and leaseback transactions, which reduced profitability by £8.6 million, underlying profit fell by £9.8 million.

Overall, like for like revpar was down 2.9%, rate down 1.0% and occupancy down 1.5 percentage points.

The Provinces performed well in difficult circumstances with revpar falling by only 0.3% driven by a fall of 1.8 percentage points in occupancy, with rate up 2.2%.

In London, on a like for like basis, revpar for the year fell 5.7%, although the last quarter showed some recovery with growth of 11.8%.

The only major capital expenditure project in the UK was the 233 room extension at the Hilton Gatwick, which opened in December 2002.

Europe and Africa saw profits fall by 26.5% to £70.6 million.

Hilton branded Europe and Africa revpar for the year was down 3.5% (like for like at constant currencies) with the second half showing growth of 1.9% after the first half decline of 8.4%. The Hilton Geneva had a very good year, with revpar up over 25% and overall, on a like for like basis, our Western European managed portfolio saw revpar up 9.3%.

The Scandic portfolio saw profits fall 13% on a like for like basis including rebrands. To date 14 hotels have been rebranded to Hilton with a further two planned for 2003.

The **Asia Pacific and Middle East** region saw profits fall by 2.0%. Revpar was up 6.4% on a like for like basis at constant exchange rates.

Revpar (like for like at constant currencies) in Asia Pacific increased by 6.7% and by 5.8% in the Middle East. Encouraging results came from the Maldives where revpar was up by 43.1%, in China where revpar grew by 14% and Japan where revpar increased 4.2%. Tokyo Bay benefited from the strong performance of the Disney resorts and saw profits up by over 70%.

Following the acquisition of the Hilton Sydney in 2000, the hotel closed in the fourth quarter and will undergo a full £46 million rebuild. It will reopen in mid 2004 as the premier meeting and conference hotel in Sydney.

The **Americas** saw profits fall 23% on a decline in revpar of 2.1%. The new Hilton São Paulo Morumbi opened in the fourth quarter in a difficult market place. The Caribbean performed well in a challenging environment helped by the launch of the new resort product.

The **LivingWell** business saw a very encouraging 19.5% growth in profits. After adjusting for changes in internal accounting policies comparable profit grew by over 50%. There has also been a 7% growth in members and worldwide membership now stands at over 142,000.

Betting and Gaming

The introduction of 'tax-free' betting in late 2001 has been a catalyst for growth, leading to a widening of the choice of betting opportunities in all distribution channels.



Christopher Bell
Chief Executive
Ladbrokes Worldwide



Business Review

Ladbrokes continues to build on the unprecedented levels of change experienced in 2001. The introduction of 'tax-free' betting in late 2001 has been a catalyst for growth, leading to a widening of the choice of betting opportunities in all distribution channels.

The Government's objectives to create a more enlightened approach to betting with a keen awareness of customer needs appears to be on course. Gambling is now a mainstream leisure product and is rightly being treated as such.

Throughout 2002, Ladbrokes has continued to invest in technology enabling the launch of innovative new products and greater service delivery to the customer.

Technology has also been exploited through our electronic point of sale system, which allows customers' bets to be captured electronically so saving time and money through increased staff productivity. The recently introduced mark sense (lottery style) slips, made possible through the electronic point of sale systems and touch screen betting facilities, have also proved to be extremely popular.

The eGaming business continues to grow at encouraging levels and benefited from the popularity of the World Cup when over 1.2 million bets were placed by over 62,000 customers. 13 languages are now supported across an increased range of products, accepting 15 different currencies.

Particular success included the expansion of the rapid keno style game 'Balls' and the launch in May of *ladbrokespoker.com*. The *ladbrokescasino.com* site is developing rapidly and is now recognised as a leading player in the industry. Jackpot games now offer customers the chance to win over $1 million.

The telephone betting operation continues to grow rapidly, with over 100,000 active customers, an increase of 14%. Investment has and still is being made in improving customer service, including development of a speech recognition system for automated call handling. In the first half of 2003 the Ladbrokes One Account service will enable customers to, for example, bet from their office, using the telephone or internet and then pick up their winnings from their local Ladbrokes shop on their way home from the office. No other competitor offers customers this level of accessibility.

Vernons continues to perform well, with the growth of online games products and numbers games available through mail and telephone offsetting the industry decline in traditional pools betting.

Operating Review

Turnover at £3.8 billion increased substantially by 50% following the introduction of 'tax-free' betting, the continued international expansion of our eGaming business and the benefit of the World Cup in Japan and Korea.

Gross win at £622 million was up by 8%, increasing in all channels and reflecting positive growth across the business. Gross profit, after deducting duty and VAT was up by 20% at £527 million.

Operating profit increased by 31.5% to £149.3 million.

Boosted by our continued investment in the condition of the estate, customer facing technology and extended opening hours, turnover rose by 52%.

Gross profit margin (excluding AWPs and FOBTs) of 13.9% was lower than the three year average of 14.4%. This is a consequence of both horserace margins being reduced on-course by the impact of bookmakers at the race track hedging off-course with betting exchanges and increased customer betting on lower margin and virtual events.

However, gross win, the amount of money the customer leaves behind, increased by 4% demonstrating that in the new no tax era customers are prepared to reinvest their winnings as value to them improves.

The European shop businesses achieved a 22% increase in profit, each and every business showing growth other than Belgium, which had to withdraw slot machines under new legislation. The UK business in particular benefited from accelerated shop development with 46 relocations, ten new licenses and 27 acquisitions at a total cost of £29 million. The leverage of our EPOS network was pushed further with the commencement of installation of 3,500 self service customer terminals and new in-shop screen presentations and data library costing some £20 million.

Costs in UK retail rose by 14% as increased levies and picture payments were made to British horseracing, shops were open for longer hours and on more Sundays and higher property rents, utility charges and insurance costs were incurred.

Vernons continued to perform well, with turnover decline slowing and new products being introduced, generating a profit of £5.5 million (2001: £5.5 million).

Following the return of our call centre from Gilbraltar to London and Liverpool, telephone betting turnover has increased by 38%, call volumes by 26% and average call costs have reduced by 18%.

Gross win also increased by 9% as stakes per call rose to £82. Telephone betting made an increased profit of £8.1 million from a base of 104,000 active customers.

eGaming continued its growth, increasing turnover on the sportsbook by 78%, the casino by 66% and 'Balls' almost six-fold. Gross win increased by 102% to £53 million, also benefiting from the launch of our poker site in May. From a standing start our poker site – *ladbrokespoker.com* – is one of the top three in the world and the biggest poker room without US customers.

Encouragingly, whilst we continue to invest in this business, profit has reached £11.3 million an increase of £9.3 million on 2001.

We now have over 500,000 registered players, with 264,000 active during 2002.

Internationalisation of the offering continues – even though we do not take bets from US citizens – we take bets from 180 countries in 15 currencies and provide full customer service back up in 13 languages.

…e pace…

+32%

Operating profit grew 32% in 2002, fuelled by over 50% turnover growth in UK shops following a full year of 'tax-free' betting. Strong progress in telephone betting and near five-fold growth in eGaming.



Greater consistency in the forthcoming 2003 horseracing programme will ensure more competitive racing all year round.

Record call volumes will be augmented by improved call routing and further developments of voice recognition.



Dogs turnover and gross win performance outperformed plan in 2002. This was fuelled by the supply of additional race meetings and a stronger focus on dogs throughout all channels.



Ladbrokes.com sponsored the 2003 World Darts Championship – an event that has become part of the Christmas tradition for sports lovers.

Virtual horseracing launched in Ladbrokes betting offices during 2002 with 10 virtual races and has an annual turnover of over £40m.

1:18 MONMORE

1	CADWELL AISLING WORTH A SECOND LOOK		5
2	SENORITA IONA FAIR CLAIMS AGAIN	9-4	5-2
3	SCRATCH PAD HAS THE ABILITY	11-4	3
4	BLACK IMPERIAL USEFUL WHEN DICTATING	5-2	11-4
5	AZTEC TREASURE LIMITED ON THE CLOCK		7
6	BOOGIES DREAM WINS FAR AND FEW BETWEEN		6

1:03 RESULTS: 6 DAGGY DOGGY, 4 FAST FURRY, 1 THE FEKHOCS

Next race

Outstanding numbers turnover and profit performance up 36% during 2002, despite furious competition from the Lotto and the introduction of 'Hot Picks'.

+36%

Hilton Group operates to high standards of performance and advocates socially and environmentally responsible business practice.



Linda Lusardi launched the latest phase of fund raising for the NSPCC by Ladbrokes.

www.hiltongroup.com

In demonstrating our commitment to Corporate Social Responsibility (CSR) we have produced a full disclosure on our website (www.hiltongroup.com), highlights of which are presented here.


Ladbrokes

The NSPCC child protection helpline was printed on the back of more than 25 million betting slips.

Our People
We rely on our employees to provide the high quality of service our guests and customers expect. In return we work hard to look after our people. Our aim is to maximise and develop the skills of our staff, provide opportunities for personal development and achieve high rates of employee satisfaction.

Through its 'Esprit' programme, Hilton International aims to make everyone feel valued within their working environment. Its objectives are to maintain high standards in human resources management and to create a business culture in which everyone can grow and develop their careers. To support this commitment, Hilton University has been launched worldwide, covering a range of skills for the hotel industry, from operational and technical to finance and general management.

Ladbrokes has been Investors in People accredited since 1998 and is continuously monitoring and improving its activities. For the second year running, Ladbrokes has achieved GoodCorporation accreditation, with its staff receiving a commendation for their approach to customers and the local community.

Equal Opportunities and Human Rights
Hilton Group values its international reputation and respects the communities in which we work. We uphold the principle of equal opportunities and strive to meet high ethical standards. Our divisions abide by the provisions of the Universal Declaration of Human Rights.

Health and Safety
Health and safety is a primary objective of the Group and an integral part of the way we manage our business. Our aim is to achieve best-practice standards in health and safety throughout our operations. We support a proactive culture of risk management to ensure accidents and incidents remain as low as is reasonably practicable.

Environment and Sustainability
Hilton Group is committed to protecting the environment and improving its environmental performance.

We are included in FTSE4Good and are an active participant in the UK Business in the Environment's Index of Corporate Environmental Engagement. We also sponsor the International Hotels Environment Initiative (IHEI).

We are continually working to incorporate environmental management into everyday business practice, measuring our performance and setting improvement targets for all our business units. To date, we have focused on minimising the direct impact of our operations and in particular reducing the amount of energy and water we use and waste we produce.



'Family day' at Hilton Melbourne Airport.



Company Health and Safety mascot CHAS helps raise cash for the Hilton in the Community Foundation.



Community action campaign at the Caledonian Hilton, Edinburgh.

Our aim is to bring a positive benefit to the societies in which we operate, through high quality services, economic growth, environmental protection, community involvement and, of course, employment.


Esprit

HILTON UNIVERSITY

INVESTOR IN PEOPLE

goodcorporation

FTSE4Good

INTERNATIONAL
HOTELS

GAMCARE

IBAS
Independent BETTING ARBITRATION Service



The Hilton Jalousie helps carry the Commonwealth Games Baton across St. Lucia.

£1 million

Approximately £1m donated to charities by employees



'Give racism the red card' campaign – Scandic Hotels.

Business Practice

Our internal codes of practice require business professionalism, honesty and integrity in all that we do. We seek to comply with all relevant legislation and to maintain good relationships with all our stakeholders.

Customers

Our customers are our business. In order to maintain high levels of satisfaction, we are constantly assessing the views of our customers. Hilton Group encourages its divisions to operate a fair system for handling complaints from customers, guests, employees and suppliers. We respect the rights of the consumer according to all applicable legislation in the countries in which we operate.

Business Partners and Supply Chain

We promote long-term relationships with our business partners and our divisions work closely with their suppliers to maintain the integrity and continuity of service expected by our customers. In particular, we have established social, ethical and environmental criteria for procurement and are working with our suppliers to integrate them into our supply chain.

Communities and Charities

Good relationships with local communities provide invaluable benefits to our business. We encourage all our employees to be involved in their communities.

Hilton in the Community Foundation is the charitable trust set up and wholly supported by Hilton International and its employees. The foundation was launched in the UK in 2000 and is now being rolled-out worldwide.

In 2002, the Ladbrokes charity of the year has been the NSPCC. In addition, Ladbrokes continues to support the Gambling Industry Charitable Trust (inc Gamcare), assisting both individuals and their families who have issues related to problem gambling.

Our employees throughout the world have been involved in fundraising and charitable activities and during 2002 have raised approximately £1 million. In addition, group companies donated £164,000 to 348 charities worldwide of which £131,000 was to UK charitable organisations. This excludes £200,000 donated by Hilton International in support of the Hilton in the Community Foundation.

In demonstrating our commitment to corporate social responsibility (CSR) we have produced full disclosure on our website (www.hiltongroup.com).

Further information on corporate social responsibility is included in the Directors' Report on page 49 of the Annual Report 2002, which is available as set out on page 14.

NSPCC
Cruelty to children must stop. FULL STOP.



Celebrity punters were each given £5,000 to bet on the World Cup, with the biggest winnings going to the NSPCC.


Hilton
IN THE COMMUNITY
FOUNDATION

Hilton in the Community Foundation is now supporting charities and disaster relief right around the world.

Managing the group



Sir Ian Robinson BSC FRENG
Chairman

He was appointed Chairman of the board on 1 October 2001, having joined the board as a non-executive director and Deputy Chairman on 22 February 2001. Sir Ian was Chief Executive of Scottish Power plc from 1995 to 2001. He is a Fellow of the Royal Academy of Engineering and is non-executive Chairman of Amey plc and Scottish Enterprise. Age 60.



David Michels
Group Chief Executive

He was appointed Group Chief Executive of Hilton Group on 1 June 2000. He joined the board in March 1999 and was appointed Chief Executive of Hilton International in April 1999. A graduate of the London Hotel School, David Michels was formerly Chief Executive of Stakis plc. He is also a non-executive director of British Land plc and Hilton Hotels Corporation. Age 56.



Brian Wallace MA ACA
Deputy Group Chief Executive and Group Finance Director

He became Deputy Group Chief Executive on 1 June 2000. He was appointed Group Finance Director and joined the group board in April 1995. He was formerly Group Finance Director of Geest and has held financial appointments with APV, Schlumberger and Price Waterhouse. He is also a non-executive director of Hays plc. Age 48.



Christopher Bell
Chief Executive, Ladbrokes Worldwide

He was appointed to the board on 1 June 2000. He joined Ladbrokes in 1991 and became Managing Director in 1995. Prior to joining Ladbrokes he held a number of senior positions with Allied Domecq. He is also Vice-Chairman of the Association of British Bookmakers, a member of the Bookmakers Committee and a director of Satellite Information Services. Chris Bell was appointed a non-executive director of Game Group plc in January 2003. Age 45.



Anthony Harris
1955-2003

He was appointed Chief Executive Officer of Hilton International and joined the board on 1 June 2000. He joined Hilton International in March 1999 as Managing Director for the UK and Ireland and became Chief Operating Officer, Hilton International in the early part of 2000. Prior to joining Hilton, he was Deputy Chief Executive and Managing Director of Stakis plc. Sadly Anthony died on 11 March 2003, aged just 47.



Stephen Bollenbach
He was appointed non-executive director in January 1997. Stephen F Bollenbach is President and Chief Executive Officer of Hilton Hotels Corporation. He is also Chairman of Park Place Entertainment and is on the board of AOL/Time Warner and Catellus Development Corporation. Age 60.



Patrick Lupo
He was appointed non-executive director on 26 January 2001. Patrick Lupo is a director and former Chief Executive of DHL Worldwide, where he has held a number of senior positions since 1975. He is also currently a non-executive director of WH Smith Group plc. He will become senior independent director following the 2003 AGM. Age 51.



Louise Patten MA (Oxon)
She was appointed non-executive director in 1993. Louise Patten is a member of the Advisory Board of Bain & Company, the strategy consultants, and is a non-executive director of GUS, Brixton and Somerfield. Previously she has held positions in management consultancy, corporate banking and retail financial services. Age 49.



Russell Walls BSC FCCA
He was appointed non-executive director in June 1996 and is the senior independent director. Russell Walls was formerly Group Finance Director of BAA and previously held similar positions with Wellcome and Coats Viyella. He is also a non-executive director of Stagecoach Group, Signet Group, and The Mersey Docks and Harbour Company. Age 59.



Nicholas Jones
A qualified accountant and business school graduate, Nicholas Jones is a distinguished corporate financier and is Vice Chairman of Lazard Brothers, a position he has held since 1999. His other interests include horseracing and from 1991-2000 he was Chairman of the National Stud. Age 56.

Senior Management

Mike Ashton
Senior Vice President Marketing, Hilton International
Tim Davis
Senior Vice President Distribution and eCommerce, Hilton International
Roger Devlin
Corporate Development Director

Jürgen Fischer
President Hilton International, Europe and Africa
Howard Friedman
President Hilton International, The Americas
Paul Harvey
Managing Director, LivingWell
Koos Klein
President Hilton International, Middle East & Asia Pacific

Wolfgang M Neumann
President Hilton International, UK and Ireland
John O'Reilly
Managing Director, Ladbrokes eGaming
Alex Pagett
Corporate Affairs Director
Alan Ross
Managing Director, Ladbrokes

Bryan Taker
Head of Group Human Resources and Legal Services
Desmond Taljaard
Senior Vice President Real Estate, Hilton International

Group profit before tax, exceptional items and goodwill amortisation of £271.4m was down 3.1%, with strong performance in the betting businesses offset by difficult hotel trading conditions.



Brian G Wallace MA ACA
Deputy Group Chief Executive
and Group Finance Director

Business Overview

Hilton Group plc comprises two divisions, Hotels and Betting and Gaming, which are operated on a decentralised basis, with a small group head office. As part of a routine strategic review, carried out in 2002, the Board re-affirmed its previously stated intention to maintain the Group in its current shape. This is a subject which the Board reviews at least annually.

Within Hotels, Hilton International is a leading global brand and the company, which owns the rights to the trademark for the Hilton brand outside the USA, entered into an alliance on 1 January 1997 with Hilton Hotels Corporation, which owns the rights to the trademark within the USA. This Alliance covers reservations systems, loyalty programmes and global marketing arrangements. In 2001, the Group acquired Scandic which is a leading mid-market operator of hotels, particularly in the Nordic region. The Group also owns the LivingWell health club brand. Ladbrokes is a leading betting brand with strong positions in retail betting, telephone betting and eGaming.

Trading Summary

Turnover for the Group has increased by £1,317.2m (31.6%) to £5,479.0m. Hotels increased £125.3m to £1,666.0m, with the impact of the tragic events of September 11 and the slowdown in world economies continuing in 2002, offset by the Scandic full year acquisition impact. Betting and Gaming, excluding the International Gaming business ('Worldwide Betting'), increased £1,271.6m to £3,811.9m due to the full-year impact of 'tax-free' betting and the strong performance of all divisions this year. Second-half Group turnover of £2,911.3m was up £661.3m, with Worldwide Betting up £654.2m.

Operating profit before goodwill amortisation and exceptional items is down 3.1% to £348.1m (2001: £359.2m). Worldwide Betting profits increased by 31.5% to £149.3m boosted by strong performance in European Retail and eGaming profits. This was offset by Hotels, down 16.9% to £212.1m, with the effects of September 11 and the slowdown in world economies continuing in 2002.

Interest

The interest charge for the year of £76.7m is 2.9% lower than last year (£79.0m). This reflects the impact of the decrease in year on year average borrowings (cash received on the disposals of UK hotels, in March 2001 and August 2002, has been largely offset by the Scandic acquisition in June 2001).

Profit Before Tax

The operating profit decline was partially offset by the lower interest charge resulting in a 3.1% decrease in profit before taxation, exceptional items and goodwill amortisation to £271.4m (2001: £280.2m).

Exceptional Items

Exceptional charges before taxation for the year total £46.3m. Operating exceptional charges of £48.1m include £39.7m due to impairment of certain operating assets within the estate. £5.1m relates to leasing and licence costs associated with the closure of 54 betting shops and £3.3m to the costs of closing the Sydney Hilton for redevelopment.

Net non-operating exceptional profits of £1.8m include profit of £17.9m on the sale of 10 UK hotels. Non-operating exceptional charges of £16.1m relate to losses on disposal/closure of hotels and an internet travel portal, and assets written off as a result of the closure of 54 betting shops.

Taxation

The Group has adopted the provisions of Financial Reporting Standard 19 'Deferred Tax' for the current financial year. The restatement has resulted in a £181.9m deferred tax provision being recognised at 1 January 2001, together with a related £37.4m increase in goodwill.

The total taxation charge in 2002 was £58.7m, including £1.0m exceptional credit relating to the operating exceptional charge on closure of 54 betting shops. This represents an effective tax rate of 22.0% on profits before goodwill amortisation and exceptional items (2001: 21.06% as restated for FRS 19). This underlying rate is anticipated to be sustainable for the foreseeable future.

Earnings per Share (EPS)

EPS (before the impact of goodwill amortisation and exceptional items) of 13.40 pence was down 0.90 pence (2001: 14.30 pence as restated). This is a result of the combination of the decrease in PBT, higher tax rate and the full year impact of the shares issued on acquisition of Scandic.

Dividend

The Board has proposed a final dividend of 5.52 pence per share bringing the total dividend for the year to 8.92 pence per share (2001: 8.92 pence per share), covered 1.5 times (2001: 1.6 times) by EPS (before the impact of goodwill amortisation and exceptional items).

Cash Flow, Capital Expenditure and Borrowings

Cash flow from operating activities in 2002 was £455.7m, £10.0m higher than in 2001 (£445.7m), mainly due to EBITDA improvement. Dividends received from associates of £7.7m (2001: £0.3m) included a £6.8m special dividend from SIS.

Capital expenditure on operating and intangible assets of £202.2m was slightly above that in 2001 (£187.2m), mainly due to betting shop acquisitions.

Cash inflow on sale of operating assets of £341.2m includes £335.7m proceeds from the sale of the 10 UK hotels, whilst expenditure on associates of £26.4m includes the 40% investment in the Limited Partnership the hotels were sold to. Interest, tax and equity dividend outflows amounted to £248.7m compared to £267.3m in 2001, with net interest payments £19.3m lower in 2002 due mainly to timing differences.

At 31 December 2002, the Group had gross borrowings of £1,565.7m and cash and short-term investments of £400.9m, resulting in net debt of £1,164.8m (2001: £1,473.9m). The £309.1m decrease in borrowings is after an adverse exchange translation impact of £28.6m.

Sale and Turnover Lease of 10 UK Hotels

On 29 August 2002 the Group sold 10 UK hotels to a Limited Partnership for £335.7m, whilst simultaneously entering into 27 year turnover based leases on the properties. The Group acquired a 40% interest in the Limited Partnership for an investment of £24.8m.

The summary financial statement on pages 14 to 16 is a summary of information in the Annual Report 2002. The Directors' Remuneration Report also forms a part of the summary financial statement. The summary financial statement was approved by the Board on 27 February 2003 and signed on its behalf by Sir Ian Robinson and Mr D M C Michels. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Group, as would be provided by the full accounts and reports.

The Directors' Report, the accounts and Auditors' Report on those accounts, which is unqualified and does not contain a statement under section 237(2) or 237(3) of the Companies Act 1985, are contained in a separate publication entitled Annual Report 2002. The Annual Report 2002 can be viewed by visiting our website (www.hiltongroup.com) and/or copies may be obtained free of charge by writing to: The Company Secretarial Department, Hilton Group plc, Maple Court, Central Park, Reeds Crescent, Watford, Herts, WD24 4QQ. Telephone 020 7856 8000. Shareholders wishing to receive the Annual Report as well as the Summary Financial Statement in future years should write to the Company's registrars, Computershare Investor Services at the address given in the corporate directory on page 17.

SUMMARY DIRECTORS' REPORT

The divisional and financial reviews on pages 7, 8 and 13 form part of this report. Other matters material to the appreciation of the Group's position are contained in the Chairman's statement and Chief Executive's statement on pages 2 and 3 respectively. The results for the year are shown in the summary consolidated profit and loss account on page 15.

Dividends

The directors recommend the payment of a final dividend of 5.52p on each of the ordinary shares entitled thereto, making a total of 8.92p per share for the year. Subject to shareholders' approval, the final dividend will be paid on 2 June 2003 to shareholders registered on 7 March 2003.

Directors

The directors during the year were those listed on page 12. The directors who will retire by rotation at the 2003 annual general meeting are Messrs C Bell, B G Wallace and J R F Walls. Mr N M H Jones who was appointed as a director on 22 July 2002, will also retire in accordance with the articles of association. Messrs C Bell, B G Wallace and N M H Jones, being eligible, offer themselves for re-election. Mr J R F Walls is not standing for re-election for a further term. Details of directors' service contracts, their share interests and other details of their remuneration by the Company are contained in the Directors' Remuneration Report, which was sent to shareholders with the annual review and forms part of the summary financial statement.

Corporate Governance

The Company has complied throughout 2002 with the provisions set out in section 1 of the code of best practice prepared by the Committee on Corporate Governance and published in June 1998 ('the Combined Code'). The company has established a framework of internal control which is reviewed by the Audit Committee and has a separate Nomination Committee and Remuneration Committee. A full corporate governance statement is contained in the Annual Report 2002.

Corporate Social Responsibility

A report on corporate social responsibility (CSR) is on the company's website www.hiltongroup.com and highlights are given on pages 10 to 11. This includes details on charitable donations.

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF HILTON GROUP PLC

We have examined the Group's summary financial statement for the year ended 31 December 2002. This report is made solely to the Company's members, as a body, in accordance with Section 251 of the Companies Act 1985. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Review 2002 and the summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the full annual accounts, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review 2002 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of Opinion

We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the full annual accounts, Directors' Report and Directors' Remuneration Report of Hilton Group plc for the year ended 31 December 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985 and regulations made thereunder.

Ernst & Young LLP
Registered Auditor, London
27 February 2003

Summary consolidated profit and loss account

For the year ended 31st December	2002 Before exceptional items and goodwill amortisation £m	2002 Total £m	2001 (restated) Before exceptional items and goodwill amortisation £m	2001 (restated) Total £m
Turnover – continuing operations	5,479.0	5,479.0	4,161.8	4,161.8
Cost of sales	(5,028.0)	(5,143.2)	(3,721.6)	(3,827.2)
Gross profit	451.0	335.8	440.2	334.6
Administrative expenses	(117.9)	(119.5)	(94.8)	(94.8)
Group operating profit – continuing operations	333.1	216.3	345.4	239.8
Share of associated undertakings	15.0	14.7	13.8	13.6
Total operating profit	348.1	231.0	359.2	253.4
Exceptional items – continuing operations	–	1.8	–	19.9
Exceptional items – discontinued operations	–	–	–	3.9
Profit before interest	348.1	232.8	359.2	277.2
Interest	(76.7)	(76.7)	(79.0)	(79.0)
Profit on ordinary activities before taxation	271.4	156.1	280.2	198.2
Tax on profit on ordinary activities	(59.7)	(58.7)	(59.0)	(59.8)
Profit on ordinary activities after taxation	211.7	97.4	221.2	138.4
Equity minority interests	(0.1)	(0.1)	(0.3)	(0.3)
Profit attributable to shareholders	211.6	97.3	220.9	138.1
Dividends	(141.0)	(141.0)	(140.6)	(140.6)
Transfer to/(from) reserves	70.6	(43.7)	80.3	2.5
Earnings per share				
– basic	13.40p	6.16p	14.30p	8.94p
– diluted	13.37p	6.15p	14.26p	8.91p
Dividend per share	8.92p	8.92p	8.92p	8.92p

Summary consolidated balance sheet

At 31st December	2002 £m	2001 (restated) £m
Fixed assets	4,296.7	4,614.8
Current assets	776.4	483.9
Short-term creditors	(978.5)	(1,061.5)
Net current liabilities	(202.1)	(577.6)
Total assets less current liabilities	4,094.6	4,037.2
Long-term creditors	(1,405.3)	(1,281.1)
Provisions	(215.5)	(212.6)
Net assets	2,473.8	2,543.5
Equity shareholders' funds	2,470.3	2,539.1
Minority interests	3.5	4.4
	2,473.8	2,543.5

Statement of total recognised gains and losses

For the year ended 31st December	2002 £m	2001 (restated) £m
Profit attributable to shareholders	97.3	138.1
Currency translation differences on foreign currency net investments net of taxation	(29.8)	4.8
Total recognised gains and losses relating to the year	67.5	142.9
Prior year adjustments relating to deferred tax	(149.5)	
Total recognised gains and losses since last annual report	(82.0)	

Summary consolidated cash flow statement

For the year ended 31st December	2002 £m	2001 £m
Cash inflow from operating activities	455.7	445.7
Dividends received from associated undertakings	7.7	0.3
Interest	(59.3)	(78.6)
Tax	(48.7)	(55.9)
Cash flow before capital expenditure	355.4	311.5
Capital expenditure and financial investment	139.1	188.3
Equity dividends	(140.7)	(132.8)
Issues of ordinary share capital	4.7	6.3
Cash flow before acquisitions and disposals	358.5	373.3
Acquisitions and disposals	(22.1)	(442.9)
Loans acquired with subsidiary	–	(43.3)
Exchange	(28.6)	13.3
Other non-cash movements	1.3	–
Movement in net debt	309.1	(99.6)
Opening net debt	(1,473.9)	(1,374.3)
Closing net debt	(1,164.8)	(1,473.9)

5 year financial record

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Turnover	5,479.0	4,161.8	3,951.5	4,299.4	4,680.5
Continuing operations:					
Hotels	212.1	255.3	268.0	264.0	181.0
Betting and Gaming	149.3	116.3	114.9	139.2	173.0
Central costs and income	(13.3)	(12.4)	(11.6)	(21.4)	(14.3)
Total operating profit*	348.1	359.2	371.3	381.8	339.7
Interest	(76.7)	(79.0)	(94.6)	(76.8)	(62.2)
Profit before taxation*	271.4	280.2	276.7	305.0	277.5
Taxation*	(59.7)	(59.0)	(57.6)	(63.7)	(60.9)
Profit after taxation*	211.7	221.2	219.1	241.3	216.6
Equity minority interests	(0.1)	(0.3)	(0.2)	–	(0.3)
Profit attributable to shareholders*	211.6	220.9	218.9	241.3	216.3
Goodwill amortisation	(69.0)	(53.9)	(38.9)	(29.7)	(0.6)
Exceptional items	(46.3)	(28.1)	(43.4)	(113.8)	(12.7)
Taxation on exceptional items	1.0	(0.8)	–	(3.0)	–
Profit attributable to shareholders	97.3	138.1	136.6	94.8	203.0
Dividends	(141.0)	(140.6)	(127.9)	(121.5)	(90.7)
Fixed assets	4,296.7	4,614.8	4,283.6	4,155.5	2,763.0
Equity shareholders' funds	2,470.3	2,539.1	2,355.3	2,267.9	1,322.3
Dividends per share	8.92p	8.92p	8.50p	8.10p	7.58p
Earnings per share – basic*	13.40p	14.30p	14.57p	16.88p	18.18p
Earnings per share – basic	6.16p	8.94p	9.09p	6.63p	17.06p

Comparative figures have been restated where necessary for the effects of all current Financial Reporting Standards

* Before exceptional items and goodwill amortisation

Shareholder information

Financial calendar

2002 profit and recommended 2002 final dividend of 5.52p per share announced	27 February 2003
Record date for the 2002 final dividend	7 March 2003
Annual general meeting	16 May 2003
Payment date for the 2002 final dividend	2 June 2003
Half year results and 2003 interim dividend to be announced	28 August 2003

Share price information
Hilton Group's share price is broadcast on BBC 1 Ceefax, page 226, BBC 2 Ceefax, page 222, Sky News, page 145 and on Channel 4 Teletext, page 527. It also appears in the financial columns of the national press.

Share dealing service
A dealing service for Hilton Group shares is available through The Share Centre Ltd.
For further details please contact:
The Share Centre Ltd,
Hilton Group Share Dealing Enquiries,
P O Box 2000,
Aylesbury, Bucks HP21 8ZB.
Telephone 01296 414243.

UK tax on capital gains
A leaflet for UK capital gains tax purposes, which includes details of rights and capitalisation issues which have occurred since 31 March 1982, is available on request from the Secretary whose address is given opposite.

Shareholder enquiries
All administrative enquiries relating to shareholdings, such as queries concerning dividend payments, notification of change of address or the loss of a share certificate, should be made to the company's registrars, whose contact details are given opposite.

Communicating with shareholders electronically
You should register at www-uk.computershare.com/investor if you wish to receive future communications by email rather than in paper form. You will need your shareholder reference number which is printed on your proxy form, share certificate and tax vouchers.

American depositary receipts (ADRs)
The company has a sponsored level 1 ADR programme for which The Bank of New York acts as depositary. The ADRs are traded on the over-the-counter market under the symbol HLTGY, where one ADR is equal to two ordinary shares.
For further details please contact:
The Bank of New York,
Shareholder Relations,
PO Box 11258,
Church Street Station,
New York NY 10286-1258, USA.
Telephone: (00) 1 610 312 5315.
USA telephone: 1-888-BNY-ADRS (toll free).
E-mail: shareowner-svcs@bankofny.com
Website: www.adrbny.com

Unsolicited mail
As the company's share register is open to public inspection, shareholders may receive unsolicited mail from organisations which use it as a mailing list. If you wish to limit the receipt of such mail, please write to the Mailing Preference Service, MPS, Freepost 22, London W1E 7EZ. You may, however, still continue to receive mail from organisations which do not subscribe to this service.

Corporate directory

Registered number
England 566221

Secretary and registered office
Michael J Noble BA FCIS
Hilton Group plc
Maple Court, Central Park
Reeds Crescent
Watford, Herts WD24 4QQ
Telephone 020 7856 8000
Fax 020 7856 8001

www.hiltongroup.com

Registrars
Computershare Investor Services PLC
PO Box 435, Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR
Telephone 0870 702 0127

www-uk.computershare.com/investor

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

Corporate stockbrokers
Deutsche Bank AG London
Merrill Lynch International Limited

Solicitors
S J Berwin
Slaughter and May

Principal UK bankers
Barclays Bank PLC
The Royal Bank of Scotland plc

Divisional offices

Hotels
Hilton International
Maple Court, Central Park
Reeds Crescent
Watford, Herts WD24 4QQ
Telephone 020 7850 4000
Fax 020 7850 4001

901 Ponce de Leon Boulevard
Suite 700
Coral Gables
Florida FL 33134
USA
Telephone (00) 1 305 444 3444
Fax (00) 1 305 444 1114

Hotel reservations
UK telephone 0845 758 1595
USA telephone 1 800 HILTONS

www.hilton.com

LivingWell
477-488 Avebury Boulevard
Central Milton Keynes
MK9 3DB
Customer enquiries
0800 136 636

www.livingwellclubs.com

Ladbroke Betting and Gaming

UK – off-track and telephone betting and eGaming
Imperial House
Imperial Drive
Rayners Lane
Harrow
Middlesex HA2 7JW
Telephone 020 8868 8899
Fax 020 8868 8767
Customer enquiries
0870 556 1060

www.ladbrokes.com
www.ladbrokescasino.com
www.ladbrokespoker.com

Vernons
Fortune House
Park Lane
Liverpool L68 1AA
Telephone 0151 525 3636
Fax 0151 525 7363
Customer enquiries
0800 622 249

www.vernons.co.uk

Republic of Ireland – off-track betting
25A Bridge Street, Ringsend
Dublin 4
Republic of Ireland
Telephone (00) 353 1668 9324
Fax (00) 353 1668 8034

Belgium – off-track betting
Chaussée de Waterloo 715
1180 Brussels
Belgium
Telephone (00) 322 349 1611
Fax (00) 322 349 1615

Hilton Group plc
Maple Court, Central Park,
Reeds Crescent, Watford
Herts WD24 4QQ

020 7856 8000
www.hiltongroup.com

Directors' Remuneration Report 2002

Hilton Group plc

Hilton Group plc

www.hiltongroup.com

Directors' Remuneration Report

Introduction

The board has final responsibility for the company's remuneration policies with the board delegating responsibility for remuneration policy in respect of the executive directors and senior executives to the remuneration committee.

Executive directors have delegated responsibility within the framework established by the board for strategy and policies regarding all other employees within their own divisions.

Remuneration committee composition

During the year the remuneration committee was comprised exclusively of non-executive directors, namely:

- Mr J R F Walls (Chairman of the committee);
- Mr L P Lupo;
- Lady Patten (resigned 31st December 2002); and
- Mr N M H Jones (appointed 23rd July 2002).

Mr Walls will not be standing for re-election as a director at the company's annual general meeting on 16th May 2003 at which time he will also stand down as a member (and Chairman) of the committee.

No member of the committee has any personal financial interest, other than as share owners, in the company nor do they have any conflicts of interest arising from cross-directorships or any operational involvement in the running of the company.

The Group Chairman is normally invited to attend the meetings of the committee, in an advisory capacity. The committee regularly consults with the Group Chief Executive and the Head of Group Human Resources and Legal on proposals relating to the remuneration of executive directors and they may be asked to attend committee meetings, other than when their personal remuneration is discussed. The committee has, from time to time, consulted with the other members of the board. The Company Secretary acts as secretary to the committee. The committee met nine times in 2002.

The committee appointed independent remuneration consultants (Deloitte and Touche) and has taken advice during the year from them in relation to executive remuneration matters. S J Berwin, one of the company's corporate lawyers, has also provided material assistance. Deloitte and Touche also provide the company with outsourced internal audit and miscellaneous benchmarking and tax services.

In forming the remuneration policy, the best practice provisions as set out in the Combined Code annexed to the Listing Rules have been followed and the Guidelines issued by the Association of British Insurers (ABI) and the National Association of Pension Funds (NAPF) have been noted.

Remuneration policy

The company seeks to provide competitive remuneration measured against other UK quoted companies for the calibre of executives necessary to ensure the development and delivery of the business strategy.

The policy going forward is to continue to pay base salary levels at or above market median levels for those with similar responsibilities in comparable companies and to provide incentive opportunities targeted at key business measures which can provide levels of performance pay at around upper quartile of market practice for outstanding performance.

The following comprised the principal elements of executive remuneration for the period under review:

- base salaries;
- annual incentives (performance related);
- long-term incentives, including share options and performance shares (performance related); and
- benefits, including pension, fully expensed company cars and fuel, private healthcare and life assurance.

Salaries are reviewed annually by reference to the data received from the independent consultants together with business and personal performance. Benefits are regularly reviewed and are non-pensionable.

In determining the balance between those elements of the executive package which are, and those which are not, subject to performance, the committee takes into consideration both the remuneration policy of the company and market practice.

The policy of the committee is that new appointments to the board will normally be engaged on a one-year rolling contract subject to mitigation.

During the year the committee carried out a fundamental review of the executive remuneration arrangements. The main objectives of this review were as follows:

- provide total earnings potential for the executive group that is competitive against current market practice for relevant FTSE 100 companies;
- closely align performance measures used in executive incentives with business strategy;
- strengthen the link between incentive potential and shareholder value; and
- increase share ownership among executives.

A number of amendments have been made to the existing remuneration arrangements and a proposed change to the performance share plan is outlined in this report.

The board as a whole determines the remuneration of each of the non-executive directors. Non-executive directors receive fees that are set relative to median market practice and are regularly reviewed. Non-executive directors are not eligible for any annual bonus, share incentives, pension or other benefits. Non-executive directors do not have service contracts with either the company or any of its subsidiaries. The appointment of a non-executive director is terminable without notice. All non-executive directors are subject to re-election every three years.

Annual Bonus

Current arrangements

Executive directors participate in the annual bonus plan, which is focused upon achievement of the annual profit plan as agreed by the board. In 2002, the performance threshold, below which no payments would be made, was set at 95% of profit plan, with maximum payments earned at 110% achievement of profit plan.

The maximum bonus opportunity for 2002 was set at 90% of basic salary (110% for Mr D M C Michels, including an element based on strategic objectives). In keeping with the company's desire to encourage employee share ownership, half of any bonus earned, is delivered in shares at the end of a 24 month deferred period.

Annual bonus payments are non-pensionable.

Bonuses for 2003

To maintain the company's competitive positioning in terms of incentive potential, from 2003 the annual bonus opportunity has been increased to include an additional 15% of basic salary based on strategic business and/or individual objectives for executive directors other than Mr D M C Michels. The bonus opportunity for Mr D M C Michels has increased by 15% of basic salary, with an additional 10% of basic salary based on profit performance and an additional 5% of basic salary based on strategic business and/or individual objectives. Half of any bonus earned will be delivered in shares at the end of a 24 month deferred period.

In addition, to encourage share ownership further, executives will be invited to invest up to 25% of any bonus earned after tax into shares deferred for a period of 36 months. If adjusted earnings per share (EPS) performance over the annual bonus year has exceeded the annual increase in the index of retail prices (RPI) and budgeted profit levels are achieved, then the company will match this additional deferral, one for one relative to the number of shares that would have been purchased with the pre-tax bonus amount. Participants will become entitled to any matching shares awarded at the end of the three-year deferral period, subject to continued employment.

Longer term incentives

Share option plans

The company operates two share option plans (a UK Inland Revenue approved and an unapproved option plan) under which executives are eligible to participate at the discretion of the board:

- the Hilton Group 1978 share option scheme (1978 scheme); and
- the Hilton Group international share option scheme (international scheme).

Options are granted at market value, determined shortly before the option grant.

Executive option awards are determined annually with grant levels related to an individual's level of responsibility and personal performance. Annual option awards will not normally exceed 1.5 times basic salary, other than in exceptional circumstances, e.g. recruitment or promotion, where an annual award could be increased to a maximum of 2 times basic salary. Subject to these annual limits, allocations will normally be made twice a year.

Options awarded prior to March 1996 do not have a performance criterion. Options granted under the company's schemes from March 1996 to May 2000 inclusive cannot be exercised unless adjusted EPS growth in a consecutive three-year period exceeds the increase in the RPI by 6%. Options granted in 1998 and 1999 have not yet met this performance condition.

The required performance level for all options awarded from September 2000 onwards is adjusted EPS growth in a three-year period exceeding the RPI by tiered targets as follows:

EPS growth (over the three years from grant)	Proportion of annual grant vesting
RPI + 9%	2/3
RPI + 12%	5/6
RPI + 15%	Full vesting

If the above conditions are not met over the first three years, retesting limited to two further years is possible subject to increasing performance criteria measured from the date of grant. For example, for two thirds of an annual grant to vest, adjusted EPS growth would need to exceed RPI by 13% over four years or by 18% over five years. Options granted in 2000 have not met these performance conditions.

The use of EPS as the performance measure for the share option schemes is consistent with market practice and the tiered approach detailed above is consistent with best practice.

The company also operates UK Inland Revenue approved savings related share option scheme and share incentive plan, details of which are provided later in this report.

Schemes previously operated by Stakis Limited being the Stakis 1984 executive share option scheme, the Stakis 1994 executive share option scheme and the Stakis 1993 savings related share option scheme continue in operation. No further grants will be made under these schemes which do not have performance criteria.

Any benefits provided under the share option plans are non-pensionable.

Performance share plan – current arrangements

Participation in the performance share plan (PSP) is limited to executive directors and a number of key senior executives, as determined by the committee. Awards of shares (subject to performance conditions) are normally made to participants as at 1st January. Awards are currently capped at one times basic salary.

The PSP performance conditions focus on the key measure of achievement for the most senior executives within the company, delivery to shareholders of a superior return on their investment in the company. Total Shareholder Return (TSR) includes share price growth and reinvested dividends and the total value created for shareholders over the three-year period is benchmarked against the other FTSE 100 companies.

The full award vests if TSR performance exceeds all other companies in the FTSE 100. 35% of any award vests if the company achieves the median position of the FTSE 100 companies.

Share price and dividend data are provided by independent sources. The committee has discretion to ensure that performance measurement takes appropriate account of the impact of mergers, acquisitions and disposals during the performance period.

The award is also subject to a second performance condition, that absolute growth in the company's adjusted EPS exceeds the increase in the RPI over the performance period by at least 6%.

Performance share plan – proposals for 2003

Subject to shareholder approval which is being sought at the company's annual general meeting on 16th May 2003, it is proposed that the maximum potential award under the PSP be increased to 120% of basic salary to enable the company to provide incentive potential at around upper quartile of market practice for outstanding performance. In addition, to align performance measures further with the current business strategy and provide a more relevant comparison, it is proposed to sharpen the performance focus of the plan by concentrating the TSR performance measure on other companies in the international hotel, leisure and gaming sectors and provide a significant element of the plan with clear line of sight to underlying business performance. On this basis 50% of the award will vest subject to the satisfaction of TSR performance versus a select comparator group and 50% will vest subject to specific financial measures; these are Return on Capital Employed (ROCE) performance for the Hotels Division and operating profit growth performance for the Betting and Gaming Division.

This change will measure the company's performance against other companies facing similar opportunities and challenges to ensure a more effective assessment of success. The introduction of specific financial measures will support the drive to increase operating profit and efficient capital usage.

For the TSR element of the award, 100% will vest if TSR performance is ranked 1st or 2nd against the comparator group and 40% will vest for 9th position, with vesting on a straight-line basis between 9th and 2nd positioning. It is proposed that for the 2003 award the comparator group will consist of the following 16 companies, plus the company:

Accor	Rank Group
Enterprise Inns	Six Continents
First Choice Holidays	Sol Melia
Four Seasons Hotels	Stanley Leisure
Marriott International	Starwood Hotels & Resorts
Millennium & Copthorne	Thistle Hotels
N H Hoteles	Whitbread
P&O Princess	William Hill

The vesting of the remaining element of the award will be subject to operating profit growth for the Betting and Gaming Division and ROCE for the Hotels Division. ROCE, for the purpose of the PSP, is defined as profit before interest, tax, goodwill amortisation and exceptional items divided by net assets, excluding goodwill, adjusted for revaluation reserves.

The financial performance measures over the three-year performance period will be:

	Base performance (i.e. 40% of award vesting)	Maximum performance (i.e. 100% of award vesting)
Betting & Gaming Division (Operating Profits)	£170m	£203m
Hotels Division (ROCE)	10%	12.1%

Vesting between base and maximum performance for ROCE/operating profit elements will be on a straight-line basis.

Share price and dividend data will continue to be provided by independent sources with the committee retaining the discretion to ensure that performance measurement takes appropriate account of the impact of mergers, acquisitions and disposals during the performance period. It is the intention of the company to ensure that the achievement of the targets can be readily identifiable from the company's annual report and accounts. The extent to which the financial performance measures have been achieved will be independently confirmed.

Performance against the target will be reviewed annually and with independent advice, comparisons will be made on a consistent basis taking account of any accounting changes over the measurement period.

Any benefits provided under the PSP are non-pensionable.

Retirement benefits

Executive directors have a choice between:

(i) membership of the Executive Section of the Hilton Group Pension Plan (HGPP) together with membership of the Hilton Unfunded Unapproved Retirement Benefits Scheme (HUURBS) established to cover basic salary above the Earnings Cap; or

(ii) membership of the HGPP plus a cash supplement of 30% of basic salary above the Earnings Cap; or

(iii) cash supplement of 30% of basic salary in lieu of membership of a company pension arrangement.

Executive directors who chose membership of the HGPP and the HUURBS are credited with a HUURBS allocation of 42% of basic salary above the Earnings Cap, reference (i) above.

Mr D M C Michels has a separate money purchase arrangement into which is paid 30% of basic salary. The company contribution to this arrangement is shown on page 11. Mr Michels also receives a pension supplement of 10.7% of basic salary above the Earnings Cap.

Executive directors' shareholding guidelines

Personal shareholding guidelines require executive directors going forward to build up personal shareholdings equivalent in value to at least one year's basic salary.

Service contracts

The policy of the company is that new appointments to the board will normally be engaged on a one-year rolling contract with mitigation other than in exceptional circumstances. In addition it is the company's intention that all executive directors will move to one-year rolling contracts over time.

Mr D M C Michels and Mr A R Harris had two-year rolling contracts with Stakis dated 16th January 1992 and 8th April 1996 respectively and they had this provision continued in their contracts with the company dated 26th March 1999 and 6th June 2001 respectively. Mr B G Wallace is employed under a two-year rolling contract dated 21st December 1994. In line with the company's policy, Mr C Bell is employed on a one-year rolling contract dated 6th June 2001. The committee has considered the position of the executive directors who have held two-year rolling contracts for a significant period of time.

Given that the Group Chief Executive, Mr D M C Michels, is in his 57th year, no change is proposed.

In respect of the Deputy Chief Executive & Finance Director, Mr B G Wallace, it is proposed that the existing arrangement in respect of both the contract period and change in control provisions be reduced. He has been offered a one-year rolling contract with a liquidated damages provision of £1.45 million, index-linked to RPI. The existing contract provides for a full payment without mitigation in the event of termination following a change of control. In circumstances where the company terminates the contract otherwise than for cause, the executive may be entitled to payment subject to mitigation. The proposed amount is based on the mid-point of a range of values for the existing contract, taken from independent legal advice. As the liquidated damages provision is likely to reduce in real terms over time, he will be given the option of electing to revert to normal damages in due course. Should he so elect, this would help achieve the overall company objective of moving all executive directors to one-year rolling contracts, subject to mitigation.

The company normally expects executive directors, in case of a breach of contract, to mitigate their loss. In any specific case that may arise, the committee will carefully consider any compensatory payments having regard to performance, age, length of service and other circumstances that are relevant.

Currently, one year's notice is required from executive directors. Consequent from the changes detailed above it is proposed that the notice period required from executive directors, other than the Group Chief Executive, be reduced to six months.

Mr D M C Michels was last elected to the board on 17th May 2002; Mr B G Wallace, Mr A R Harris and Mr C Bell were all last elected to the board on 25th May 2001. Mr B G Wallace and Mr C Bell are standing for re-election at the company's 2003 annual general meeting on 16th May 2003.

Contracts are available for viewing, on request to the Company Secretary.

Performance graph

As the company is a constituent company of the FTSE 100, the FTSE 100 index provides an appropriate indication of market movements against which to benchmark the company's performance. The chart below summarises the company's TSR performance against the FTSE 100 index over the five years ended 31st December 2002.

Historical TSR performance growth in the value of a hypothetical £100 holding over five years FTSE 100 comparison based on spot values


£200
£180
£160
£140
£120
£100
£80
£60
£40
£20
£0
FTSE 100
Hilton Group plc
31/12/97
31/12/98
31/12/99
31/12/00
31/12/01
31/12/02

In addition to the incentive arrangements previously outlined, two share plans are operated in which all employee groups, subject to minimum service requirements, are eligible to participate. These are summarised below.

Savings related share option scheme
The Hilton Group 1983 savings related share option scheme (1983 scheme) is linked to a Save-As-You-Earn contract which participants enter into to save a regular monthly sum by deduction from earnings of up to £250 per month for either three or five years. Subject to common service criteria, the UK Inland Revenue approved scheme is open to all UK employees (including executive directors) of the company. Options are normally exercisable during a period of six months following the expiry of three, five or seven years (as previously selected by the participant) from the date of grant and there are no performance conditions.

Option prices are calculated by reference to the average of the mid-market quotation of a share as shown by the Stock Exchange Daily Official List for the five business days immediately preceding the date of grant, discounted by 20%.

Share incentive plan
A UK Inland Revenue approved share incentive plan was introduced in 2000 to strengthen and widen employee share ownership. The plan is open to all UK employees, (including executive directors), who have completed at least 12 months service. To encourage employee participation, the company provides a match of one Bonus share for every two Salary shares purchased by employees. The Bonus shares are held conditional upon satisfaction of a one-year service requirement.

Directors' remuneration and interests

The following table shows the emoluments of the executive directors and non-executive directors in the year ended 31st December 2002 excluding gains from the exercise of share options.

	Basic salary[v] & fees[vi] £000	Annual Bonus £000[iv]	Benefits in kind £000	Pension supplement £000[iii]	2002 Total £000	2001 Total £000
Executive directors						
C Bell	303	120	12	62	497	419
A R Harris	424	55	20	138	637	668
D M C Michels	571	181	23	51	826	772
B G Wallace	446	116	17	147	726	741
Total	1,744	472	72	398	2,686	2,600
Non-executive directors[i]						
Sir Ian Robinson	180	–	–	–	180	81
S F Bollenbach	–	–	–	–	–	–
L P Lupo	33	–	–	–	33	29
Lady Patten	33	–	–	–	33	32
J R F Walls	33	–	–	–	33	32
N M H Jones[ii]	14	–	–	–	14	–
Total	293	–	–	–	293	174[v

(i) Non-executive directors are not eligible for annual bonus, share incentives, pension or any other benefits. The non-executive directors do not have service contracts with the company or any of its subsidiaries. The appointments of non-executive directors are terminable without notice. All non-executive directors are subject to re-election every three years.

(ii) Mr N M H Jones was appointed a non-executive director of the company on 22nd July 2002.

(iii) Of which £285,000 represents an increase in accruals in respect of Mr A R Harris and Mr B G Wallace.

(iv) This includes a special payment of £20,000 made to Mr C Bell in recognition of exceptional hours worked and the achievement of the settlement of the media and data dispute with Racing. It is intended under the provisions of the plan, see page 2, that shares be delivered in 2005, as follows: Mr C Bell 59,712; Mr A R Harris 33,034; Mr D M C Michels 108,535 and Mr B G Wallace 69,371.

(v) Annual basic salaries on 1st January 2002 were £280,900 Mr C Bell; £412,000 Mr A R Harris; £541,059 Mr D M C Michels and £432,600 Mr B G Wallace respectively. With effect from 1st July 2002 the annual basic salaries of Mr C Bell and Mr D M C Michels were increased to £325,000 and £600,000 respectively. With effect from 1st January 2003, the annual basic salaries of the executive directors were increased by 2.5% as follows: Mr C Bell to £333,125; Mr A R Harris to £434,969; Mr D M C Michels to £615,000 and Mr B G Wallace to £456,717.

(vi) The non-executive directors' only remuneration from the company (with the exception of Mr S F Bollenbach who receives no remuneration) is a fee: Sir Ian Robinson (Chairman): £180,000 per annum, each other non-executive director: £35,000 per annum (increased from £32,500 per annum with effect from 1st January 2003) and the Chairman of each of the audit and remuneration committees (Mr L P Lupo and Mr J R F Walls respectively): an additional £5,000 per annum with effect from 1st January 2003.

(vii) In addition there were payments of £108,000 made to non-executive directors who retired in 2001.

The number of options granted to the executive directors in 2002 and outstanding as at 31st December 2002 are set out below:

	Plan	No. of options at 31/12/01	Options granted during year	Options exercised during year	Options lapsed during year	No. of options at 31/12/02	Date of grant	Exercise price (pence)	Market price at date of exercise	Gain made on exercise £000	Date from which exercisable	Expiry date
C Bell	(i)	84,600	–	–	–	84,600	31.05.95	182.65	–	–	31.05.98	31.05.05
	(ii)	–	155,826	–	–	155,826	11.09.02	177.65	–	–	11.09.05	11.09.12
		–	85,190	–	–	85,190	17.04.02	247.30	–	–	17.04.05	17.04.12
		196,588	–	–	–	196,588	24.09.01	166.45	–	–	24.09.04	24.09.11
		95,336	–	–	–	95,336	23.04.01	212.70	–	–	23.04.04	23.04.11
		170,799	–	–	–	170,799	20.09.00	197.60	–	–	20.09.03	20.09.10
		71,657	–	–	–	71,657	01.04.99	290.70	–	–	01.04.02	01.04.09
		70,000	–	–	–	70,000	24.04.98	337.45	–	–	24.04.01	24.04.08
		70,000	–	–	–	70,000	22.05.97	244.50	–	–	22.05.00	22.05.07
		40,672	–	–	–	40,672	08.10.96	207.55	–	–	08.10.99	08.10.06
		26,496	–	–	–	26,496	20.05.96	193.95	–	–	20.05.99	20.05.06
	(iii)	–	8,712	–	–	8,712	18.06.02	189.96	–	–	01.08.07	31.01.08
		4,511	–	–	4,511	–	11.06.99	214.72	–	–	01.08.02	31.01.03
Total		830,659	249,728	–	4,511	1,075,876				–		
A R Harris	(i)	14,218	–	–	–	14,218	07.10.99	212.00	–	–	07.10.02	07.10.09
	(ii)	–	179,156	–	–	179,156	11.09.02	177.65	–	–	11.09.05	11.09.12
		–	128,697	–	–	128,697	17.04.02	247.30	–	–	17.04.05	17.04.12
		278,463	–	–	–	278,463	24.09.01	166.45	–	–	24.09.04	24.09.11
		169,487	–	–	–	169,487	23.04.01	212.70	–	–	23.04.04	23.04.11
		125,000	–	–	–	125,000	20.09.00	197.60	–	–	20.09.03	20.09.10
		50,000	–	–	–	50,000	03.05.00	268.90	–	–	03.05.03	03.05.10
		135,782	–	–	–	135,782	07.10.99	212.00	–	–	07.10.02	07.10.09
		150,000	–	–	–	150,000	01.04.99	290.70	–	–	01.04.02	01.04.09
	(iii)	5,319	–	–	–	5,319	26.06.01	182.12	–	–	01.08.04	31.01.05
Total		928,269	307,853	–	–	1,236,122				–		

	Plan	No. of options at 31/12/01	Options granted during year	Options exercised during year	Options lapsed during year	No. of options at 31/12/02	Date of grant	Exercise price (pence)	Market price at date of exercise	Gain made on exercise £000	Date from which exercisable	Expiry date
D M C Michels	(i)	10,319	–	–	–	10,319	01.04.99	290.70	–	–	01.04.02	01.04.09
	(ii)	–	278,191	–	–	278,191	11.09.02	177.65	–	–	11.09.05	11.09.12
		–	164,089	–	–	164,089	17.04.02	247.30	–	–	17.04.05	17.04.12
		355,040	–	–	–	355,040	24.09.01	166.45	–	–	24.09.04	24.09.11
		216,096	–	–	–	216,096	23.04.01	212.70	–	–	23.04.04	23.04.11
		225,000	–	–	–	225,000	20.09.00	197.60	–	–	20.09.03	20.09.10
		389,681	–	–	–	389,681	01.04.99	290.70	–	–	01.04.02	01.04.09
	(iii)	–	2,000	–	–	2,000	18.06.02	189.96	–	–	01.08.05	31.01.06
		3,191	–	–	–	3,191	26.06.01	182.12	–	–	01.08.04	31.01.05
		1,443	–	–	–	1,443	11.06.99	214.72	–	–	01.08.02	31.01.03
Total		1,200,770	444,280	–	–	1,645,050				–		
B G Wallace	(i)	250,000	–	–	–	250,000	31.05.95	182.65	–	–	31.05.98	31.05.05
		100,000	–	–	–	100,000	04.10.95	166.75	–	–	04.10.98	04.10.05
	(ii)	–	188,114	–	–	188,114	11.09.02	177.65	–	–	11.09.05	11.09.12
		–	135,132	–	–	135,132	17.04.02	247.30	–	–	17.04.05	17.04.12
		292,386	–	–	–	292,386	24.09.01	166.45	–	–	24.09.04	24.09.11
		177,961	–	–	–	177,961	23.04.01	212.70	–	–	23.04.04	23.04.11
		225,000	–	–	–	225,000	20.09.00	197.60	–	–	20.09.03	20.09.10
		300,000	–	–	–	300,000	01.04.99	290.70	–	–	01.04.02	01.04.09
		150,000	–	–	–	150,000	24.04.98	337.45	–	–	24.04.01	24.04.08
		150,000	–	–	–	150,000	22.05.97	244.50	–	–	22.05.00	22.05.07
		150,000	–	–	–	150,000	20.05.96	193.95	–	–	20.05.99	20.05.06
	(iii)	9,265	–	–	–	9,265	26.06.01	182.12	–	–	01.08.06	31.01.07
Total		1,804,612	323,246	–	–	2,127,858				–		

(i) 1978 share option scheme

(ii) International share option scheme

(iii) 1983 savings related share option scheme

The performance conditions attached to the vesting of the options detailed above are outlined on pages 2 and 5 respectively.

The market price of the company's shares on 31st December 2002 was 167p. The highest price of the shares during the financial year was 263.50p. The lowest price of the company's shares during the financial year was 139.25p.

The highest and lowest price of the company's shares since the date of option grants during the year were 263.50p and 139.25p; 235.75p and 139.25p; 188.00p and 139.25p in respect of grants made on 17th April 2002, 18th June 2002 and 11th September 2002 respectively.

In addition to the above options, Mr D M C Michels and Mr A R Harris have outstanding options under the Stakis 1994 executive share option scheme and Stakis 1993 savings related share option scheme, details of which are provided below:

	Plan	No. of options at 31/12/01	Options granted during year	Options exercised during year	Options lapsed during year	No. of options at 31/12/02	Date of grant	Date of exercise	Exercise price (pence)	Market price at date of exercise	Gain made on exercise £000	Date from which exercisable	Expiry date
A R Harris	(i)	84,532	–	–	–	84,532	10.06.97	–	169.88	–	–	10.06.00	10.06.07
		191,780	–	–	–	191,780	12.02.98	–	175.86	–	–	12.02.01	12.02.08
Total		276,312	–	–	–	276,312					–		
D M C Michels	(i)	417,662	–	417,662	–	–	12.02.98	11.03.02	175.86	248.00	301	12.02.01	12.02.08
	(ii)	2,831	–	2,831	–	–	11.07.96	13.02.02	141.33	224.00	3	–	–
Total		420,493	–	420,493	–	–					304		

(i) Stakis 1994 executive share option scheme.

(ii) Stakis 1993 savings related share option scheme.

There are no performance conditions attached to the vesting of the options detailed above.

Long-term incentive schemes

Outstanding allocations made under the performance share plan, the share incentive plan and the annual bonus plan to executive directors at 31st December 2002 are as follows:

	Plan	Outstanding awards at 31.12.01	Awards vesting during the year[i]	Awards lapsing during the year[i]	Awards made during the year	Outstanding awards at 31.12.02	Date of award	Share price on date of award (pence)	Performance period end
C Bell	(a)	–	–	–	140,450	140,450	01.03.02	200.00	31.12.04
		117,045	–	–	–	117,045	08.03.01	198.00	31.12.03
		99,346	–	–	–	99,346[ii]	01.03.00	198.00	31.12.02
		85,856	15,024	70,832	–	–	01.04.99	221.30	31.12.01
Total		302,247	15,024	70,832	140,450	356,841			
	(b)	86	–	–	216	302	see note[iii]	see note[iii]	see note[iii]
A R Harris	(a)	–	–	–	212,180	212,180	01.03.02	200.00	31.12.04
		208,080	–	–	–	208,080	08.03.01	198.00	31.12.03
		170,940	–	–	–	170,940[ii]	01.03.00	198.00	31.12.02
		134,207	23,486	110,721	–	–	01.04.99	221.30	31.12.01
Total		513,227	23,486	110,721	212,180	591,200			
	(b)	54	–	–	216	270	see note[iii]	see note[iii]	see note[iii]
D M C Michels	(a)	–	–	–	270,529	270,529	01.03.02	200.00	31.12.04
		265,303	–	–	–	265,303	08.03.01	198.00	31.12.03
		196,153	–	–	–	196,153[ii]	21.06.00	260.00	31.12.02
		165,688	28,995	136,693	–	–	01.04.99	221.30	31.12.01
Total		627,144	28,995	136,693	270,529	731,985			
	(b)	86	–	–	216	302	see note[iii]	see note[iii]	see note[iii]
B G Wallace	(a)	–	–	–	222,789	222,789	01.03.02	200.00	31.12.04
		218,484	–	–	–	218,484	08.03.01	198.00	31.12.03
		161,538	–	–	–	161,538[ii]	21.06.00	260.00	31.12.02
		135,563	23,723	111,840	–	–	01.04.99	221.30	31.12.01
Total		515,585	23,723	111,840	222,789	602,811			
	(b)	86	–	–	216	302	see note[iii]	see note[iii]	see note[iii]

(a) Performance share plan.

(b) The amounts shown are in respect of the Bonus shares awarded on a monthly basis under the share incentive plan.

The performance conditions attached to the awards vesting detailed above are outlined on pages 3 and 5.

Notes:

(i) As described in the 2001 accounts and in respect of the year that ended 31st December 2001, the company achieved the 50th percentile on the TSR performance condition relative to the other FTSE 100 companies. The EPS performance condition was not met. The committee, taking into account all of the circumstances of the company's performance, were satisfied that the underlying financial performance of the company over the performance period had been satisfactory. Accordingly, they concluded that it was reasonable to exercise their discretion and approve partial vesting of the awards. The awards that vested on 1st March 2002 together with those that lapsed are as shown above. The share price as at 1st March 2002 was 224.25p.

(ii) Conditional awards made at 1st March 2000 lapsed on 31st December 2002 as the relevant performance conditions had not been met.

(iii) Bonus shares were awarded on a monthly basis on award dates between 28th January and 17th December. Share prices on the award dates ranged from 164.50p – 256.50p.

Retirement provision

Mr C Bell, Mr A R Harris and Mr B G Wallace are members of the Executive Section of the HGPP, details of which are set out in Note 5 on page 27 of the Annual Report 2002. In respect of basic salary above the Earnings Cap, Mr A R Harris and Mr B G Wallace are members of the HUURBS; Mr C Bell receives the cash supplement.

Mr D M C Michels is not a member of HGPP or HUURBS. The company has continued his money purchase arrangement and the cost in 2002 was £171,159 (2001: £157,590). In addition Mr D M C Michels receives a cash supplement in respect of his basic salary above the Earnings Cap.

The transfer value figures below have been provided by the independent actuary appointed by the Trustees of the HGPP, in accordance with Actuarial Guidance Note GN 11. The accrued pension benefit is an annual figure. The transfer value represents the amount that would be paid to another pension scheme if this accrued pension benefit were to be transferred away from the HGPP.

Listing rule disclosures:

Set out below are details of the pension benefits, payable on retirement at age 60, to which each of the directors shown is entitled at 31st December 2002. The accrued pensions shown below are the total pension entitlements in respect of all Pensionable Service with the company, including any service with the company prior to becoming a director.

	Increase, excluding revaluation, in accrued pension over 2002 £000	Transfer value of increase, less director's contributions over 2002 £000	Accrued pension at 31.12.02 £000	Accrued pension at 31.12.01 £000
C Bell	3	11	28	25
A R Harris	3	20	21	17
B G Wallace	3	20	25	21

Schedule 7A disclosures:

Set out below are details of the pension benefits, payable on retirement at age 60, to which each of the directors shown is entitled at 31st December 2002 in respect of qualifying services. The accrued benefits include only benefits earned for qualifying services, that is after becoming a director of the company.

	Additional accrued pension over 2002 £000	Total accrued pension as a director at 31.12.02 £000	Transfer value at 31.12.02 £000	Transfer value at 31.12.01 £000	Increase (or decrease) in transfer value over 2002 £000	Increase (or decrease) in transfer value, less director's contributions over 2002 £000
C Bell	3	6	43	31	12	5
A R Harris	3	8	66	48	18	11
B G Wallace	4	25	202	210	(8)	(15)

A transfer value represents a liability of the company but not a sum paid or due to the individual.

Directors' interests in shares

The interests of the directors in the 10p ordinary shares, excluding interests under share options and long-term incentive plans, of the company at the dates stated were:

Ordinary shares	At 31st December 2002 Fully paid	At 31st December 2001 (or later date of appointment) Fully paid
Sir Ian Robinson	28,000	20,000
D M C Michels	309,346[(ii)]	276,849
C Bell	31,478[(ii)]	15,783
S F Bollenbach	–	–
A R Harris	68,977[(iii)]	44,826
N M H Jones	20,000	20,000
L P Lupo	10,000	10,000
Lady Patten	5,130	5,130
B G Wallace	52,372[(ii)]	27,978
J R F Walls	2,965	465

(i) All the share interests above were beneficial.

(ii) 929 (2001: 258 shares) shares are held under the Hilton Group share incentive plan.

(iii) 828 (2001: 163 shares) shares are held under the Hilton Group share incentive plan.

The following changes have occurred to the directors' share interests since the year-end:

(a) Shares were purchased by/awarded to the directors under the share incentive plan as follows: on 8th January 2003; Mr D M C Michels 69 shares, Mr C Bell 69 shares, Mr A R Harris 69 shares and Mr B G Wallace 69 shares; and on 6th February 2003; Mr D M C Michels 73 shares, Mr C Bell 73 shares, Mr A R Harris 74 shares and Mr B G Wallace 73 shares.

(b) On 31st January 2003, Mr D M C Michels' option over 1,443 shares under the 1983 savings related share option scheme at an option price of 214.72p lapsed.

(c) Conditional awards made under the PSP at 1st March 2000 lapsed on 31st December 2002, as the relevant performance conditions had not been met.

No other changes to directors' share interests have taken place between 31st December 2002 and 27th February 2003.

Except for service contracts on page 4, none of the directors were materially interested during the year in any contract of significance in relation to the company's business entered into by the company or its subsidiaries or, other than is shown in this report, has any interest in the shares or debentures of the company or its subsidiaries.

Emoluments

The emoluments of the directors in 2002, including pension supplements, payments to money purchase pension schemes and benefits in kind were as follows:

Executive directors	2002 £000	2001 £000
Annual emoluments:		
Basic salaries	1,744	1,617
Annual bonus	472	561
Benefits-in-kind	72	55
Pension supplements(i)	398	367
	2,686	2,600
Contributions to money purchase schemes	171	158
Annual emoluments total	2,857	2,758
Longer term emoluments:		
Performance share plan awards(iii)	205	–
Gains on exercise of share options(ii)	304	23
Longer term emoluments total	509	23
Executive directors total	3,366	2,781
Non-executive directors:		
Fees	293	282
All directors total	3,659	3,063

(i) Of which £285,000 represents an increase in accruals in respect of Mr A R Harris and Mr B G Wallace.

(ii) Represents the gain on the exercise of options under the Stakis 1994 executive share option scheme and the Stakis 1993 savings related share option scheme.

(iii) This relates to performance over the three years to 31st December 2001 and represents the market value of the 1999 PSP awards that vested on 1st March 2002, based on the mid-market quotation for a share on that date of 224.25p. This was reported to shareholders in the company's Annual Report 2001. This amount has been transferred from 2001 to 2002 with a corresponding reduction in the amount previously reported from 2001.

By order of the board

J R F Walls
27th February 2003

Hilton Group plc
Maple Court, Central Park,
Reeds Crescent, Watford
Herts WD24 4QQ

020 7856 8000
www.hiltongroup.com